Exhibit 10.19

[Execution Version]

STRICTLY CONFIDENTIAL

PURCHASE AGREEMENT

dated as of March 25, 2018

by and among

GRAB HOLDINGS INC.,

UBER INTERNATIONAL C.V.

and

APPARATE INTERNATIONAL C.V.

i

(continued)

(continued)

(continued)

		Page
Section 10.18	Tax	123
Section 10.19	Language	123
Section 10.20	Expenses	123
Section 10.21	Exchange Rate	123

EXHIBITS

Exhibit 1.3(a)	Dutch Excluded Assets
Exhibit 1.3(b)(i)	Local Excluded Assets
Exhibit 1.5(a)(i)	Dutch Excluded Liabilities
Exhibit 1.5(b)(i)	Local Excluded Liabilities
Exhibit 2.3(a)	Assignment Agreements
Exhibit 2.3(b)(i)	Local Promissory Notes for Indonesia and Vietnam
Exhibit 2.3(b)(ii)	Allocation of Purchaser Series G Preference Shares Among Local Support Companies
Exhibit 3.1(b)(i)	Estimated Closing Net Working Capital Amount and Estimated Closing Seller Transferred Business Net Cash Amount
Exhibit 3.1(b)(ii)	Estimated Closing Purchaser Net Cash Amount
Exhibit 6.1(a)(iii)(B)	Lion City Transitional Services
Exhibit 6.1(d)(iii)(B)	Outline of the Principal Terms of Contribution Agreement
Exhibit 6.4(b)	Proposed Remedies and Cost-Sharing Mechanism
Annex A to Exhibit 6.4(b)	Calculation of Net Economic Damages
Schedule 1 to Annex A to Exhibit 6.4(b)	Net Economic Damage Calculator
Exhibit 6.4(d)	Illustrative Legal Fee Calculation
Exhibit 6.6(a)(i)	Form of Purchaser Restricted Stock Units Agreement
Exhibit 6.6(a)(ii)	Form of Purchaser Share Options Award Agreement
Exhibit 6.6(a)(iv)	Severance Protection
Exhibit 6.7(d)	Form of Uni EATS Bill of Sale
Exhibit 6.11(a)	Patents
Exhibit 7.4(b)	Taxes Attributable to LSE Assignment
Exhibit 9.2(i)	Special Indemnity Matters
Exhibit 10.1(A)	Amended Purchaser Articles
Exhibit 10.1(B)	Bill of Sale with respect to Delayed Assets and Delayed Liabilities
Exhibit 10.1(C)	Data Definitions
Exhibit 10.1(D)	Shared Contracts

DEFINED TERMS

2018 Bonus Opportunity	4.16(h)
351 Contributions	Recitals
Acquiring Entities	6.11(c)
Aggregate Purchaser Expenses	6.4(d)
Agreement	Preamble

v

Annual Raises	4.16(h)
Anticorruption Laws	4.6(d)
APAC	6.11(d)(A)
Asset Consideration	2.1
Canceled Purchaser Equity Award	2.4(a)
Cap	9.5(a)
Cayman Companies Law	Recitals
CCS	Recitals
CCS Disapproval	6.1(e)
CFC	7.6(b)
Change in Control	6.11(c)
Closing	1.1
Closing Date	Preamble
Closing Net Working Capital Amount	3.1(a)(i)
Closing Purchaser Net Cash Amount	3.1(a)(ii)
Closing Purchaser Net Cash Payment	3.1(c)(ii)
Closing Seller Adjustment Payment	3.1(c)(i)
Closing Seller Transferred Business Net Cash Amount	3.1(a)(iii)
Collaboration Agreement	Recitals
Comfort	Recitals
Contribution Agreement	6.1(d)(iii)(B)
Cooperation Period	1.6(b)
Covenant Not to Sue	6.11(a)
Covenant Period	6.11(d)(C)
Covered Entity	6.11(c)
Current Patents	6.11(a)
Deemed Exercise Rules	2.2(e)
Defense	6.1(g)(i)
Designated Business	6.11(a)
Designated Transition Employees	6.6(l)
Designated Transition Period	6.6(l)
Disclosing Party	6.2
Dispute	10.12
Dutch Assignment	1.1
Dutch Assumed Liabilities	1.4(a)
Dutch Excluded Assets	1.3(a)
Dutch Excluded Liabilities	1.5(a)
Effect	10.1
Estimated Closing Net Working Capital Amount	3.1(b)
Estimated Closing Purchaser Net Cash Amount	3.1(b)
Estimated Closing Seller Transferred Business Net Cash Amount	3.1(b)
Excluded Employees	6.6(a)
Fair Market Value	9.11(e)
Final Closing Net Working Capital Amount	3.2(d)
Final Closing Purchaser Net Cash Amount	3.2(d)
Final Closing Purchaser Net Cash Payment	3.1(a)(v)

Final Closing Seller Adjustment Payment	3.1(a)(iv)
Final Closing Seller Transferred Business Net Cash Amount	3.2(d)
FMV Arbitrator	9.11(e)
Former Seller Business Employee	6.6(c)(i)
Government Official	4.6(d)
Guarantee	Recitals
Independent Accountants	3.2(c)
Lion City Car	6.1(a)(iii)(B)I
Lion City Closing	6.1(d)
Lion City Shareholders Agreement	Recitals
Lion City SPA	Recitals
Lion City Transaction	Recitals
Lion City Transitional Services	6.1(a)(iii)(B)
Local Assumed Liabilities	1.4(b)
Local Excluded Assets	1.3(b)
Local Excluded Liabilities	1.5(b)
Local Promissory Notes	2.3(b)
LSE Assignment	1.2
Midco	7.6(a)
Mieten B.V.	Recitals
Mutual NDA	6.3
Mutual Valuation Period	9.11(e)
Neben	2.3(d)
Negotiation Period	10.12
Net Working Capital Floor	3.1(a)(vi)
New Patents	6.11(a)
Non-Disclosing Party	6.2
Old Sake Parent	Recitals
Other Assets	1.6(a)
Parties	Preamble
PDVL	6.1(a)(iii)(B)III
PFIC	7.6(b)
Privacy Agreements	4.15(d)
Pro-Forma Balance Sheet	4.8
Prohibited Transfer	4.7(e)
Purchaser	Preamble
Purchaser Acquisition	6.11(c)
Purchaser Financial Statements	5.9
Purchaser IT Systems	5.15(g)
Purchaser Lease	5.14(b)
Purchaser Material Lease	5.14(b)
Purchaser Net Cash Floor	3.1(a)(vii)
Purchaser Ordinary Shares	2.2(b)
Purchaser Parties	6.11(a)
Purchaser Preference Shares	5.2(e)
Purchaser Prohibited Employees	6.9(a)

Purchaser Required Governmental Authorizations	5.7(b)
Purchaser Restricted Stock Unit	2.2(b)
Purchaser Restructuring	Recitals
Purchaser Series G Preference Shares	2.1
Purchaser Share Option	2.2(c)(i)
Purchaser Statement	3.1(e)
Purchaser Statement Date	5.9
Related Entities	6.11(c)
Remaining Lion City Interest	6.1(d)(i)
Required License	6.1(f)(ii)
Residuals	6.11(c)
Resolution Period	3.2(b)
Restructuring HoldCo	Recitals
Review Period	3.2(a)
Ride-Hailing Business	6.11(a)
Rules	10.12
Sake LCR Driver	6.1(a)(iii)(B)I
Seller	Preamble
Seller 1	Preamble
Seller 2	Preamble
Seller Business Employee Census	4.16(h)
Seller Expense Cap	6.4(d)
Seller Financial Statements	4.8
Seller IT Systems	4.15(e)
Seller Lease	4.13(b)
Seller Material Assigned Contracts	4.12(a)
Seller Material Lease	4.13(b)
Seller Parties	6.11(a)
Seller Percentage	3.1(c)(ii)
Seller Prohibited Employees	6.9(b)
Seller Related Party Transactions	4.14
Seller Required Governmental Authorizations	4.6(b)
Seller Retained Severance Costs	Section 6.6(c)(ii)
Seller Statement Date	4.8
Seller’s Ownership Proportion	3.1(c)(ii)
Shared Contracts Arrangements	1.8
Shared Contracts Customization Period	1.8
Specified Assets	1.6(a)
Specified Local Assets	1.6(a)
Standstill Date	6.9(c)
Statement of Disagreement	3.2(a)
Summary Procedure	10.12(c)
Tax Contest	7.1
Territory Patents	6.11(a)
Third Party	10.11
Third Party Claim	9.8(a)

Third Party Claim Notice	9.8(a)(i)
Threshold	9.5(b)(ii)
Transaction Regulatory Filings	6.4(a)
Transfer and Liquidation Costs	7.4(b)
Transfer Taxes	7.4(a)
Transferred Statutory Plans	1.3(b)
Uni Prescribed Period	6.8(a)
Vested Seller Parent Share Awards	2.2(a)

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”), dated as of March 25, 2018 (the “Closing Date”), is by and among Grab Holdings Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Purchaser”), Uber International C.V., a commanditaire vennootschap formed under the laws of The Netherlands acting through and represented by its general partner Neben, LLC, a Delaware limited liability company (“Seller 1”), Apparate International C.V., a commanditaire vennootschap formed under the laws of The Netherlands acting through and represented by its general partner Neben, LLC, a Delaware limited liability company (“Seller 2”, and, together with Seller 1, “Seller”, and, together with Purchaser, the “Parties”). For purposes of this Agreement, references to “Seller” shall mean each and both of Seller 1 and Seller 2.

RECITALS

WHEREAS, Seller and its Subsidiaries are engaged in the Seller Business;

WHEREAS, Purchaser wishes to acquire the Acquired Assets and assume the Assumed Liabilities, directly or indirectly through its Subsidiaries, from Seller and its Affiliates, and Seller wishes to transfer, assign, convey and deliver (or cause to be transferred, assigned, conveyed and delivered), directly and indirectly through its Affiliates, the Acquired Assets and the Assumed Liabilities to Purchaser and its Subsidiaries, subject to the terms and conditions set forth herein;

WHEREAS, prior to the Closing Date, Mieten B.V., a besloten vennootschap formed under the laws of The Netherlands and a wholly-owned Subsidiary of Seller 1 (“Mieten B.V.”), has entered into that certain Sale and Purchase Agreement dated December 8, 2017 with ComfortDelGro Corporation Limited, a company incorporated in Singapore (“Comfort”), pursuant to which, among other things, Mieten B.V. agreed to sell and transfer 51% of the outstanding capital stock of Lion City Rentals to Comfort (the “Lion City Transaction,” and such Sale and Purchase Agreement, the “Lion City SPA”). In connection with the Lion City Transaction, (i) Uber B.V., a besloten vennootschap formed under the laws of The Netherlands, Comfort, and the other parties thereto also entered into that certain Commercial Collaboration Agreement dated December 8, 2017 (the “Collaboration Agreement”) and (ii) Mieten B.V., Comfort, and the other parties thereto will, on or prior to the closing of the Lion City Transaction, enter into that certain Shareholders’ Agreement in respect of Lion City Rentals (the “Lion City Shareholders Agreement”). The consummation of the Lion City Transaction and the consummation of certain provisions of the Collaboration Agreement are subject to, among other things, approval by the Competition Commission of Singapore (the “CCS”).

WHEREAS, Seller 1, directly or indirectly, owns all of the issued and outstanding share capital of the Local Support Companies (other than a de minimis number of director qualifying and nominee shares);

WHEREAS, Seller owns or has a valid leasehold, contractual or other interest in all of the Acquired Assets as follows: Seller 1 owns, indirectly through the Local Support Companies, all of the Local Acquired Assets, and Seller owns or has a valid leasehold, contractual or other interest in, directly and indirectly through its Subsidiaries, all of the Dutch Acquired Assets;

WHEREAS, concurrently with the execution and delivery of this Agreement, upon the terms and subject to the conditions of this Agreement, Seller 2 is transferring, assigning, conveying and delivering, and, at the direction of Seller 2, Seller 1 is causing its Subsidiaries to transfer, assign, convey and deliver to Purchaser all of the Dutch Acquired Assets other than the Uni EATS Assets;

WHEREAS, concurrently with the execution and delivery of this Agreement, upon the terms and subject to the conditions of this Agreement, Seller 1 is causing the Local Support Companies to transfer, assign, convey and deliver to one or more Purchaser Group Companies, at the direction of Purchaser, all of the Local Acquired Assets other than the Delayed Assets;

WHEREAS, concurrently with the consummation of the Closing, in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”), Purchaser, Grab Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Old Sake Parent”), and E Holdings, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Purchaser (“Restructuring HoldCo”), are entering into a merger transaction pursuant to which Restructuring HoldCo is merging with and into Old Sake Parent (the “Purchaser Restructuring”), with Old Sake Parent surviving the Purchaser Restructuring as a wholly-owned Subsidiary of Purchaser, and the issued and outstanding ordinary shares and preference shares of Old Sake Parent will be cancelled and converted into the right of Old Sake Parent’s shareholders to receive Purchaser Ordinary Shares or Purchaser Preference Shares, as the case may be, of corresponding class and series;

WHEREAS, pursuant to the Purchaser Restructuring, all of the shares of stock of Old Sake Parent issued and outstanding immediately prior to the Closing shall be cancelled in consideration for the Old Sake Parent’s shareholders right to receive shares of Purchaser;

WHEREAS, the board of directors of Purchaser has (i) approved the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transaction and the Purchaser Restructuring, (ii) determined that it is in the best interests of Purchaser and declared it advisable for Purchaser to enter into this Agreement and the other Transaction Documents to which it is a party, and (iii) approved the issuance of the Purchaser Series G Preference Shares pursuant to the terms of this Agreement;

WHEREAS, the shareholders of Purchaser have authorized and approved the Purchaser Restructuring, this Agreement, the other Transaction Documents and the performance by Purchaser of its obligations hereunder and thereunder by way of special resolution or such other authorizations, if any, as may be required;

WHEREAS, each of the board of directors (or duly authorized committee thereof) or the equivalent thereof, as applicable, of Seller and Seller Parent has (i) approved the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by Seller of the Transaction, and (ii) determined that it is in the best interests of Seller and its partners, and declared it advisable for Seller to enter into this Agreement and the other Transaction Documents to which it is or will be a party;

WHEREAS, for U.S. federal income tax purposes, the Parties intend that the Dutch Assignment, and the Purchaser Restructuring, considered together (the “351 Contributions”), shall be treated as a tax-free exchange described in Section 351 of the Code, pursuant to which (i) Seller 2 shall be deemed to contribute the Dutch Acquired Assets to Purchaser in exchange for the Purchaser Series G Preference Shares issuable pursuant to Article II and any cash payable pursuant to Article III and (ii) Old Sake Parent’s shareholders shall be deemed to contribute the shares of Old Sake Parent to Purchaser in exchange for shares of Purchaser, and the receipt of cash, if any, by Seller 2 shall be treated as taxable “boot” under Section 351(b) of the Code; and

WHEREAS, among other things, concurrently with the execution and delivery of this Agreement, Seller Parent is delivering a Guarantee (the “Guarantee”) to Purchaser pursuant to which, among other things, Seller Parent irrevocably guarantees to Purchaser and the Local Support Companies the timely payment and performance of all of Seller’s and its Affiliates’ obligations hereunder and under the other Transaction Documents.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

ASSIGNMENT OF ASSETS; ASSUMPTION OF LIABILITIES

Section 1.1 Assignment of Dutch Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, and subject to the applicable provisions of Section 1.6 and Section 1.7 and the Transitional Services Agreement, concurrently with the execution and delivery of this Agreement (the “Closing”), Seller 2 is hereby transferring, assigning, conveying and delivering, and, at the direction of Seller 2, Seller 1 is hereby causing its Subsidiaries to transfer, assign, convey and deliver, to Purchaser all of the Dutch Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances, and Purchaser is acquiring and accepting the Dutch Acquired Assets, in each case pursuant to the applicable Bill of Sale; provided, that (i) the Seller Territory Data shall be transferred, assigned and conveyed hereby but the actual delivery thereof to the applicable Purchaser Group Company shall be accomplished in accordance with Section 1.6(e) and the procedures and timing set forth in the Transition Services Agreement, including the Data Attachment to Schedule 3 of the Transition Services Agreement, and (ii) the Uni EATS Assets shall be transferred, assigned, conveyed and delivered in accordance with the procedures and timing set forth in Section 6.7(d) (collectively, the “Dutch Assignment”).

Section 1.2 Assignment of Local Acquired Assets. Upon the terms and subject to the conditions set forth in this Agreement, and subject to the applicable provisions of Section 1.6 and Section 1.7, concurrently with the execution and delivery of this Agreement, Seller 1 is hereby causing the Local Support Companies to transfer, assign, convey and deliver to one or more Purchaser Group Companies, at the direction of Purchaser, all of the Local Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances, and the relevant Purchaser Group Company is acquiring and accepting the Local Acquired Assets, in each case pursuant to the applicable Bill of Sale; provided, that any Delayed Assets that are Local Acquired Assets shall be transferred, assigned, conveyed and delivered as soon as practicable following the last and final Employee Services Expiration Date for the Seller Business Employees located in the Philippines or such earlier date as mutually agreed by the Parties but at the same time as the Delayed Liabilities (such transfer, assignment, conveyance and delivery, collectively, the “LSE Assignment”).

Section 1.3 Excluded Assets.

(a) Dutch Excluded Assets. Notwithstanding any other provision of this Agreement or the Bills of Sale, none of the following shall be considered or constitute Dutch Acquired Assets (but shall remain with Seller 2 or, respectively, the Subsidiaries of Seller 1 following the consummation of the Closing): (i) any of the assets, properties and third-party agreements that are listed on Exhibit 1.3(a), (ii) all Intellectual Property (other than Seller Territory Data), (iii) any bank accounts of Seller and its Affiliates, (iv) any insurance policies and rights, claims or causes of action thereunder, (v) any assets relating to any Seller Benefit Plans, (vi) all rights, claims and causes of action available to or being pursued by the Seller or any of its Affiliates, whether arising by way of counterclaim or otherwise, to the extent related to the Dutch Excluded Assets or Dutch Excluded Liabilities, (vii) any share capital in the Seller or any of its Affiliates, including any share capital of Lion City Rentals, (viii) all rights of Seller under this Agreement and the Transaction Documents, (ix) all confidential communications between the Seller and its Affiliates on the one hand, and any internal or external legal counsel, on the other hand, (x) any refund of Taxes indemnifiable by Seller pursuant to Section 9.1, (xi) corporate seals, corporate books and records of internal corporate proceedings of Seller and its Affiliates, (xii) except as provided in Section 1.3(b) with respect to the Local Acquired Assets, Tax and accounting records and work papers of Seller, its Subsidiaries and its Affiliates, (xiii) any of the Lion City Agreements, (xiv) any Seller Books and Records, and (xv) any Shared Contracts (collectively, the “Dutch Excluded Assets”).

(b) Local Excluded Assets. Notwithstanding any other provision of this Agreement or the Bills of Sale, none of the following shall be considered or constitute Local Acquired Assets (but shall remain with the applicable Local Support Company following the consummation of the Closing): (i) any of the assets, properties and third-party agreements that are listed on Exhibit 1.3(b)(i), (ii) all Intellectual Property (other than Seller Territory Data), (iii) all of the Local Support Companies’ bank accounts, (iv) any insurance policies and rights, claims or causes of action thereunder, (v) any assets relating to any Seller Benefit Plans (other than any Seller Benefit Plans that are required to be transferred pursuant to Applicable Law (such Seller Benefit Plans, the “Transferred Statutory Plans” )), (vi) all rights, claims and causes of action available to or being pursued by the Seller or any of its Affiliates, whether arising by way of counterclaim or otherwise, to the extent related to the Local Excluded Assets or Local Excluded Liabilities, (vii) any share capital in the Seller or any of its Affiliates, (viii) all rights of Seller and the Local Support Companies under this Agreement and the Transaction Documents, (ix) any refund of Taxes indemnifiable by Seller pursuant to Section 9.1, (x) all confidential communications between a Local Support Company on the one hand, and any internal or external legal counsel, on the other hand, (xi) corporate seals, corporate books and records of internal corporate proceedings of Seller and its Affiliates, (xii) all of the assets, properties, privileges, claims and rights of Viet Car Rental Company Limited, a Vietnamese company, (xiii) Tax and accounting records and work papers of Seller, its Subsidiaries and its Affiliates, except for (A) originals of such Tax and accounting records and work papers of the applicable Local Support Company necessary for Purchaser or the applicable Purchaser Group Company to comply with Sections 34(b) and 46 of the Singapore Goods and Services Tax Act and Sections 36 and 38 of the Malaysian Goods and Services Tax Act of 2014 (in which case copies of such Tax and accounting records and work papers shall be Excluded Assets) and (B) upon Purchaser’s request from time to time, copies of such Tax and accounting records and work papers of the applicable Local Support Company necessary for Purchaser or the applicable Purchaser Group Company to comply with local Tax reporting requirements, and (xiv) any Shared Contracts (collectively, the “Local Excluded Assets”).

Section 1.4 Assumption of Liabilities of the Seller Business.

(a) Dutch Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, and subject to the exclusions contained in Section 1.5(a), Purchaser is assuming, concurrently with the execution and delivery of this Agreement, (i) all Liabilities under the Dutch Assigned Contracts and (ii) all other Liabilities of Seller 2, Seller 1 and their respective Subsidiaries (other than the Local Support Companies) Related to the Seller Business (collectively, the “Dutch Assumed Liabilities”), in each case other than any Dutch Excluded Liabilities; provided, that the Uni EATS Liabilities shall be transferred, assigned, conveyed and delivered in accordance with the procedures and timing set forth in Section 6.7(d).

(b) Local Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, and subject to the exclusions contained in Section 1.5(b), one or more Purchaser Group Companies is/are assuming, concurrently with the execution and delivery of this Agreement, (i) all Liabilities Related to the Seller Business under the Local Assigned Contracts, (ii) the Transferred Statutory Plans and all Liabilities Related to such Transferred Statutory Plans (other than, in each case, as they relate to any Excluded Employee), but solely to the extent that (A) such Liabilities are fully included in the determination of Final Closing Net Working Capital Amount or, (B) to the extent such Liabilities are not required by the Accounting Methods to be included in the determination of Final Closing Net Working Capital Amount, the relating applicable Transferred Statutory Plans are Disclosed in Section 4.16(b)(i) of the Seller Disclosure Letter and (iii) all other Liabilities of the Local Support Companies Related to the Seller Business (collectively, the “Local Assumed Liabilities”), in each case other than any Local Excluded Liability; provided, that any Delayed Liabilities that are Local Assumed Liabilities shall be transferred, assigned, conveyed and delivered as soon as practicable following the last and final Employee Services Expiration Date for the Seller Business Employees located in the Philippines or such earlier date as mutually agreed by the Parties but at the same time as the Delayed Assets.

Section 1.5 Excluded Liabilities.

(a) Dutch Excluded Liabilities. Notwithstanding any other provision of this Agreement or the Bills of Sale, no Purchaser Group Company is assuming or shall assume or be bound by or obligated or responsible for any of the following : (i) any Liabilities with respect to any of the matters Disclosed in Exhibit 1.5(a)(i), (ii) any Liabilities arising from violations of Applicable Law (whether known or unknown) by Seller or its Affiliates (for the avoidance of doubt, this Section 1.5(a)(ii) shall not limit any Liabilities of Purchaser expressly created by Section 9.2(h)), (iii) any Liabilities under any Dutch Assigned Contract arising from violations of Applicable Law (whether known or unknown) by Seller or its Affiliates (for the avoidance of doubt, this Section 1.5(a)(iii) shall not limit any Liabilities of Purchaser expressly created by Section 9.2(h)), (iv) any Transfer Taxes or share of any Transfer Taxes for which Seller is liable under Section 7.4, (v) any Taxes for, attributable to or arising in any Pre-Closing Tax Period, (vi) any Liabilities arising out of a claim of fraudulent conveyance by a creditor of Seller or any of its Affiliates (or a claim under asset transfer claw-back provisions of Applicable Law), (vii) any Liabilities relating to the employment or termination of employment of any employees, (viii) any Liabilities relating to any Seller Benefit Plans or any other employee benefit plans, programs, policies or arrangements, (ix) any Liability arising from any Dutch Excluded Asset (including any Liability arising from any Intellectual Property or Business Data of Seller or any of its Affiliates (except with respect to any Seller Territory Data (and any Business Data that is Seller Territory Data that is provided in accordance with this Agreement and the Transition Services Agreement), which is addressed in subsection (x) below) or any infringement, misappropriation or violation by Seller or any of its Affiliates of any Intellectual Property or Business Data), (x) any Liability with respect to the Seller Territory Data and any Business Data that is Seller Territory Data to the extent such Liability results from any unauthorized use, access, transfer or other exploitation of Seller Territory Data or any Business Data that is Seller Territory Data by an unauthorized third party or violation of Applicable Law and (xi) any Liabilities relating to the Lion City Transaction, any Liabilities arising under or relating to the Lion City Agreements, any Liabilities of any Affiliate of Seller Parent vis-à-vis Lion City Rentals and, for the avoidance of doubt, any Liabilities of Lion City Rentals (for the avoidance of doubt, this Section 1.5(a)(xi) shall not limit any Liabilities of Purchaser expressly created by Section 6.1, Exhibit 6.1(a)(iii)(B), Section 6.4(b) or Exhibit 6.4(b)) (collectively, the “Dutch Excluded Liabilities”).

(b) Local Excluded Liabilities. Notwithstanding any other provision of this Agreement or the Bills of Sale, none of Purchaser or any Purchaser Group Company is assuming or shall assume or be bound by or obligated or responsible for any of the following : (i) any Liabilities with respect to any of the matters Disclosed in Exhibit 1.5(b)(i), (ii) any Liabilities arising from violations of Applicable Law (whether known or unknown) by Seller or its Affiliates (for the avoidance of doubt, this Section 1.5(b)(ii) shall not limit any Liabilities of Purchaser expressly created by Section 9.2(h)), (iii) any Liabilities under any Local Assigned Contract arising from violations of Applicable Law (whether known or unknown) by Seller or its Affiliates, (iv) any Transfer Taxes and Transfer and Liquidation Costs or share of any Transfer Taxes and Transfer and Liquidation Costs for which Seller is liable under Section 7.4, (v) any Taxes for, attributable to or arising in any Pre-Closing Tax Period, (vi) any Liabilities arising out of a claim of fraudulent conveyance by a creditor of Seller or any of its Affiliates (or a claim under asset transfer claw-back provisions of Applicable Law), (vii) any Liabilities relating to the Excluded Employees, (viii) any Liabilities relating to the employment or engagement of, or termination of employment or engagement of, any Seller Business Employees prior to the Closing, including any Liabilities with respect to the 2017 Bonuses (to the extent not fully included in the determination of the Final Closing Net Working Capital Amount) (for the avoidance of doubt, this Section 1.5(b)(vii) shall not limit any Liabilities of Purchaser expressly created by Section 6.6(c)), (ix) except as set forth in Section 2.2(b) and (c), any Liabilities relating to the Seller Benefit Plans (other than any Transferred Statutory Plans (other than as they relate to any Excluded Employee), but solely to the extent that (A) such Liabilities are fully included in the determination of Final Closing Net Working Capital Amount or, (B) to the extent such Liabilities are not required by the Accounting Methods to be included in the determination of Final Closing Net Working Capital Amount, the relating applicable Transferred Statutory Plans are Disclosed in Section 4.16(b)(i) of the Seller Disclosure Letter) (for the avoidance of doubt, this Section 1.5(b)(ix) shall not limit any Liabilities of Purchaser expressly created by Section 6.6(c)), (x) any Liability arising from any Local Excluded Asset (including any Liability arising from any Intellectual Property or Business Data of Seller or any of its Affiliates (except with respect to any Seller Territory Data (and any Business Data that is Seller Territory Data that is provided in accordance with this Agreement and the Transition Services Agreement), which is addressed in subsection (xi) below) or any infringement, misappropriation or violation by Seller or any of its Affiliates of any Intellectual Property or Business Data), (xi) any Liability with respect to the Seller Territory Data and any Business Data that is Seller Territory Data to the extent such Liability results from any unauthorized use, access, transfer or other exploitation of Seller Territory Data or any Business Data that is Seller Territory Data by an unauthorized third party or violation of Applicable Law, (xii) any Liability of Viet Car Rental Company Limited, a Vietnamese company and (xiii) any Liabilities of any Local Support Company vis-à-vis Lion City Rentals and, for the avoidance of doubt, any Liabilities of Lion City Rentals (collectively, the “Local Excluded Liabilities”).

Section 1.6 Process for Assignment of Acquired Assets.

(a) To the extent that any authorizations, approvals, consents, notices or waivers are required by any Governmental Authority or third party with respect to the sale, assignment, sublease, transfer, conveyance or delivery to any Purchaser Group Company of any Acquired Asset that is not a Specified Local Asset (such Acquired Assets that require such authorizations, approvals, consents, notices or waivers (other than the Specified Local Assets), including, for the avoidance of doubt, any Uni EATS Assets and any Delayed Assets, the “Other Assets”), or any claim or right or any benefit arising thereunder or resulting therefrom, shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such Other Asset (it being understood that obtaining or sending any authorizations, approvals, consents, notices or waivers with respect to any such Other Assets shall be at Seller’s sole cost and expense). To the extent that any authorizations, approvals, consents, notices or waivers are required by any Governmental Authority or third party with respect to the sale, assignment, sublease, transfer, conveyance or delivery to any Purchaser Group Company of any Local Acquired Asset that would not have been required in the event that the entire share capital of the applicable Local Support Company were, directly or indirectly, transferred at the Closing to Purchaser (such Local Acquired Assets, the “Specified Local Assets” and, together with the Other Assets, the “Specified Assets”), including any Local Assigned Contract or Seller Required Governmental Authorization that is a Specified Local Asset, or any claim or right or any benefit arising thereunder or resulting therefrom, shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such Specified Local Asset (it being understood that obtaining or sending any authorizations, approvals, consents, notices or waivers with respect to such Specified Local Assets shall be at Purchaser’s sole cost and expense).

(b) With respect to any Acquired Asset that is not sold, assigned, subleased, transferred, conveyed or delivered at Closing because any required authorizations, approvals, consents, notices or waivers have not been sent or obtained as of the Closing, then, (i) in the case of an Acquired Asset other than a Seller Assigned Contract, until the date that is twenty-one (21) months after the Closing, or, (ii) in the case of a Seller Assigned Contract, until the expiration of the then-current term (but not during any renewal period) of the applicable Seller Assigned Contract (the “Cooperation Period”), Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts, (i) with the cooperation of the Purchaser Group Companies, at Seller’s sole cost and expense in the case of Other Assets, to obtain or send any such authorizations, approvals, consents, notices or waivers, and (ii) at Purchaser’s sole cost and expense in the case of Specified Local Assets, to assist Purchaser in its efforts to obtain or send any such authorizations, approvals, consents, notices or waivers.

(c) To the extent a Specified Asset cannot be transferred to Purchaser within the Cooperation Period, Purchaser will, after the expiration of the Cooperation Period, assist Seller and the applicable Local Support Company (at Purchaser’s sole cost and expense if such Specified Asset is a Specified Local Asset, and at Seller’s sole cost and expense if such Specified Asset is an Other Asset) in winding down or fulfilling the performance of any such Specified Asset until such Specified Asset is terminated in full, and Seller shall, and shall cause its Affiliates to, promptly remit to Purchaser, or, at the direction of Purchaser, to one or more Subsidiaries of Purchaser, any proceeds from such winding down of any such Specified Assets (net of any Taxes on such proceeds). Purchaser shall reimburse Seller for all reasonable costs and expenses (including such Taxes that were not deducted or withheld from the payment of proceeds pursuant to the preceding sentence and would be Transfer and Liquidation Costs to be borne by Purchaser in accordance with Section 7.6(b) if the Specified Local Assets had been transferred at the Closing, but no other Taxes) incurred by Seller or its Affiliates arising from the attempted assignment, winding down, fulfillment of performance or termination, as the case may be, of any such Specified Assets that are Specified Local Assets, whether incurred during or following the Cooperation Period.

(d) During the Cooperation Period, each of Seller and Purchaser shall, and shall cause their respective Subsidiaries to, cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to give the applicable Purchaser Group Company the full benefits and costs (to the extent such costs constitute Assumed Liabilities) of use of any Specified Asset, and the Parties shall cooperate to calculate such benefits and costs, to the extent applicable, and make any required payments resulting from such calculation payable at that time, on or around the thirtieth (30th) day after the Closing Date and on a quarterly basis thereafter, beginning on the last Business Day of the quarter ended June 30, 2018. Once authorization, approval, consent, notice or waiver for the sale, assignment, sublease, transfer, conveyance or delivery of any Specified Asset not sold, assigned, subleased, transferred, conveyed or delivered at the Closing is sent or obtained, Seller shall or shall cause its relevant Affiliates to, assign, transfer, convey and deliver in accordance with this Agreement such Specified Asset to the applicable Purchaser Group Company at no additional cost, free and clear of all Encumbrances (other than Permitted Encumbrances). To the extent that any Specified Asset cannot be assigned, transferred, conveyed and delivered or the full benefits and costs (to the extent such costs constitute Assumed Liabilities) of use of any such asset cannot be provided to the applicable Purchaser Group Company following the Closing, then Seller, the applicable Affiliate of Seller and the applicable Purchaser Group Company shall enter into such lawful arrangements (including subleasing, sublicensing or subcontracting) as will provide to the applicable Purchaser Group Company the economic and operational equivalent, to the fullest extent permitted and reasonably practicable, of obtaining such authorization, approval, consent or waiver and the performance by the applicable Purchaser Group Company of the obligations thereunder. Seller, the applicable Affiliate of Seller and their Affiliates shall hold in trust for and pay to the applicable Purchaser Group Company promptly upon receipt thereof, all income, proceeds and other monies received by Seller or the applicable Affiliate of Seller (net of any Taxes and net of any operational costs, to the extent such operational costs constitute Assumed Liabilities) that would have been received by the applicable Purchaser Group Company if such Specified Asset had been sold, assigned, subleased, transferred, conveyed or delivered to such Purchaser Group Company at Closing in accordance with Section 1.1 or Section 1.2, as the case may be.

(e) On or as promptly as practicable following the Closing Date and in accordance with the Transition Services Agreement, including the Data Attachment to Schedule 3 of the Transition Services Agreement, Seller shall (A) give (or cause to be given) notice of (i) the assignment and assumption of the Seller Assigned Contracts that have been entered into with riders in connection with their use of transportation services and driver partners in connection with providing transportation services to riders (other than driver partners located in the Philippines and Vietnam as set forth in clause (B) below), and (ii) the transfer of the applicable Seller Territory Data and the relating change of the data controller, to any riders, driver partners, eaters and/or delivery couriers that are party to Seller Assigned Contracts so as to ensure that the Purchaser Group Companies shall have the right to make commercial use of the Seller Territory Data (subject, in the case of driver partners located in the Philippines and Vietnam, to the consent of such driver partners as set forth in clause (B) below), and (B) use commercially reasonable efforts to obtain (or cause to be obtained) consent with respect to the transfer of the applicable Seller Territory Data and the relating change of the data controller from any driver partners that are located in the Philippines and Vietnam that are party to Seller Assigned Contracts so as to ensure that the Purchaser Group Companies shall have the right to make commercial use of the Seller Territory Data. On or as promptly as practicable following the consummation of the transfer, assignment, conveyance and delivery of the Uni EATS Assets pursuant to Section 6.7(d), but in no event later than five (5) Business Days following such time, Seller shall give (or cause to be given) notice in accordance with the Transition Services Agreement, including the Data Attachment to Schedule 3 of the Transition Services Agreement, of the assignment and assumption of the Seller Assigned Contracts that have been entered into with Restaurant Merchants in connection with the Uni EATS Assets. For the avoidance of doubt, Seller shall not deliver the applicable Seller Territory Data with respect to riders or eaters in the Philippines or Vietnam at any time, and with respect to driver partners in the Philippines or Vietnam only after Seller has received consent to the transfer of the applicable Seller Territory Data from the applicable driver partners in accordance with clause (B) above.

(f) During the Cooperation Period applicable to the Delayed Assets, Delayed Liabilities and those Seller Leases that require the applicable Local Support Company to maintain insurance with respect to such Local Support Company under their terms, Seller shall maintain its current insurance policies with respect to such Delayed Assets, Delayed Liabilities and Seller Leases, if applicable, and shall use commercially reasonable efforts in accordance with past practice to cause such insurance carriers to respond to any insurance claims with respect to such Delayed Assets, Delayed Liabilities and Seller Leases. Any insurance proceeds shall be subject to the last sentence of Section 1.6(d).

Section 1.7 Further Assurances.

(a) Subject to Section 1.6 (including with respect to the allocation of costs between Seller and Purchaser), in case at any time after the Closing, any further action by a Party is reasonably necessary to carry out the purposes of the Transaction Documents, such Party shall, at its own expense, execute and deliver such documents and other papers and take such further actions as may be reasonably required to carry into effect the intents and purposes of the Transaction Documents (including, without limitation, vesting, perfecting, confirming or continuing full right, title and interest in all of the rights, title, and interest in any properties or assets then held by such Party, the conveyance, transfer or assignment of which was or is required by the covenants or other agreements of such Party contained in the Transaction Documents).

(b) Subject to Section 1.6 (including with respect to the allocation of costs between Seller and Purchaser), the Parties agree to reasonably cooperate to effect the transfer of the Specified Assets at, or as soon as reasonably practicable following, the Closing in accordance with this Agreement and the Transition Services Agreement. The failure to deliver any such Specified Asset to Purchaser at the Closing shall not, in and of itself, constitute a breach of this Agreement by Seller (it being understood and agreed that, notwithstanding the foregoing, following the Closing, Seller and Purchaser shall comply with their obligations under Section 1.6 and this Section 1.7 with respect to such Specified Asset). Except where expressly provided in Section 1.1, Section 1.2, Section 1.6 and this Section 1.7 and in the Transition Services Agreement, legal title to the Acquired Assets and Assumed Liabilities will transfer on the Closing Date and electronic, physical or other delivery of such Acquired Assets will take place as soon as practicable following the Closing Date.

Section 1.8 Shared Contracts. Seller and Purchaser shall, and shall cause their respective Affiliates to, negotiate in good faith (which shall include, in the case of Seller, leveraging its existing relationship with the counterparties to the Shared Contracts) with the counterparties to any Shared Contract to amend, customize or modify the material terms of any such Shared Contract in a manner reasonably acceptable to Purchaser, and in good faith seek mutually acceptable arrangements for purposes of making available at cost (without markup) to the Purchaser Group Companies during the Cooperation Period the rights, liabilities and obligations under each Shared Contract (as so amended, customized or modified) solely to the extent it relates to the Territories (as mutually agreed in good faith by the Parties), with the rights, liabilities and obligations so allocated to the Territories to be held or borne, as applicable, by Purchaser and the rights, liabilities and obligations so allocated outside the Territories to be held or borne, as applicable, by Seller (provided, that such arrangements shall not result in a breach or violation of such Shared Contract by Seller and its Affiliates or Purchaser and its Affiliates, as the case may be; and provided, further, that such arrangements shall comply with the principles of allocation of Acquired Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities between Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, that is set forth in Section 1.1 through Section 1.5 (it being understood that no Purchaser Group Company would assume or be responsible for any Excluded Liability, and none of Seller or any of its respective Affiliates would assume or be responsible for any Assumed Liability)) (such arrangements, the “Shared Contracts Arrangements” ). Seller and Purchaser shall each use their respective commercially reasonable efforts to so negotiate for such Shared Contracts Arrangements to be entered into or consummated as soon as practicable after the Closing, but in any event (i) in respect of Shared Contracts that are set forth in Exhibit 10.1(D), prior to the date that is sixty (60) days after the Closing Date and (ii) in respect of all other Shared Contracts, prior to the date that is one hundred twenty (120) days after the Closing Date (the “Shared Contracts Customization Period”). Such Shared Contracts Arrangements may include entering into separate Contracts with the third party to such Shared Contract on terms mutually agreeable to Seller and Purchaser and/or a subcontracting, sublicensing or subleasing arrangement (including under the Transition Services Agreement). To the extent that the Cooperation Period for any Shared Contract has expired, Section 1.6(c) shall apply mutatis mutandis to any costs or expenses incurred by Seller or its Affiliates arising from the (attempted) assignment, winding down, fulfillment of performance or termination of such Shared Contract, as the case may be. To the extent no Shared Contracts Arrangement can be entered into with respect to any Shared Contract by the end of the Shared Contracts Customization Period:

(a) because Purchaser does not accept the existing terms under the portion of any such Shared Contract applicable to the Territories, then Seller shall, at Purchaser’s request, terminate the portion of such Shared Contract applicable to the Territories at the earliest time permissible under the terms of such Shared Contract, and Purchaser shall, so long as Seller has used its commercially reasonable efforts to negotiate for such Shared Contracts Arrangements in accordance with this Section 1.8, bear 100% of any costs or expenses incurred by Seller or its Affiliates arising from the (attempted) assignment, winding down, fulfillment of performance or termination of the portion of such Shared Contract applicable to the Territories, as the case may be, during the applicable termination notice period;

(b) because the counterparty to such Shared Contract does not accept any proposed Shared Contracts Arrangements under the existing terms of such Shared Contract, exercises a termination right or otherwise rejects any proposed Shared Contracts Arrangements, then Seller shall, at Purchaser’s request, terminate the portion of such Shared Contract applicable to the Territories at the earliest time permissible under the terms of such Shared Contract, and, so long as each of Purchaser and Seller have used their respective commercially reasonable efforts to negotiate for such Shared Contracts Arrangements in accordance with this Section 1.8, each of Seller and Purchaser shall bear 50% of any costs or expenses incurred by Seller or its Affiliates arising from the (attempted) assignment, winding down, fulfillment of performance or termination of the portion of such Shared Contract applicable to the Territories, as the case may be, during the applicable termination notice period; or

(c) because the terms of the applicable Shared Contract as of the Closing Date prevent the entering into or consummation of any Shared Contracts Arrangement (it being understood and agreed that a notice or consent requirement of such counterparty or customary provision of similar effect shall not be construed in and of itself as preventing such entering into of any Shared Contracts Arrangement), then Seller, so long as Purchaser has used its commercially reasonable efforts to negotiate for such Shared Contracts Arrangements in accordance with this Section 1.8, shall bear 100% of any costs or expenses incurred by Seller or its Affiliates arising from the (attempted) assignment, winding down, fulfillment of performance or termination of the portion of such Shared Contract applicable to the Territories, as the case may be;

provided, in case of clauses (a) and (b) solely in respect of BPO Agreements and other customer support agreements (as set forth in Exhibit 10.1(D)), that the portion of such applicable Shared Contract applicable to the Territories provides for customer support services (limited to calls and emails) supporting ride-hailing and/or food delivery operations; and provided, further, that to the extent the portion of such applicable Shared Contract applicable to the Territories does not provide for customer support services (limited to calls and emails) supporting ride-hailing and/or food delivery operations, Seller shall bear 100% of any costs or expenses incurred by Seller or its Affiliates arising from the (attempted) assignment, winding down, fulfillment of performance or termination of such portion of such Shared Contract applicable to the Territories (or the portion thereof that does not relate to customer support services (limited to calls and emails) supporting ride-hailing and/or food delivery operations), as the case may be, during the applicable termination notice period.

Section 1.9 Bills of Sale. Notwithstanding anything to the contrary herein or in any other Transaction Document, in the event of any conflict between any of the terms or provisions of this Agreement (including, without limitation, the allocation between the Parties of liability for Transfer and Liquidation Costs and the designation of the Party responsible for preparing Tax Returns and other documentation for any Taxes incurred in connection with the consummation of the LSE Assignment and the liquidation of the Local Support Companies, each as set forth in Section 7.4(b)), on the one hand, and any of the terms or provisions of any Bill of Sale, on the other hand, this Agreement shall prevail and control, and the Parties shall take, and shall cause their Affiliates to take, all actions necessary to give full effect to this Agreement (including, with respect to the Bills of Sale, Section 1.6 through Section 1.8 and all defined terms of this Agreement as if they were set forth at length in the respective Bill of Sale) and to consummate the Transaction in accordance with the terms of this Agreement.

ARTICLE II

ASSET CONSIDERATION; DELIVERY OF SECURITIES

Section 2.1 Asset Consideration. The consideration to be delivered by Purchaser to Seller 2 under Section 2.3(a) for the transfer, assignment, conveyance and delivery of the Dutch Acquired Assets to Purchaser shall be 412,751,081 validly issued, fully paid, non-assessable Series G preference shares, par value 0.000001 per share (the “Purchaser Series G Preference Shares”), of Purchaser, which is equal to (i) 27.5% multiplied by the share capital of Purchaser on a fully diluted basis (and for the avoidance of doubt, including any reserved but unissued share capital under the Purchaser Share Incentive Plan and after giving effect to a 2% increase in the Purchaser Share Incentive Plan prior to the Closing and after giving effect to the issuance of the Asset Consideration) as of immediately after the Closing (such aggregate number of shares, the “Asset Consideration”) having the rights, preference and privileges attaching to the Purchaser Series G Preference Shares in the Amended Purchaser Articles, minus (ii) 6,249,764 Purchaser Series G Preference Shares, which represents the number of Purchaser Series G Preference Shares equal to (A) the net number of Purchaser Ordinary Shares underlying the Purchaser Restricted Stock Units and Purchaser Share Options that would have been issued by Purchaser to Seller Business Employees pursuant to Section 2.2(b) or Section 2.2(c) had the Employment Transfer Time for all Seller Business Employees occurred at the Closing, assuming for these purposes that the assumption and conversion occurred at the Closing and that each Seller Business Employee became a Continuing Employee, such that each Seller Parent Restricted Stock Unit, Seller Parent Stock Option and Seller Parent Stock Appreciation Right held by a Seller Business Employee that is outstanding and unvested as of immediately prior to the Closing was assumed and converted into a Purchaser Restricted Stock Unit or Purchaser Share Option in accordance with Section 2.2(b) or Section 2.2(c), as applicable, at the Closing, divided by (B) the conversion ratio from Purchaser Series G Preference Shares to Purchaser Ordinary Shares applicable to such Purchaser Series G Preference Shares as of the Closing, minus (iii) 1,990,013 Purchaser Series G Preference Shares, which represents the aggregate rounded number of Purchaser Series G Preference Shares exchanged for the Local Acquired Assets (including, for the avoidance of doubt, the Delayed Assets, but excluding the number of Purchaser Series G Preference Shares determined under clause (v) of this first sentence of this Section 2.1) pursuant to Section 2.3(b), minus (iv) 3,791,795 Purchaser Series G Preference Shares, which represents the number of Purchaser Series G Preference Shares corresponding to (A) the good faith estimated number of net Purchaser Ordinary Shares underlying any Purchaser Restricted Stock Units and Purchaser Share Options that are part of the 2018 Equity Refresh Grants to be granted by Purchaser under Section 6.10(b), assuming for these purposes that each Seller Business Employee became a Continuing Employee on or prior to the date on which the 2018 Equity Refresh Grants will be granted, divided by (B) the conversion ratio from Purchaser Series G Preference Shares to Purchaser Ordinary Shares applicable to such Purchaser Series G Preference Shares as of the Closing, minus (v) 922,586 Purchaser Series G Preference Shares, which represents the rounded number of Purchaser Series G Preference Shares determined by dividing (x) the principal amount of the Local Promissory Notes by (y) USD5.54191. The Parties hereto agree that the sum of Purchaser Series G Preference Shares issued pursuant to Section 2.3, Section 2.4 and Section 6.10, together with the Purchaser Restricted Stock Units and Purchaser Share Options issued pursuant to Section 2.2(b) or Section 2.2(c), shall represent no more than the Asset Consideration.

Section 2.2 Treatment of Seller Share Awards. The Parties agree that (i) the provisions of this Section 2.2 shall apply only to (A) the Seller Parent Share Awards held by a Continuing Employee that were outstanding immediately prior to the Closing and that remain outstanding as of immediately prior to the Continuing Employee’s applicable Employment Transfer Time and (B) the Seller Parent Share Awards granted as part of the 2018 Equity Refresh Grants by Seller Parent to a Seller Business Employee on or around March 31, 2018 to the extent such employee is still employed by Seller or one of its Subsidiaries at the grant date but later becomes a Continuing Employee, and (ii) Purchaser shall not be obligated to assume and convert any Seller Parent Share Awards under Section 2.2(b) or Section 2.2(c) to the extent such award is amended or modified (it being understood and agreed that the granting of the 2018 Equity Refresh Grants shall not be considered an amendment or modification) in any respects by Seller Parent or any of its Subsidiaries between the Closing and the Employment Transfer Time, or, in the case of the 2018 Equity Refresh Grants granted pursuant to Section 2.2(i)(B), between the date of grant and the Employment Transfer Time, unless such amendment or modification was agreed to by Purchaser:

(a) Vested Seller Parent Share Awards. Each Seller Parent Share Award held by a Continuing Employee that is outstanding and vested as of immediately prior to the Employment Transfer Time for such Continuing Employee, including but not limited to any outstanding and vested Seller Parent Stock Option, Seller Parent Stock Appreciation Right and Seller Parent Restricted Stock Unit (collectively the “Vested Seller Parent Share Awards”), shall, following the Employment Transfer Time for such Continuing Employee, continue in full force and effect as an outstanding award of Seller Parent and remain subject to all of its existing terms and conditions. For avoidance of doubt, the Transaction shall have no effect on such Vested Seller Parent Share Awards.

(b) Unvested Seller Parent Restricted Stock Units. Each unvested Seller Parent Restricted Stock Unit held by a Continuing Employee that is outstanding immediately prior to the Employment Transfer Time for such Continuing Employee shall, at the Employment Transfer Time for such Continuing Employee, cease to represent the right to receive shares of common stock of Seller Parent and shall be assumed by Purchaser and converted into one restricted stock unit of Purchaser under the Purchaser Share Incentive Plan that will settle in such number of ordinary shares of Purchaser (the “Purchaser Ordinary Shares”) equal to the RSU Exchange Ratio multiplied by the number of shares of Seller Parent Common Stock underlying such Seller Parent Restricted Stock Unit and rounded down to the nearest whole share (each, a “Purchaser Restricted Stock Unit”), which Purchaser Restricted Stock Unit shall be subject to the terms set forth in the form of award agreement for the Purchaser Restricted Stock Units attached hereto as Exhibit 6.6(a)(i) (with such modifications as required to comply with Applicable Law) and otherwise shall be subject to the terms and conditions of the Purchaser Share Incentive Plan. For purposes of Article II and Section 4.2(c), a Seller Parent Restricted Stock Unit will be considered unvested only to the extent that the time-based condition has not been satisfied (i.e., if the time-based condition is satisfied, the Seller Parent Restricted Stock Unit will be considered vested even though any performance-based condition, including an IPO or other liquidity-based condition, has not been satisfied).

(c) Unvested Seller Parent Stock Options and Seller Parent Stock Appreciation Rights. Each unvested Seller Parent Stock Option or Seller Parent Stock Appreciation Right held by a Continuing Employee that is outstanding immediately prior to the Employment Transfer Time for such Continuing Employee shall, at the Employment Transfer Time for such Continuing Employee, cease to represent the right to purchase, or a right with respect to, as applicable, shares of common stock of Seller Parent and shall be assumed by Purchaser and converted into, at the sole discretion of Purchaser, either:

(i) an option under the Purchaser Share Incentive Plan to acquire a number of Purchaser Ordinary Shares equal to the Share Option Exchange Ratio multiplied by the number of shares of common stock of Seller Parent underlying such Seller Parent Stock Option or Seller Parent Stock Appreciation Right, as applicable, and rounded down to the nearest whole share (each, a “Purchaser Share Option”), at an exercise price per Purchaser Ordinary Share equal to the quotient of the per share exercise price or base price, as applicable, for the shares of Seller Parent Common Stock subject to the Seller Parent Stock Option or Seller Parent Stock Appreciation Right, as applicable, as of immediately prior to the Closing Date divided by the Share Option Exchange Ratio and rounded up to the nearest whole cent. For any holder of a Purchaser Share Option subject to U.S. taxation, the exercise price per Purchaser Ordinary Share subject to any such Purchaser Share Option will be determined in a manner consistent with the requirements of Section 409A of the Code. Each Purchaser Share Option shall be subject to the terms set forth in the form of the award agreement for the Purchaser Share Options attached hereto as Exhibit 6.6(a)(ii) (with such modifications as required to comply with Applicable Law) and otherwise shall be subject to the terms and conditions of the Purchaser Share Incentive Plan; or

(ii) Purchaser Restricted Stock Units under the Purchaser Share Incentive Plan that will settle in such number of Purchaser Ordinary Shares equal to the Share Option/SAR To RSU Exchange Ratio multiplied by the number of shares of common stock of Seller Parent underlying such Seller Parent Stock Option or Seller Parent Stock Appreciation Right, as applicable, and rounded down to the nearest whole share, which Purchaser Restricted Stock Unit shall be subject to the terms set forth in the form of the award agreement for the Restricted Stock Units attached hereto as Exhibit 6.6(a)(i) (with such modifications as required to comply with Applicable Law) and otherwise shall be subject to the terms and conditions of the Purchaser Share Incentive Plan.

(d) At or prior to the Employment Transfer Time for the applicable Continuing Employee, Purchaser shall take all actions necessary to effectuate the provisions of Section 2.2.

(e) Seller shall use commercially reasonable efforts, which shall include ensuring that any Seller Business Employee does not have to fund the payment of any tax imposed on Vested Seller Parent Share Awards as a result of the Transaction, to mitigate the effect, as a result of the Transaction, of the “deemed exercise” rules under Applicable Law in Singapore or any other jurisdiction in which similar “deemed exercise” rules apply (the “Deemed Exercise Rules”) on the Seller Business Employees who hold outstanding Vested Seller Parent Share Awards, which may include making tax loans available to affected Seller Business Employees. Purchaser shall use commercially reasonable efforts, which shall include ensuring that any Continuing Employee does not have to fund the payment of any tax imposed on Purchaser Restricted Stock Units and Purchaser Share Options as a result of the Transaction, to mitigate the effect, as a result of the Transaction, of the Deemed Exercise Rules on the Continuing Employees who hold outstanding Purchaser Restricted Stock Units and Purchaser Share Options, which may include requesting a ruling from Inland Revenue Authority of Singapore or similar applicable Governmental Authority to seek an exception from the Deemed Exercise Rules or making tax loans, available to affected Continuing Employees.

Section 2.3 Issuance of Purchaser Series G Preference Shares.

(a) At the Closing, Purchaser shall issue and deliver to Seller 2, free and clear of all Encumbrances (other than Encumbrances created by the Shareholders Agreement, a proxy granted to Anthony Tan in connection therewith or applicable securities laws), that number of Purchaser Series G Preference Shares to be issued pursuant to the first sentence of Section 2.1. At the Closing or promptly thereafter, Purchaser shall cause its register of members to be duly updated as of the Closing to reflect Seller 2 as the holder of the Purchaser Series G Preference Shares issued to Seller 2 as required hereunder, and shall cause its registered office provider to deliver, as promptly as practicable after the Closing, a duly certified extract of the relevant page from the updated Purchaser register of members to Seller 2. As soon as practicable after the Closing Date (but in no event prior to the assignment referred to in Section 2.3(c)), Purchaser shall issue and deliver to Seller 2, free and clear of all Encumbrances (other than Encumbrances created by the Shareholders Agreement, a proxy granted to Anthony Tan in connection therewith or applicable securities laws), in exchange for the Local Promissory Notes which shall be transferred to Purchaser through Assignment Agreements in the form attached here as Exhibit 2.3(a), which Assignment Agreements shall be signed by Seller 2 and the applicable Purchaser Group Company promptly upon notice by Seller that the assignment referred to in Section 2.3(c) has taken place, to Purchaser free and clear of any Encumbrances, that number of Purchaser Series G Preference Shares determined pursuant to clause (v) of the first sentence of Section 2.1.

(b) At the Closing, Purchaser shall issue and deliver to the Local Support Companies (other than (A) PT Uber Indonesia Technology and Uber Vietnam Limited, to which PT Solusi Transportasi Indonesia and GrabTaxi Company Limited, respectively, shall issue promissory notes in a principal amount of USD3,447,957 and USD1,664,936, respectively, which promissory notes are attached hereto as Exhibit 2.3(b)(i) (collectively, the “Local Promissory Notes”) and (B) the amount of Purchaser Series G Preference Shares allocated on Exhibit 2.3(b)(ii) to the Delayed Assets), free and clear of all Encumbrances (other than Encumbrances created by the Shareholders Agreement, a proxy granted to Anthony Tan in connection therewith or applicable securities laws), that number of Purchaser Series G Preference Shares set forth on Exhibit 2.3(b)(ii) to be issued in exchange for the Local Acquired Assets. Purchaser shall be entitled to rely on the allocation of Purchaser Series G Preference Shares, or the principal amount of Local Promissory Notes, as the case may be, among the applicable Local Support Companies set forth on Exhibit 2.3(b)(i) or Exhibit 2.3(b)(ii), as the case may be, and delivery of Purchaser Series G Preference Shares to the Local Support Companies in accordance therewith shall fully satisfy Purchaser’s obligations under this Section 2.3(b) and the Purchaser Group Companies’ obligations with respect to the issuance and delivery of Purchaser Series G Preference Shares or Local Promissory Notes, as the case may be, under any Bill of Sale entered into with a Local Support Company. As promptly as practicable after the date that Purchaser delivers a duly certified extract of the relevant page from the updated register of members of Purchaser to Seller 2 showing the registration of the applicable Purchaser Series G Preference Shares held by the applicable Local Support Company (but in any event within 80 (eighty) days after such date), Seller shall cause the Local Support Companies to transfer, assign, convey and deliver to Seller 2, and Seller 2 shall accept, such Purchaser Series G Preference Shares. Promptly thereafter, Seller 2 shall provide Purchaser with (i) evidence (reasonably satisfactory to Purchaser) that the Local Support Companies have transferred their Purchaser Series G Preference Shares to Seller 2 in compliance with the Shareholders Agreement and (ii) a new Investor Proxy with respect to the entirety of the Purchaser Series G Preference Shares held by Seller 2, and promptly following receipt thereof, Purchaser shall cause its register of members to be duly updated as of the Closing to reflect Seller 2 as the holder of the Purchaser Series G Preference Shares issued as required hereunder, and shall cause its registered office provider to deliver, as soon as practicable after the Closing, a duly certified extract of the relevant page from the updated Purchaser register of members to Seller 2. Thereafter, Seller 2 shall not transfer, assign, convey and deliver any Purchaser Series G Preference Shares to any Local Support Company. As soon as practicable after the delivery of the Delayed Assets and the Delayed Liabilities, Purchaser shall issue and deliver to Uber Systems, Inc., free and clear of all Encumbrances (other than Encumbrances created by the Shareholders Agreement, a proxy granted to Anthony Tan in connection therewith or applicable securities laws), that number of Purchaser Series G Preference Shares set forth on Exhibit 2.3(b)(ii) allocated to the Delayed Assets.

(c) As promptly as practicable after the consummation of the Closing (but in any event within 80 (eighty) days after the Closing Date), Seller 1 shall cause PT Uber Indonesia Technology and Uber Vietnam Limited to transfer, assign, convey and deliver to Seller 2, free and clear of any Encumbrances, their respective Local Promissory Note, and Seller 2 shall acquire and accept such Local Promissory Notes; provided, however, that Seller shall only be liable to Purchaser (including under Section 9.1(b)) with respect to Seller’s breach of its covenants under Section 2.3(b) and this (c) for the failure of any Local Support Company to transfer the Purchaser Series G Preference Shares or a Local Promissory Note to Seller 2 within eighty (80) days to the extent that any Purchaser Group Company is required to pay (or reimburse Seller under Section 7.4(b) for) additional Taxes arising directly and solely as a result of such delayed transfer.

(d) The Parties acknowledge and agree that any Purchaser Series G Preference Shares to be issued or transferred to Seller 2 under this Agreement shall be held by Neben, LLC, a Delaware limited liability company (“Neben”), in its capacity as the general partner (beherend vennoot) and in the name and for the risk and account of Seller 2.

(e) Seller shall cause the Local Support Companies to comply with the applicable provisions of each of the Shareholders Agreement and Investor Proxy as if they were parties to the Shareholders Agreement and the Investor Proxy for as long as any Local Support Companies hold any Purchaser Series G Preference Shares.

Section 2.4 Additional Purchaser Series G Preference Shares.

(a) In the event that any Purchaser Restricted Stock Units or Purchaser Share Options fail to vest as a result of the termination of the employment of any Continuing Employee after the Employment Transfer Time for such Continuing Employee for any reason other than Cause (any such award, a “Canceled Purchaser Equity Award”), Purchaser will issue to Seller 2, on the last date of every second (2nd) calendar month following the Closing Date, if applicable (but on the basis of the Canceled Purchaser Equity Awards as determined ten (10) days prior to such month-end), for no additional consideration, a number of Purchaser Series G Preference Shares equal to the quotient of (i) the net number of Purchaser Ordinary Shares that would have been issuable upon vesting and exercise of any such Canceled Purchaser Equity Award, divided by (ii) the conversion ratio from Purchaser Series G Preference Shares to Purchaser Ordinary Shares applicable to such Purchaser Series G Preference Shares as of the Closing. On or prior to the end of every second (2nd) calendar month following the Closing Date, Purchaser shall provide to Seller 2 a written statement detailing the Canceled Purchaser Equity Awards that were forfeited in such period.

(b) Within thirty (30) days following the last and final Employee Services Expiration Date, Purchaser will issue to Seller 2, for no additional consideration, a number of Purchaser Series G Preference Shares equal to the amount (if any) by which (i) the number of Purchaser Series G Preference Shares determined at the Closing under Section 2.1(ii) and Section 2.1(iv), exceeds (ii) the number of Purchaser Series G Preference Shares equal to (A) the net number of Purchaser Ordinary Shares underlying the Purchaser Restricted Stock Units and Purchaser Share Options actually issued by Purchaser pursuant to Section 2.2(b) or Section 2.2(c) to the Continuing Employees after the Employment Transfer Times for all Continuing Employees, divided by (B) the conversion ratio from Purchaser Series G Preference Shares to Purchaser Ordinary Shares applicable to such Purchaser Series G Preference Shares as of the Closing; provided, however, that Purchaser will not issue to Seller 2 any such shares in respect of the Inactive Seller Business Employees unless and until such Inactive Seller Business Employees are no longer eligible to become Continuing Employees in accordance with Section 6.6(a).

Section 2.5 Agreement of Fair Value. The Parties hereto respectively agree that the number and series of Purchaser Shares to be issued or issuable pursuant to Section 2.3, Section 2.4 and Section 6.10, together with the Purchaser Restricted Stock Units and Purchaser Share Options issued pursuant to Section 2.2(b) or Section 2.2(c), represent the fair value of the Acquired Assets minus the Assumed Liabilities for the purposes of Section 238(8) of the Cayman Companies Law.

ARTICLE III

POST-CLOSING ADJUSTMENT

Section 3.1 Net Working Capital and Cash Adjustments; Payment of Closing Estimates. For the avoidance of doubt, references in this Section 3.1 to the Seller Transferred Business shall include the Uni EATS Assets, the Uni EATS Liabilities, the Delayed Assets and the Delayed Liabilities.

(a) For purposes of this Agreement:

(i) “Closing Net Working Capital Amount” means, as of the consummation of the Closing, the amount equal to (i) the consolidated total current assets of the Seller Transferred Business, excluding as a current asset (x) cash and cash equivalents and outstanding Rider and Eater Receivables, in each case, to the extent reflected in the calculation of the Closing Seller Transferred Business Net Cash Amount and (y) all Tax assets, minus (ii) the consolidated total current Liabilities of the Seller Transferred Business, excluding as a current Liability all (A) Indebtedness and outstanding Driver, Courier and Restaurant Payables, in each case to the extent reflected in the calculation of the Closing Seller Transferred Business Net Cash Amount, (B) Tax Liabilities of the Seller Transferred Business and (C) 2017 Bonuses and 2018 Equity Refresh Grants.

(ii) “Closing Purchaser Net Cash Amount” means, as of the consummation of the Closing, the amount equal to (A) (x) the aggregate amount of all cash and cash equivalents (excluding any restricted cash, other than restricted cash relating to car purchase loans or business credit cards of any Purchaser Group Company) to the extent reflected on the consolidated balance sheet of the Purchaser Group Companies (excluding any cash or cash equivalents of the Seller Transferred Business) minus (y) all Indebtedness of the Purchaser Group Companies (excluding any Indebtedness of the Seller Transferred Business) plus (B) an amount equal to (x) the aggregate amount of all outstanding Rider and Eater Receivables and Driver Receivables reflected on the consolidated balance sheet of the Purchaser Group Companies (excluding any Rider and Eater Receivables of the Seller Transferred Business) minus (y) the aggregate amount of all Driver, Courier and Restaurant Payables reflected on the consolidated balance sheet of the Purchaser Group Companies (excluding any Driver, Courier and Restaurant Payables of the Seller Transferred Business).

(iii) “Closing Seller Transferred Business Net Cash Amount” means, as of the consummation of the Closing, the amount equal to (A) (i) the aggregate amount of all cash and cash equivalents (excluding any restricted cash) to the extent reflected on the consolidated balance sheet of the Seller Transferred Business minus (ii) all Indebtedness of the Seller Transferred Business, minus (iii) all non-current liabilities (other than Tax Liabilities) reflected on the consolidated balance sheet of the Seller Transferred Business plus (B) an amount equal to (x) the aggregate amount of all outstanding Rider and Eater Receivables reflected on the consolidated balance sheet of the Seller Transferred Business minus (y) the aggregate amount of all Driver, Courier and Restaurant Payables reflected on the consolidated balance sheet of the Seller Transferred Business.

(iv) “Final Closing Seller Adjustment Payment” means the amount determined by substituting, in the definition of “Closing Seller Adjustment Payment,” all references to the Estimated Closing Net Working Capital Amount by the Final Closing Net Working Capital Amount and all references to the Estimated Closing Seller Transferred Business Net Cash Amount by the Final Closing Seller Transferred Business Net Cash Amount.

(v) “Final Closing Purchaser Net Cash Payment” means the amount determined by substituting, in the definition of “Closing Purchaser Net Cash Payment,” all references to the Estimated Closing Purchaser Net Cash Amount by the Final Closing Purchaser Net Cash Amount.

(vi) “Net Working Capital Floor” means negative USD50,000,000.

(vii) “Purchaser Net Cash Floor” means USD1,250,000,000.

(b) (i) Attached as Exhibit 3.1(b)(i) is Seller’s good faith estimate, in each case as of February 28, 2018, of (x) the Closing Net Working Capital Amount (the “Estimated Closing Net Working Capital Amount”) and (y) the Closing Seller Transferred Business Net Cash Amount (the “Estimated Closing Seller Transferred Business Net Cash Amount”) and (ii) attached as Exhibit 3.1(b)(ii) is Purchaser’s good faith estimate of the Closing Purchaser Net Cash Amount (“Estimated Closing Purchaser Net Cash Amount”), in case of each of clauses (i) and (ii) setting forth in reasonable detail the calculations by Seller or Purchaser, respectively, thereof and the computations used in connection therewith. Each of the estimated amounts referred to in the preceding sentence shall be prepared and calculated by Seller or Purchaser, as the case may be, using the applicable Accounting Methods.

(c) At the Closing:

(i) if the Net Working Capital Floor is greater than the sum of the (x) Estimated Closing Net Working Capital Amount and (y) the Estimated Closing Seller Transferred Business Net Cash Amount, Seller shall pay the absolute value of such excess to Purchaser (any such payment, the “Closing Seller Adjustment Payment”); and

(ii) if the Purchaser Net Cash Floor is greater than the Estimated Closing Purchaser Net Cash Amount, Purchaser shall pay the Seller Percentage of the absolute value of such excess to Seller 2 (any such payment, the “Closing Purchaser Net Cash Payment”); “Seller Percentage” means the quotient of (x) the Seller’s Ownership Proportion divided by (y) one (1) minus the Seller’s Ownership Proportion (for purposes of this clause (y), Seller’s Ownership Proportion shall be expressed as a decimal and not as a percentage); “Seller’s Ownership Proportion” means 27.5% minus the percentage that the Purchaser Series G Preference Shares determined pursuant to clauses (ii) and (iv) of the first sentence of Section 2.1 represent in relation to the aggregate number of outstanding Purchaser Series G Preference Shares;

provided, that Purchaser and Seller shall calculate the payments payable under clauses (i) and (ii) on a net basis, such that only one payment shall result from this Section 3.1(c), payable by Seller or Purchaser, as the case may be, by wire transfer of immediately available funds to the bank account(s) of Purchaser or Seller 2, respectively, or any of their respective Subsidiaries as they may designate, which bank account(s) shall be provided on or prior to the Closing Date.

(d) For the avoidance of doubt, (A) the Closing Seller Adjustment Payment will be zero if the sum of the (x) Estimated Closing Net Working Capital Amount and (y) the Estimated Closing Seller Transferred Business Net Cash Amount is equal to or greater than the Net Working Capital Floor and (B) the Closing Purchaser Net Cash Payment will be zero if the Estimated Closing Purchaser Net Cash Amount is equal to or greater than the Purchaser Net Cash Floor.

(e) Within ninety (90) days after the Closing Date, Purchaser shall deliver to Seller in writing a good faith calculation of the Closing Net Working Capital Amount, Closing Purchaser Net Cash Amount and Closing Seller Transferred Business Net Cash Amount (the “Purchaser Statement”). The Purchaser Statement will be prepared and calculated by Purchaser using the applicable Accounting Methods.

Section 3.2 Examination and Review. Seller shall have until the date that is forty-five (45) days following the delivery of the Purchaser Statement (the “Review Period”) to review the Purchaser Statement. During the Review Period, Purchaser and Seller shall each use, and shall cause their Subsidiaries to use, commercially reasonable efforts to cooperate and provide information as reasonably requested by the other Party in connection with Seller’s review of Purchaser’s calculation of the Closing Net Working Capital Amount, Closing Seller Transferred Business Net Cash Amount and Closing Purchaser Net Cash Amount, including reasonable access to the work papers and books and records relating to the preparation of the Purchaser Statement. On or prior to the last day of the Review Period, Seller may deliver to Purchaser a written statement setting forth any disagreement with Purchaser’s calculation of the Closing Net Working Capital Amount, Closing Seller Transferred Business Net Cash Amount and Closing Purchaser Net Cash Amount, and in each case in reasonable detail the amount and the nature of any disagreement so asserted (any such disagreement to be limited to whether such calculations of the Closing Net Working Capital Amount, Closing Seller Transferred Business Net Cash Amount and Closing Purchaser Net Cash Amount are mathematically correct and/or have been prepared in accordance with this Article III and the definitions of Closing Net Working Capital Amount, Closing Seller Transferred Business Net Cash Amount and Closing Purchaser Net Cash Amount) (each, a “Statement of Disagreement”); provided, however, that all amounts or line items as part of the calculation of the Closing Net Working Capital Amount, Closing Seller Transferred Business Net Cash Amount or Closing Purchaser Net Cash Amount that are not objected to by Seller in the applicable Statement of Disagreement shall be final and binding on Seller and Purchaser.

(b) If Seller fails to deliver a Statement of Disagreement before the expiration of the Review Period, the Closing Net Working Capital Amount, Closing Seller Transferred Business Net Cash Amount and the Closing Purchaser Net Cash Amount shall be deemed to have been accepted by Seller. If Seller delivers a Statement of Disagreement before the expiration of the Review Period, Purchaser and Seller shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Adjustment Item (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the calculation of the Closing Net Working Capital Amount, Closing Seller Transferred Business Net Cash Amount and/or Closing Purchaser Net Cash Amount, with such changes as may have been agreed in writing by Purchaser and Seller during the Resolution Period, shall be final and binding on Purchaser and Seller.

(c) If Purchaser and Seller fail to reach an agreement with respect to all of the matters set forth in a Statement of Disagreement before expiration of the Resolution Period, then any amounts remaining in dispute shall be submitted for resolution to KPMG or another mutually agreed major international accounting firm of independent certified public accountants (which shall not be the independent auditor of Purchaser or Seller Parent, or have done significant work for Purchaser or Seller Parent in the three (3) years preceding the Closing Date) (the “Independent Accountants”) and Purchaser and Seller shall each instruct the Independent Accountants to resolve, as promptly as practicable but in any event within thirty (30) days after such submission, the amounts remaining in dispute in accordance with this Section 3.2(c). The Independent Accountants shall have exclusive jurisdiction over, and resorting to the Independent Accountants as provided in this Section 3.2(c) shall be the only recourse and remedy of, the Parties against one another with respect to, those items and amounts that remain in dispute under this Section 3.2(c), and neither Seller nor Purchaser shall be entitled to seek recovery of any attorneys’ fees or other professional fees incurred by such Party or its Affiliates in connection with any dispute governed by this Article III. The Independent Accountants shall not be permitted to propose their own calculations to resolve any disputed item, instead, the Independent Accountants must select either the calculation of such item as proposed by Seller or Purchaser (i.e., baseball arbitration). In making such selection, the Independent Accountants (i) shall be bound by the provisions of this Article III and the definitions of Closing Net Working Capital Amount, Closing Seller Transferred Business Net Cash Amount and/or Closing Purchaser Net Cash Amount and the definitions used therein, (ii) shall limit its review to the disputed items submitted to the Independent Accountants for resolution (basing its determination solely on the statements submitted by Seller and Purchaser), and shall be instructed not to otherwise investigate matters independently and (iii) shall further limit its review solely to whether the Purchaser Statement has been prepared in accordance with this Article III and the definitions of Closing Net Working Capital Amount, Closing Seller Transferred Business Net Cash Amount and/or Closing Purchaser Net Cash Amount and the definitions used therein or contains any mathematical or clerical error. The fees and expenses of the Independent Accountants in connection with its resolution of any dispute between Purchaser and Seller under this Section 3.2(c) shall be borne in their entirety by the Party whose disputed positions selected by the Independent Accountant represent in the aggregate less value than the disputed positions of the other Party selected by the Independent Accountant. For example, if there are four disputed items submitted to the Independent Accountants and the Independent Accountants select Seller’s calculation for one of the four disputed items but the amount in dispute with respect to such disputed item exceeds the amount in dispute with respect to the other three disputed items, Purchaser will bear one hundred percent (100%) of the fees and expenses of the Independent Accountants. Any determinations made by the Independent Accountants pursuant to this Section 3.2(c) shall be final, non-appealable and binding on the Parties hereto and not subject to further review, absent manifest error or Fraud. Purchaser and Seller agree that judgment may be entered upon the determination of the Independent Accountants in any court having jurisdiction over the Party against which such determination is to be enforced.

(d) The Closing Net Working Capital Amount as finally determined pursuant to this Article III shall be deemed the “Final Closing Net Working Capital Amount.” The Closing Purchaser Net Cash Amount as finally determined pursuant to this Article III shall be deemed the “Final Closing Purchaser Net Cash Amount.” The Closing Seller Transferred Business Net Cash Amount as finally determined pursuant to this Article III shall be deemed the “Final Closing Seller Transferred Business Net Cash Amount.”

Section 3.3 Determination and Payment of Post-Closing Adjustment. Within five (5) Business Days after the determination of the Final Closing Net Working Capital Amount, the Final Closing Purchaser Net Cash Amount and the Final Closing Seller Transferred Business Net Cash Amount, the payments described in Section 3.1(c) shall be recalculated by reference to the Final Closing Net Working Capital Amount, the Final Closing Purchaser Net Cash Amount and the Final Closing Seller Transferred Business Net Cash Amount, and Purchaser or Seller, as the case may be, shall pay Seller 2 or Purchaser, respectively, by wire transfer of immediately available funds to the bank account(s) provided pursuant to Section 3.1(c) the net amount reflecting the difference (including, if applicable, by reimbursing any amounts paid at Closing pursuant to Section 3.1(c) that should not have been paid) between the net payment that would have been made pursuant to Section 3.1(c) based on the Final Closing Net Working Capital Amount, the Final Closing Purchaser Net Cash Amount and the Final Closing Seller Transferred Business Net Cash Amount and the net payment actually made at the Closing pursuant to Section 3.1(c) based on the Estimated Net Working Capital Amount, the Estimated Closing Seller Transferred Business Net Cash Amount and the Estimated Closing Purchaser Net Cash Amount. For the avoidance of doubt, after final calculations pursuant to this Article III, (A) the Final Closing Seller Adjustment Payment will be zero if the sum of the (x) Final Closing Net Working Capital Amount and (y) the Final Closing Seller Transferred Business Net Cash Amount is equal to or greater than the Net Working Capital Floor and (B) the Final Closing Purchaser Net Cash Payment will be zero if the Final Closing Purchaser Net Cash Amount is equal to or greater than the Purchaser Net Cash Floor.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as Disclosed in the section of the Seller Disclosure Letter that specifically relates to a particular section or subsection of this Article IV or any other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of the disclosure that such information is relevant to such other section or subsection, each Seller hereby represents and warrants, jointly and severally, to Purchaser as of the Closing (except (i) to the extent a different date is specified in the applicable representation or warranty, in which case such representation or warranty is made as of such date, and (ii) with respect to the Uni EATS Assets, Uni EATS Liabilities, Delayed Assets and Delayed Liabilities (including with respect to the transferability thereof), the representations or warranties in respect of which are made as of the date of this Agreement and the date of the respective transfer, assignment, conveyance and delivery thereof) as follows:

Section 4.1 Organization, Good Standing and Qualification. Each of the Local Support Companies and the other Subsidiaries of Seller Related to the Seller Business is an entity duly organized or incorporated, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under and by virtue of, the Applicable Laws of the place of its incorporation or establishment. Each of Seller 1 and Seller 2 is duly established and validly existing as a limited partnership (commanditaire vennootschap) formed under the laws of The Netherlands which is not a legal entity but a contractual arrangement between its partners. Neben is duly formed, validly existing and in good standing under the laws of Delaware, and the sole general partner (beherend vennoot) of each of Seller 1 and Seller 2. Each of Uber B.V., a besloten vennootschap formed under the laws of The Netherlands and a wholly-owned Subsidiary of Seller 1, Uber Portier B.V., a besloten vennootschap formed under the laws of The Netherlands and a wholly-owned Subsidiary of Seller 1, Rasier Operations B.V., a besloten vennootschap formed under the laws of The Netherlands and a wholly-owned Subsidiary of Seller 1, and Uber Motorbike B.V., a besloten vennootschap formed under the laws of The Netherlands and a wholly-owned Subsidiary of Seller 1 (collectively, the “Dutch Bill of Sale Entities”), is a legal entity duly organized and validly existing under the laws of The Netherlands, and in good standing in jurisdictions that recognize such status. Each of Seller, Neben, the Dutch Bill of Sale Entities and the Local Support Companies has the requisite corporate power and authority to own, operate and lease its respective Acquired Assets and to carry on its respective portion of the Seller Business as it is now being conducted. Each of Seller, Neben, the Dutch Bill of Sale Entities and the Local Support Companies is in good standing (or equivalent status in the relevant jurisdiction) as a foreign entity in each jurisdiction where the character of the Acquired Assets or the conduct, nature or operation of the Seller Business makes such qualification necessary, except where the failure to be in good standing would not have a Business Material Adverse Effect. Seller has heretofore made available to Purchaser true, correct and complete copies of the (i) Organizational Documents for each of Seller, Neben and the Local Support Companies as in effect through (and including) the Closing Date and (ii) Lion City Agreements. Each Local Support Company that is incorporated under the laws of Indonesia or Thailand is properly licensed for the foreign holding of its shares.

Section 4.2 Capitalization and Voting Rights.

(a) The partnership interests, or authorized and outstanding or issued share capital, registered capital or charter capital, of Seller and Lion City Rentals, as the case may be, together with the partners, or legal and beneficial owner(s) of such interests and capital, respectively, is set forth in Section 4.2(a) of the Seller Disclosure Letter. Except as set forth on Section 4.2(a) of the Seller Disclosure Letter, immediately prior to the Closing, Seller 1 is the direct or indirect beneficial and record owner of one hundred percent (100%) of the outstanding Equity Securities of the Dutch Bill of Sale Entities, the Local Support Companies and Lion City Rentals.

(b) Except as set forth in Section 4.2(a) of the Seller Disclosure Letter (i) there are no other authorized or outstanding or issued Equity Securities of Lion City Rentals; (ii) no Equity Securities of Lion City Rentals are subject to any preemptive rights, rights of first refusal or other rights to purchase such Equity Securities or any other rights with respect to such Equity Securities; (iii) none of Seller 1 or Lion City Rentals is obligated to issue, sell or transfer any Equity Securities of Lion City Rentals; (iv) none of Seller or its Affiliates is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of Lion City Rentals; (v) Lion City Rentals has not granted any registration rights or information rights to any other Person, nor is Lion City Rentals obliged to list any of its Equity Securities on any securities exchange; (vi) there is no phantom stock and there are no voting or similar agreements entered into by Seller 1 or Lion City Rentals which relate to the share capital, registered capital or charter capital of Lion City Rentals; and (vii) Lion City Rentals has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Lion City Rentals on any matter or any agreements to issue such bonds, debentures, notes or other obligations.

(c) The information Disclosed by email between Seller and Purchaser, dated March 25, 2018, 12:30 a.m. P.T., which information shall be anonymized for any Seller Business Employees for whom consent to share such data has not been obtained as required under Applicable Law as of such date and time (with the anonymized information of such Seller Business Employees to be provided promptly after Seller obtains such consents), sets forth all vested and unvested Seller Parent Share Awards held by Seller Business Employees outstanding as of the Closing Date including: (i) the name of the Seller Parent Share Award recipient and such recipient’s relationship with the applicable Local Support Company (e.g., employee, consultant, director or commissioner); (ii) the Seller Parent Share Incentive Plan under which such Seller Parent Share Award was granted; (iii) the type of award; (iv) the number of shares of Seller Parent common stock subject to such Seller Parent Share Award; (v) the exercise, base or purchase price of such Seller Parent Share Award, if applicable; (vi) the date on which such Seller Parent Share Award was granted; (vii) the vesting schedule and other vesting conditions (if any) of such Seller Parent Share Award; (viii) the date on which such Seller Parent Share Award expires; and (ix) whether the exercisability or vesting, as applicable, of such Seller Parent Share Award will be accelerated in any way by the Transaction, and the extent of acceleration. Seller has made available to Purchaser true, correct and complete copies of (x) the Seller Parent Share Incentive Plan pursuant to which Seller Parent has granted the Seller Parent Share Awards to Seller Business Employees that are currently outstanding, and (y) the form of award agreement evidencing such Seller Parent Share Awards. Each Seller Parent Share Award was granted in accordance with all Applicable Laws and the terms of each Seller Parent Share Incentive Plan applicable thereto.

(d) The Board of Directors of Seller Parent or a duly authorized committee thereof, as applicable, has adopted such resolutions and taken such actions required to allow Purchaser to assume and convert each Seller Parent Share Award that is outstanding, unvested and unexercised, if applicable, effective as of the Employment Transfer Time for the applicable Continuing Employee, in consideration for the issuance of Purchaser Restricted Stock Units or Purchaser Share Options, as applicable, as provided in Section 2.2, and taken such other actions required under the Seller Parent Share Awards to otherwise effectuate the provisions of Section 2.2.

Section 4.3 Corporate Structure; Subsidiaries. Section 4.3 of the Seller Disclosure Letter sets forth a structure chart showing each of Seller, Neben, Lion City Rentals and the Local Support Companies and indicating the ownership and Control relationships among them, or a description of such structure with such ownership and Control relationships, the nature of the legal entity which each such Person constitutes, each jurisdiction in which each such Person was organized, and the jurisdiction in which each such Person is required to be qualified or licensed to do business as a foreign Person. Other than as set forth on Section 4.3 of the Seller Disclosure Letter, none of Lion City Rentals or the Local Support Companies owns or Controls any interest or share in any other Person or is or was a participant in any joint venture, partnership or similar arrangement.

Section 4.4 Authorization.

(a) Seller, the Dutch Bill of Sale Entities, and each Local Support Company have all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under each of the Transaction Documents to which it is or will be a party and to consummate the Transaction. All corporate actions on the part of each such Person necessary for the authorization, execution and delivery of the Transaction Documents to which it is a party and the performance of all its obligations thereunder (including any board, partner or shareholder approval, as applicable) have been taken.

(b) Each Transaction Document to which Seller, the Dutch Bill of Sale Entities and/or the Local Support Companies is or will be a party is, or when executed by the parties thereto, will be, valid and legally binding obligations of such Person, as the case may be, enforceable against such Person in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other Applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by Applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 4.5 Consents; No Conflicts. Except for (i) such authorizations, approvals, consents, notices or waivers as may be required with respect to assigning the Specified Assets and (ii) such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a Business Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of the Transaction Documents to which Seller, the Dutch Bill of Sale Entities and/or any Local Support Company is a party, and the consummation of the transactions contemplated by such Transaction Documents, in each case on the part of such Person, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of each Transaction Document to which Seller, the Dutch Bill of Sale Entities and/or any of the Local Support Companies is a party by such Person does not, and the consummation by such Person of the transactions contemplated thereby will not (x) (assuming compliance with the matters referred to in clauses (i) and (ii) of the immediately preceding sentence) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of Seller, the Dutch Bill of Sale Entities or any Local Support Company) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of Seller, the Dutch Bill of Sale Entities or any Local Support Company, each as currently in effect, (C) any Applicable Law, or (D) any Dutch Assigned Contract or any Local Assigned Contract that is not a Specified Local Asset, or (y) result in the creation of any Encumbrance upon any Acquired Asset other than Permitted Encumbrances, except, in the case of sub-clauses (A), (C), and (D) of clause (x) as would not have a Business Material Adverse Effect.

Section 4.6 Compliance with Laws; Consents. Except as Disclosed in Section 4.6 of the Seller Disclosure Letter:

(a) Except as would not have a Business Material Adverse Effect, (i) the Seller Business is and has been conducted in compliance with all Applicable Law; (ii) no event has occurred and no circumstance exists that (with or without notice or lapse of time), (A) would reasonably be expected to constitute or result in a violation by the Seller Business of, or a failure on the part of the Seller Business to comply with, any Applicable Law, or (B) would reasonably be expected to give rise to any obligation on the part of any such Person or any Purchaser Group Company to undertake, or to bear all or any portion of the cost of, any remedial action initiated or brought by any Governmental Authority to the extent relating to the Seller Business; (iii) none of Seller or its Subsidiaries has received any written notice from any Governmental Authority regarding any of the foregoing; and (iv) the Seller Business is not, to the Knowledge of Seller, under investigation with respect to a violation of any Applicable Law. To the Knowledge of Seller, none of Seller or any of its Subsidiaries is or has been party to any agreement or practice which infringes Antitrust Laws to the extent relating to the Seller Business, or is or has been subject to any previous, current or pending investigation, complaint, action or negative decision in relation to Antitrust Laws to the extent relating to the Seller Business.

(b) The Seller Transferred Business has or holds all material franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the Seller Transferred Business, as currently conducted, in accordance with Applicable Law (collectively, the “Seller Required Governmental Authorizations”), and all such Seller Required Governmental Authorizations are valid and in full force and effect.

(c) Except as would not have a Business Material Adverse Effect, (i) no Seller Required Governmental Authorization contains any unduly burdensome restrictions or conditions, (ii) each Seller Required Governmental Authorization is in full force and effect and, subject to Section 1.6, will remain in full force and effect upon the consummation of the Transaction, (iii) none of Seller or its Affiliates holding a Seller Required Governmental Authorization is in default under any such Seller Required Governmental Authorization, and (iv) to the Knowledge of Seller, there is no Seller Required Governmental Authorization which is subject to periodic renewal that will not be granted or renewed, subject to Section 1.6. None of Seller or its Subsidiaries (including the Local Support Companies) has received any letter or other written communication from, and, to the Knowledge of Seller, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening or providing notice of (i) the revocation or suspension of any Seller Required Governmental Authorization issued to such Person or (ii) the need for compliance or remedial actions in respect of the activities carried out by such Person with respect to the Seller Business, which revocation, suspension, compliance or remedial actions (or the failure of such Person to undertake them) would have a Business Material Adverse Effect.

(d) None of Seller, its Subsidiaries (including the Local Support Companies) or any of their respective directors, commissioners, or officers and, to the Knowledge of Seller, any employees, agents or any other persons acting for or on behalf of any such Person has, to the extent relating to the Seller Business, (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable anti-bribery or anticorruption (governmental or commercial) laws (including, for the avoidance of doubt, any guiding, detailing or implementing regulations), including, without limitation, laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official or commercial entity to obtain a business advantage such as the Foreign Corrupt Practices Act of 1977, as amended or the U.K. Bribery Act 2010 (collectively, “Anticorruption Laws”); (ii) in violation of any Anticorruption Law, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any Person for the purpose of (A) influencing any act or decision of any officer, cadre, civil servant, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), or to any candidate for political office (individually and collectively, a “Government Official”) in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business, or any agent or any other person acting for or on behalf of the Seller Business or any such Person, in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anticorruption Law.

(e) No Government Official serves as an officer, director, commissioner or employee of Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business.

(f) None of Seller or any of its Subsidiaries (including the Local Support Companies), or, to the Knowledge of Seller, any of their respective directors, commissioners or officers, has ever been found by a Governmental Authority to have violated any Anticorruption Law or any securities Applicable Law or is subject to any indictment or any government investigation for bribery or otherwise with respect to any Anticorruption Laws to the extent relating to the Seller Business.

(g) None of Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business, or, to the Knowledge of Seller, their respective directors, commissioners, officers or employees, or any agent or any other person acting for or on behalf of any such Person, is a Prohibited Person, and, to the Knowledge of Seller, no Prohibited Person has been given an offer to become an employee, officer, consultant, director or commissioner of any such Person. None of Seller or any of its Subsidiaries (including Local Support Companies) has knowingly conducted or agreed to conduct any business, or knowingly entered into or agreed to enter into any transaction with a Prohibited Person to the extent relating to the Seller Business.

Section 4.7 Tax Matters.

(a) All material Tax Returns required to be filed by any Local Support Company have been filed within the requisite period (taking into account any extensions) and all material Taxes Related to the Seller Business or with respect to the Seller Transferred Business have been or will be paid in a timely fashion or have been accrued for on the financial statements of the Seller or the applicable Subsidiary (including a Local Support Company).

(b) Except as Disclosed in Section 4.7(b) of the Seller Disclosure Letter, there is no outstanding audit dispute, claim, assessment or other proceeding with any Tax authority concerning any Tax Liability of, or imposed on, Seller or any Subsidiary (including any Local Support Company), in each case, Related to the Seller Business or with respect to the Seller Transferred Business, and, to the Knowledge of Seller, no such audit dispute, claim, assessment or other proceeding has been threatened in writing by a Tax authority.

(c) There are no Tax Encumbrances (other than Permitted Encumbrances) upon the Acquired Assets.

(d) With respect to the Acquired Assets, neither Purchaser nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income, or pay additional Taxes, for any taxable period (or portion therefor) ending after the Closing Date as a result of a final determination of a Tax authority imposing a liability for Taxes on income arising from the Seller Business in any Pre-Closing Tax Period.

(e) Neither Seller, nor any of its Affiliates, have entered into a binding obligation or undertook a pre-arranged plan, or otherwise intended, prior to the Closing, to sell, transfer, assign, exchange, donate, issue, redeem, enter into voting trusts or other voting agreements in respect of, or otherwise dispose of Purchaser stock after the Closing (a “Prohibited Transfer”); provided, however, that Seller shall not be deemed to have violated this representation if Seller or any of its Affiliates delivers an opinion of reputable counsel that is reasonably acceptable to the Purchaser stating that the Prohibited Transfer should not have caused the 351 Contributions to fail to be treated as an exchange described in Section 351 of the Code; provided, further, however, that Purchaser acknowledges and agrees that certain Local Support Companies have or will, subject to Section 2.3(b), enter into an agreement with Seller 2, prior to, at, or after the Closing, to sell the Purchaser Series G Preference Shares transferred in consideration for the Local Acquired Assets to Seller 2, and that such sale shall not be treated as a Prohibited Transfer, so long as any such agreement or sale complies with the Shareholders Agreement and Section 2.3(b).

Section 4.8 Financial Statements. Seller has delivered to Purchaser an unaudited consolidated pro-forma balance sheet and profit and loss statement for the Seller Business as of and for the years ended on (i) December 31, 2016 and (ii) December 31, 2017 (the “Seller Statement Date”) (collectively, the “Seller Financial Statements”; and the balance sheet delivered pursuant to clause (ii), the “Pro-Forma Balance Sheet”). The Seller Financial Statements (a) have been prepared in accordance with the Seller’s and its Affiliates’ books and records Related to the Seller Business, (b) fairly present in all material respects on an unaudited pro-forma basis the financial condition and position of the Seller Business on a consolidated basis as of the dates indicated therein and on an unaudited pro-forma basis the results of operations of the Seller Business on a consolidated basis for the periods indicated therein, and (c) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved.

Section 4.9 Absence of Changes.

(a) Since the Seller Statement Date, (a) Seller and its Subsidiaries (including the Local Support Companies) have, directly or indirectly through their Subsidiaries, operated the Seller Business in the Ordinary Course and collected receivables and paid payables and similar obligations of the Seller Business in the Ordinary Course and (b) there has not been any Business Material Adverse Effect.

(b) Since the Seller Statement Date, Seller and its Subsidiaries (including the Local Support Companies) have used commercially reasonable efforts to (i) preserve intact their present business organizations and the present business organizations of their respective Subsidiaries to the extent Related to the Seller Business, (ii) keep available the services of the Seller Business Employees and (iii) preserve their beneficial relationships and the beneficial relationships of their respective Subsidiaries to the extent Related to the Seller Business with suppliers, distributors, riders and driver partners, Restaurant Merchants, and managers, licensors, licensees and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing business of the Seller Business.

(c) Since the Seller Statement Date, except as set forth in Section 4.9(c) of the Seller Disclosure Letter and except as Disclosed pursuant to the Seller Material Contracts or fully included in the determination of Final Closing Net Working Capital Amount or the Final Closing Seller Transferred Business Net Cash Amount, none of Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business, has, in each case to the extent Related to the Seller Transferred Business:

(i) (A) incurred any Indebtedness, (B) issued any debt securities, (C) made any loans or advances, or granted any security interest in any of its assets or (D) created any Encumbrance on any Acquired Asset in respect of any of the foregoing (other than Permitted Encumbrances), in each case to the extent that such obligation would be an Assumed Liability;

(ii) with respect to any Seller Business Employee, adjusted aggregate compensation in a way that is different than what is set forth on Section 4.16(h) of the Seller Disclosure Letter, other than non-material adjustments in the Ordinary Course and taking into account the Annual Raises, 2018 Bonus Opportunities, and 2018 Equity Refresh Grants made in the course of Seller’s global annual ordinary course performance review cycle to be completed by March 31, 2018;

(iii) sold, leased, transferred, or disposed of any property or assets that on the Closing Date would have been Acquired Assets, or any portion thereof or interest therein, in any single transaction or series of related transactions, except for (A) transactions pursuant to Contracts entered into in the Ordinary Course, (B) transactions that individually or in the aggregate do not exceed USD5,000,000 or (C) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the Seller Business;

(iv) proposed or adopted a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization;

(v) made any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of USD1,000,000 individually or in the aggregate;

(vi) made, changed or revoked any material Tax election, entered into any closing agreement or settled or compromised any Tax Contest, changed (or requested to any Tax authority to change) any accounting period or method of accounting for Tax purposes, consented to any extension or waiver of the limitations period applicable to any claim or assessment for material Taxes, failed to pay any Taxes as they became due and payable, filed an amended income or other material Tax Return, or surrendered a right to claim a refund of, offset to or other reduction in material Taxes; in each case, that would reasonably be expected to cause Purchaser or any of its Subsidiaries to be required to pay Taxes in any taxable period (or portion therefor) ending after the Closing Date on income arising from the Seller Business in any Pre-Closing Tax Period;

(vii) other than the employees Disclosed in the email between Seller and Purchaser, dated March 25, 2018, 12:30 a.m. P.T., which information shall be anonymized for such employees, (A) transferred, or proposed to transfer (directly or indirectly) any individual employed by a Local Support Company to an Affiliate of Seller that is not a Local Support Company, or (B) solicited, induced, encouraged or attempted to solicit, induce or encourage (directly or indirectly) any Former Seller Business Employee or Seller Business Employee to terminate his or her employment or engagement with any Local Support Company in order to become an employee, consultant, or other service provider to or for any other Person, other than, in each case of clauses (A) and (B), in respect of Excluded Employees;

(viii) settled any Action by any Governmental Authority or any other third party in excess of USD1,000,000;

(ix) authorized or entered into any commitment for any capital expenditure in excess of USD25,000,000 individually or in the aggregate that would be an Assumed Liability; or

(x) announced an intention, entered into a formal or informal agreement or otherwise made a commitment to do any of the foregoing.

Section 4.10 Actions. Except as would not have a Business Material Adverse Effect, (i) there is no Action pending or, to the Knowledge of Seller, threatened in writing against or affecting the Seller Business or any officers, directors or commissioners of any Local Support Company in connection with such officer’s, director’s or commissioner’s respective relationship with such Person; (ii) there is no judgment or award unsatisfied against any Local Support Company or the Seller Business, nor is there any Governmental Order in effect and binding on any of the foregoing; (iii) there is no Action pending by any Local Support Company against any third party or by Seller or any of its Affiliates against any third party relating to the Seller Business; and (iv) to the Knowledge of Seller, no Governmental Authority has challenged or questioned in writing the legal right (a) of any Local Support Company to conduct its business as currently being conducted, or (b) of Seller or any of its Affiliates to conduct the Seller Business as currently being conducted.

Section 4.11 Liabilities. The Seller Transferred Business does not have any Liabilities (including, for the avoidance of doubt, any Assumed Liabilities immediately prior to the consummation of the Closing), except for Liabilities (i) set forth in the Seller Financial Statements that have not been satisfied since the Seller Statement Date, (ii) that are current Liabilities incurred since the Seller Statement Date in the Ordinary Course, (iii) that are executory obligations under Seller Material Contracts, Seller Assigned Contracts, or any Contract not required to be included in Section 4.12(a) of the Seller Disclosure Letter, (iv) set forth on Section 4.11 of the Seller Disclosure Letter, (v) arising under this Agreement, (vi) of a type or nature expressly addressed in any of the other representations and warranties under this Article IV (whether or not any particular of such Liabilities would have been expressly included or excluded in the coverage of such representation or warranty as a result of any thresholds, Knowledge, materiality, Business Material Adverse Effect, or other qualifiers contained therein) or (vii) which would not have a Business Material Adverse Effect.

Section 4.12 Commitments.

(a) Section 4.12(a) of the Seller Disclosure Letter contains a true, correct and complete list of all Seller Assigned Contracts of the type described in the definition of “Seller Material Contracts” (such Contracts, the “Seller Material Assigned Contracts”) and none of Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business, is a party to or bound by any Seller Material Assigned Contract that is not listed in Section 4.12(a) of the Seller Disclosure Letter. Seller has made available to Purchaser true, correct and complete copies of all Seller Material Assigned Contracts, including any amendments thereto.

(b) Except as would not have a Business Material Adverse Effect and subject to Section 1.6: (i) Each Seller Assigned Contract is a valid and binding agreement of Seller or one of its Affiliates; the performance of which by Seller or its applicable Affiliate of each such Seller Assigned Contract does not violate any Applicable Law or Governmental Order, and each such agreement is in full force and effect and enforceable against the parties thereto in accordance with its terms, except (A) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (B) as may be limited by laws relating to the availability of specific performance, injunctive relief or other remedies in the nature of equitable remedies; (ii) no Seller Assigned Contract has been terminated or cancelled by the other party thereto; (iii) Seller or its applicable Affiliate has duly performed all of its obligations under each Seller Assigned Contract to which it is a party to the extent that such obligations to perform have accrued, and no breach or default, alleged breach or alleged default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by Seller or its applicable Affiliate or, to the Knowledge of Seller, any other party or obligor with respect thereto, has occurred (except for a breach or default of a type or nature expressly addressed in clause (D) of the last sentence of Section 4.5); (iv) neither Seller or its applicable Affiliate that is party to a Seller Assigned Contract has, since the Seller Statement Date, given written notice that it intends to terminate a Seller Assigned Contract, or that any other party thereto has breached, violated or defaulted or that there is any other material dispute under any Seller Assigned Contract; (v) neither Seller or its applicable Affiliate that is party to a Seller Assigned Contract has, since the Seller Statement Date, received any written notice that it has breached, violated or defaulted or that there is any other material dispute under any such Seller Assigned Contract, or that any other party thereto intends to terminate such Seller Assigned Contract; and (vi) neither Seller or its applicable Affiliate that is a party to a Seller Assigned Contract has waived any right under any such Seller Assigned Contract in a manner that would affect or modify any term of such Seller Assigned Contract or would otherwise have an adverse effect on the Seller Transferred Business after Closing.

Section 4.13 Title; Properties.

(a) Immediately prior to the Closing, Seller, the Local Support Companies and the other Subsidiaries of Seller Related to the Seller Business have good and valid title to all of the Acquired Assets (or a good and valid interest in Acquired Assets that are Seller Assigned Contracts), in each case whether tangible or intangible (including those reflected in the Seller Financial Statements, together with all assets acquired since the Seller Statement Date, but excluding any tangible or intangible assets that have been disposed of since the Seller Statement Date in the Ordinary Course), and in each case free and clear of all Encumbrances, other than Permitted Encumbrances. The Dutch Assignment, the LSE Assignment and the delivery by the Dutch Bill of Sale Entities and the Local Support Companies to the applicable Purchaser Group Company of the Bills of Sale and other instruments of assignment, conveyance and transfer pursuant to this Agreement and the Transaction Documents, subject to Section 1.6, will transfer to Purchaser or, at the direction of Purchaser, to another Purchaser Group Company, good and valid title to all of the Acquired Assets (or a good and valid interest in Acquired Assets that are Seller Assigned Contracts), free and clear of all Encumbrances other than Permitted Encumbrances.

(b) None of Seller or any of its Subsidiaries (other than the Local Support Companies) owns or has or had ever owned or had legal or equitable title in any real property insofar as it is Related to the Seller Business, and none of the Local Support Companies owns or has or had ever owned or had legal or equitable title in any real property. For purposes of this Section 4.13(b), a lease or leasehold interest (including tenancies) pursuant to which (x) Seller or any Subsidiary of Seller Related to the Seller Business, hold any real property Related to the Seller Business or (y) any Local Support Company holds any real property, in each case that is subject to a real property lease is referred to as a “Seller Lease,” and any Seller Lease involving rent payments in excess of USD500,000 on an annual basis is referred to as a “Seller Material Lease.” Section 4.13(b) of the Seller Disclosure Letter sets forth the parties to each Seller Material Lease and the address of the property demised under each such Seller Material Lease and the term of each such Seller Material Lease. Except as would not have a Business Material Adverse Effect: (i) each Seller Lease is in compliance with Applicable Law and all Governmental Orders required under Applicable Law in respect of any Seller Lease have been obtained, including with respect to the operation of property and conduct of business as now conducted by the applicable Person of Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business, which is a party to such Seller Lease, (ii) none of Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business has sublet, assigned or hypothecated its interest or leasehold interest under any Seller Lease, and (iii) the interest or leasehold interests under the Seller Leases are adequate for the conduct of the Seller Business as currently conducted. Except as would not have a Business Material Adverse Effect, with respect to each Seller Lease: (w) such Seller Lease is legal, valid, binding, enforceable against the parties thereto, and in full force and effect in accordance with its terms, (x) to the Knowledge of Seller, there are no disputes with respect to such Seller Lease, (y) neither the applicable Person of Seller, any of its Subsidiaries Related to the Seller Transferred Business or the Local Support Companies, nor, to the Knowledge of Seller, any other party to the Seller Lease is in breach or default under such Seller Lease, and, to the Knowledge of Seller, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Seller Lease (except for a breach or default of a type or nature expressly addressed in clause (D) of the last sentence of Section 4.5) and (z) no security deposit or portion thereof deposited with respect to such Seller Lease has been applied in respect of a breach or default under such Seller Lease which has not been redeposited in full.

(c) Immediately after the Closing, subject to Section 1.6 and Section 1.7, the Acquired Assets, together with the rights of the Purchaser Group Company under the Transition Services Agreement (and subject to the terms and conditions thereof), represent all the material assets (excluding any Excluded Assets) that are (i) owned, used or held by Seller and its Affiliates for use primarily in the Seller Business and (ii) necessary for the conduct of the Seller Business immediately after the Closing in substantially the same manner as conducted as of and immediately prior to the consummation of the Closing (assuming that the Parties comply with their obligations under Section 1.6 and Section 1.7 with respect to Specified Assets for which a required authorization, approval, notice, consent or waiver has not been obtained or sent prior to Closing). All material tangible Acquired Assets are in good working condition and repair in the Ordinary Course, reasonable wear and tear excepted. As of the Closing, the Acquired Assets constitute the entirety of the assets, properties, privileges, claims and rights of Seller and its Affiliates that are Related to the Seller Business (except for the Excluded Assets), and there are no assets, properties, privileges, claims or rights of any Local Support Company or of Seller and its Affiliates that are Related to the Seller Business that are not Acquired Assets (other than Excluded Assets).

Section 4.14 Interested Party Transactions. Except as set forth in Section 4.14 of the Seller Disclosure Letter and except with respect to intercompany agreements that are Excluded Assets and Excluded Liabilities, since January 1, 2015, (i) no Seller Related Party has any Contract or understanding or transaction with, or is indebted to, the Seller Business or has any interest in the Seller Business (other than Equity Securities of a company held by any of its partners, shareholders or members), nor is the Seller Business indebted (or committed to make loans or extend or guarantee credit) to any Seller Related Party; (ii) no Seller Related Party has any material interest in any Person with which the Seller Business has a material business relationship (including any Person which purchases from or sells, licenses or furnishes to the Seller Business any goods, Intellectual Property, Business Data or other property rights or services), or in any Contract that is necessary for the operation of the Seller Business or to which Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business, is a party or, to the Knowledge of Seller, by which the Seller Business may be bound or affected, and no Seller Related Party (other than SoftBank and other than portfolio companies of any Seller Related Party that is a third party investor of Seller Parent and is not a founder or a current or former employee or officer of Seller Parent) directly or indirectly competes with, or, to the Knowledge of Seller, has any material interest in any Person that directly or indirectly competes with, the Seller Business in the Territories (other than ownership of less than one percent (1%) of the stock of publicly traded companies); (iii) no Seller Related Party that is an individual or a shareholder of Seller Parent has received any payment or other benefit from Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business, (except for payments and benefits received in connection with such Person’s employment in the Ordinary Course on an arm’s length basis); and (iv) no Seller Related Party has filed or, to the Knowledge of Seller, intends to file a cause of action or other claim or Action against Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business; provided that, for the purposes of clause (ii) above, the definition of “Seller Related Party” shall be deemed to exclude the respective employees and equityholders of Seller or its Affiliates except to the extent that Seller has Knowledge that such person has an interest. The arrangements required to be set forth in Section 4.14 of the Seller Disclosure Letter shall be collectively referred to herein as the “Seller Related Party Transactions.” There are no Seller Related Party Transactions.

Section 4.15 Intellectual Property Rights.

(a) No Intellectual Property is owned by, or exclusively licensed to, the Seller Business. All the Seller Territory Data is owned by Uber B.V., free and clear of all Encumbrances other than Permitted Encumbrances. Except as set forth on Section 4.15(a) of the Seller Disclosure Letter, none of Uber B.V., Seller or any of Seller’s Subsidiaries (including any Local Support Company) has, directly or indirectly, licensed, provided, sold, exchanged, disclosed or otherwise made available any of the Seller Territory Data (i) to any Competitor (as defined in the Shareholders Agreement), (ii) to any Person with the right to use or make available same, directly or indirectly, for the benefit of any Competitor or (ii) in violation or breach of Applicable Laws or its contractual obligations in respect of the Seller Territory Data.

(b) Except as would not have a Business Material Adverse Effect, to the Knowledge of Seller, none of Seller or any of Seller’s Subsidiaries (including any Local Support Company) has violated, infringed or misappropriated any Intellectual Property or Business Data of any Person during the three (3) years prior to the Closing Date, nor has any such Person received in the three (3) years prior to the Closing Date any written notice alleging any of the foregoing. To the Knowledge of Seller, and except as would not have a Business Material Adverse Effect, no Person is currently violating, any rights in, misusing, or misappropriating any Seller Territory Data and, except as Disclosed in Section 4.15(b) of the Seller Disclosure Letter, none of Seller or any of its Subsidiaries (including any Local Support Company) has given any written notice to any other Person in the three (3) years prior hereto alleging any of the foregoing.

(c) Section 4.15(c) of the Seller Disclosure Letter sets forth a true, correct and complete list of, and Seller has provided to Purchaser true, correct and complete copies of, all Contracts that are Related to the Seller Business pursuant to which Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business is authorized to use, exercise, or receive any benefit from any Business Data or any Intellectual Property of another Person (including of Seller) that is material to the operation of the Seller Business (excluding COTS Licenses and Incidental Licenses).

(d) Except as would not have a Business Material Adverse Effect, Uber B.V. has established, with respect to and for the Seller Business, data privacy and data security policies that are in conformance with all Applicable Law. At all times when conducting the Seller Business, except as would not have a Business Material Adverse Effect, Uber B.V. and its Affiliates, as applicable, have provided, with respect to and for the Seller Business, accurate notice of its and their data privacy and security policies on all of its and their consumer-facing websites (and through consumer-facing mobile applications) and these notices have not contained any material omissions in violation of Applicable Law. Except as would not have a Business Material Adverse Effect, Uber B.V. and its Affiliates, as applicable, have complied with (i) Applicable Law, (ii) all requirements of self-regulatory organizations, (iii) its and their published data privacy and data security policies, and (iv) any contractual obligations and consumer-facing statements made by Seller or any of its Affiliates (including any such statements on its and their consumer-facing website and through consumer-facing mobile applications), in each instance above, relating to the use, collection, retention, storage, security, disclosure, transfer, disposal, or other processing or dealing, in whole or in part, of the Seller Territory Data, including any PII (collectively, “Privacy Agreements”). Subject to Section 1.6(e), except as set forth on Section 4.15(d) of the Seller Disclosure Letter, neither the Privacy Agreements nor any Applicable Law requires the delivery of any notice to or consent from any Person, or prohibit the unqualified transfer of Seller Territory Data, in connection with the execution, delivery, performance or consummation of the Transaction; and the execution, delivery, performance or consummation of the Transaction will not result in a material breach or violation of any Privacy Agreements or any Applicable Law related to data privacy as it pertains to Seller Territory Data. Except as set forth on Section 4.15(d) of the Seller Disclosure Letter, (a) there is no Action pending or, to the Knowledge of Seller, threatened in writing against or affecting Seller or any of Seller’s Subsidiaries (including any Local Support Company) regarding, and (b) none of Seller or any of Seller’s Subsidiaries (including any Local Support Company) has received in the three (3) years prior to the Closing Date any written complaint from any Person (including any Governmental Authority), and to the Knowledge of Seller, there has been no complaint made by any Person, including to or by any Governmental Authority regarding, in each instance above, the Seller Territory Data or any collection, use, retention, storage, security, transfer, disposal, disclosure or other processing or dealing thereof by or for the Seller Business.

(e) Except as would not have a Business Material Adverse Effect, the Seller Business has implemented and maintained reasonable and appropriate disaster recovery and security plans, procedures and facilities and have taken other reasonable steps, in each case, consistent with industry practices of companies offering similar services, to safeguard the Seller Territory Data, any confidential information, PII, and information technology systems utilized by Seller or any of Seller’s Subsidiaries (including any Local Support Company) in the operation of the Seller Business (the “Seller IT Systems”), from unauthorized or illegal access and use. Except as would not have a Business Material Adverse Effect, and to the Knowledge of Seller, there has been no breach of security or unauthorized access by third parties to (i) the Seller IT Systems, (ii) any confidential information, or (iii) any Seller Territory Data, including any PII collected, held, or otherwise managed by or on behalf of Seller or any of its Subsidiaries (including the Local Support Companies) with respect to the Seller Business, in each instance above, except as set forth on Section 4.15(e) of the Seller Disclosure Letter.

(f) The Seller Territory Data is reliable for its intended use (when used in the Seller Business), and accurate and complete in all material respects, and organized in accordance with Seller’s and its Affiliates’ standards for similar data. The Seller Territory Data has not been corrupted, damaged, degraded, or destroyed in any material respect. Uber B.V. has implemented and maintain reasonable safeguards, plans and procedures and have taken other reasonable steps against any corruption, damage, loss, degradation, destruction, misuse or unauthorized alteration of the Seller Territory Data. Neither Seller nor any of its Affiliates have included in the Seller Territory Data any harmful or malicious scripts, programs, procedures or other mechanisms that, can be used to erase, damage, alter, deny access to, corrupt, impede the operation of, impair use of, gain unauthorized access to, adversely affect or otherwise harm the Seller Territory Data and to the Knowledge of Seller, the Seller Territory Data does not contain any such scripts, programs, procedures or other mechanisms.

(g) Except as would not have a Business Material Adverse Effect, the Seller Territory Data is sufficient for the conduct of the Seller Business with respect to required data as conducted during the 12-months prior to the date of this Agreement.

(h) Notwithstanding anything to the contrary in this Agreement, the representations and warranties contained in Section 4.4, Section 4.5, Section 4.6 (except that Section 4.6 shall not apply with respect to the transfer of Seller Territory Data in accordance with Section 1.6(e)) and this Section 4.15 are the sole and exclusive representations and warranties made by Seller with respect to the validity, enforcement, ownership, infringement, violation or misappropriation of, or compliance with Applicable Laws concerning, Intellectual Property and Business Data.

Section 4.16 Labor and Employee Matters.

(a) Except as Disclosed in Section 4.16(a) of the Seller Disclosure Letter or as would not have a Business Material Adverse Effect, in each case solely to the extent it relates to the Seller Business Employees, (i) Seller and its Subsidiaries (including the Local Support Companies) have complied with all Applicable Law related to labor or employment, including without limitation provisions thereof relating to wages and payrolls, working hours and resting hours, overtime, working conditions, benefits, recruitment, retrenchment, retirement, minimum employment and retirement ages, social welfare, equal opportunity, discrimination, worker classification, occupational health and safety, statutory regular health check, wrongful discharge, layoffs or plant closings, immigration, employees provident fund, social security organization and collective bargaining, trade union, employments agreements, compulsory employment insurance, internal labor rules, company regulations, labor discipline, foreign employees, public holiday and leaves, labor contracts, labor disputes, statutory labor or employment reporting and filing obligations and contracting arrangements; (ii) there is no pending or, to the Knowledge of Seller, threatened Action relating to the violation of any Applicable Law by Seller or any of its Subsidiaries (including the Local Support Companies) related to labor or employment, including without limitation any charge or complaint filed by any Seller Business Employees with any Governmental Authority or Seller or any of its Subsidiaries (including the Local Support Companies) and (iii) Seller and its Subsidiaries (including the Local Support Companies) have properly classified for all purposes (including for Tax purposes and for purposes of determining eligibility to participate in any Seller Benefit Plan) Seller Business Employees, and have properly withheld and paid all applicable Taxes and statutory contributions and made all required filings in connection with services provided by Seller Business Employees to Seller or any of its Subsidiaries (including the Local Support Companies) in accordance with such classifications.

(b) Section 4.16(b)(i) of the Seller Disclosure Letter contains a true, correct and complete list of each Transferred Statutory Plan and indicates the jurisdiction applicable to each such Seller Benefit Plan. Each material Seller Benefit Plan has been Disclosed in folder 1.12 of the Seller Data Room or shall, with the consent of Purchaser not to be unreasonably withheld, be Disclosed no later than thirty (30) days after Closing upon the mutual agreement of the Parties in good faith. Each Seller Benefit Plan has been operated and administered in accordance with its terms, and is in compliance with all Applicable Law, and all contributions to, and payments for each such Seller Benefit Plan have been timely made, and, to the Knowledge of Seller, no event, transaction or condition has occurred or exists that would result in any such Liability to Seller or any of its Subsidiaries (including the Local Support Companies) under such Seller Benefit Plan; (ii) there are no pending or, to the Knowledge of Seller, threatened Actions involving any Seller Benefit Plan (except for routine claims for benefits payable in the normal operation of any Seller Benefit Plan), and to the Knowledge of Seller, no facts or circumstances exist that could give rise to any such Actions; (iii) no Seller Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of Seller, no such investigation or audit is contemplated or under consideration; and (iv) with respect to the Seller Business Employees, Seller and its Subsidiaries (including the Local Support Companies) are in compliance with all Applicable Laws and Contracts relating to their provision of any form of Social Insurance, and have paid, or made provision for the payment of, all Social Insurance contributions required under Applicable Law and Contracts.

(c) Neither Seller nor any of its Subsidiaries (including the Local Support Companies), solely to the extent it relates to any Seller Business Employee, sponsor, maintain or contribute to, or have an obligation to contribute to, or have, within the six (6) years prior to the Closing Date, sponsored, maintained or contributed to, or had an obligation to contribute to, or have any liability in respect of, any defined benefit pension plans, schemes or arrangements in any jurisdiction, including without limitation any plans, schemes or arrangements subject to Section 412 or 430 of the Code or Title IV of ERISA, except for any such statutory plans, schemes or arrangements that Seller or any of its Subsidiaries (including the Local Support Companies) are required to make contributions to under Applicable Law.

(d) No event has occurred and no condition exists with respect to any employee benefit plan, agreement or arrangement currently or previously maintained or contributed to by any ERISA Affiliate of Seller or any of its Subsidiaries (including the Local Support Companies) that could reasonably be expected to subject any Acquired Asset, directly or indirectly, to a material liability under Sections 412, 430 or 4980B of the Code or Title IV of ERISA.

(e) Except as set forth in any Transaction Document, neither the execution of any of the Transaction Documents to which Seller or any of its Subsidiaries (including the Local Support Companies) is a party nor the consummation of the Transaction will (either alone or in combination with another event) (i) result in any payment becoming due to any Seller Business Employees; (ii) increase the amount of compensation or any benefits otherwise payable under any of the Seller Benefit Plans to any Seller Business Employee; or (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of any such benefits.

(f) Neither Seller nor any of its Subsidiaries (including the Local Support Companies) has any obligation to gross up, indemnify or otherwise reimburse any Seller Business Employees for any Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code. The Transaction does not constitute a “change of ownership or control” of Seller within the meaning of Section 280G of the Code.

(g) There is not any pending or, to the Knowledge of Seller, threatened, strike, union organization activity, lockout, slowdown, picketing, or work stoppage or any unfair labor practice charge by any Seller Business Employees against Seller or any of its Subsidiaries (including the Local Support Companies). Neither Seller nor any of its Subsidiaries (including the Local Support Companies) is party to, bound by or subject to (and none of their assets or properties is party to, bound by or subject to) any written or oral Contract, commitment or arrangement with any labor union, labor organization, employee organization or works council with respect to any of the Seller Business Employees, and there are no, and within the last three (3) years prior to the Closing Date there have been no, collective bargaining agreements, labor agreements, work rules or practices, or any other material labor-related agreements or arrangements to which Seller or any of its Subsidiaries (including the Local Support Companies) is bound that pertain to any of the Seller Business Employees.

(h) The email between Seller and Purchaser, dated March 25, 2018, 12:30 a.m. P.T., which information shall be anonymized for any Seller Business Employees for whom consent to share such data has not been obtained as required under Applicable Law as of such date and time (with the anonymized information of such Seller Business Employees to be provided promptly after Seller obtains such consents), contains a true, correct and complete list of each Seller Business Employee, including for each such individual his or her (i) name; (ii) employing entity, (iii) principal location of employment; (iv) job title; (v) original hire date and service date (if different); (vi) 2017 base salary or wage rate, and 2018 base salary or wage rate after giving effect to any annual raises in the course of Seller’s global annual ordinary course performance review cycle to be completed by March 31, 2018 (the “Annual Raises”); (vii) bonus paid for 2017, and bonus opportunity for 2018 after giving effect to any changes to bonus opportunities in the course of Seller’s global annual ordinary course performance review cycle to be completed by March 31, 2018 (the “2018 Bonus Opportunity” ); (viii) status as probationary employee, full-time or part-time employee, permanent employee or term employee, commissioner or director; (ix) leave status (including type of leave, duration of leave, and expected return date), (x) whether such Person is employed under a work visa or other work permit and (xi) whether such Person was promoted in 2018 (collectively, the “Seller Business Employee Census” ). No Seller Business Employee is employed or engaged in the United States.

(i) Other than any Former Seller Business Employees and other than any employees Disclosed pursuant to Section 4.9(c)(vii) of the Seller Disclosure Letter, the Seller Business Employees and the Excluded Employees are all of the employees of the Local Support Companies that were Related to the Seller Business for the period of thirty (30) days prior to the Closing.

Section 4.17 Insurance Matters. The Seller Business maintains insurance policies that are with reputable insurance carriers and provide coverage against such risks and in such amounts and with such deductibles as are customary for businesses of that size in the Territories in businesses generally comparable to the Seller Business. Except as would not have a Business Material Adverse Effect: (i) all such policies and all self-insurance programs and arrangements are in full force and effect, no written notice of cancellation or modification has been received, and, to the Knowledge of Seller, there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder; and (ii) to the Knowledge of Seller, none of Seller or any of its Subsidiaries (including the Local Support Companies) has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of such insurance policies or has been formally denied any insurance coverage which it has sought or for which it has applied.    The Acquired Assets will not include any insurance policies.

Section 4.18 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transaction based upon arrangements made by and on behalf of Seller or any of its Affiliates.

Section 4.19 Securities Laws. Seller 2 and each Local Support Company is acquiring the Purchaser Series G Preference Shares issuable to it under Section 2.3 for its own account and has no present intention of distributing or selling such Purchaser Series G Preference Shares or any shares issuable upon conversion thereof, except in accordance with the terms and conditions of the Transaction Documents and in compliance with requirements of Applicable Law and/or any Governmental Authorities.

Section 4.20 No Additional Representations or Warranties. Except for the representations, warranties and undertakings made by Seller as expressly set forth in this Article IV, or as expressly made by Seller or any of its Affiliates in any other Transaction Document, neither Seller nor any of its Representatives or Affiliates, or any other Person acting on their behalf, makes any other express or implied, statutory or otherwise, representation, warranty or undertaking of any kind or nature in connection with the Transaction. Neither Seller nor any of its Representatives or Affiliates, or any other Person acting on their behalf, makes any express or implied, statutory or otherwise, warranty or undertaking with respect to any projections, estimates or budgets provided to Purchaser or its Representatives or Affiliates (howsoever and whensoever provided) of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller and any of its Affiliates or the future business and operations of Seller and its Affiliates, except to the extent expressly set forth in this Article IV. Purchaser acknowledges that the representations and warranties in this Article IV are the result of arms’ length negotiations between sophisticated parties. None of Purchaser or its Representatives or Affiliates has relied on and is not relying on any representations or warranties regarding Seller, its Affiliates or their respective businesses (including the Seller Business), including such representations or warranties made by or on behalf of Seller before the signature of this Agreement, including during the course of negotiating this Agreement, other than those representations and warranties expressly set forth in this Article IV or as expressly made by Seller or any of its Affiliates in any Transaction Document.

Section 4.21 Separate and Independent Representations and Warranties. Each of the representations and warranties in this Article IV shall be construed as a separate and independent representation or warranty and except where this Agreement expressly provides otherwise, is not limited by the other provisions of this Agreement, including the other representations or warranties.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as Disclosed in the section of the Purchaser Disclosure Letter that specifically relates to a particular section or subsection of this Article V or any other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of the disclosure that such information is relevant to such other section or subsection, Purchaser hereby represents and warrants to Seller as of the Closing (except to the extent a different date is specified in the applicable representation and warranty) as follows:

Section 5.1 Organization, Good Standing and Qualification. Each of the Purchaser Group Companies is an entity duly organized or incorporated, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under, and by virtue of, the Applicable Laws of the place of its incorporation or establishment and has the requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Each of the Purchaser Group Companies is in good standing (or equivalent status in the relevant jurisdiction) as a foreign entity in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct, nature or operation of its business makes such qualification necessary, except where the failure to be in good standing would not have a Purchaser Material Adverse Effect. Purchaser has heretofore made available to Seller true, correct and complete copies of the Organizational Documents for each of the Purchaser Group Companies as in effect through (and including) the Closing Date. Each of the Purchaser Group Companies is and has been in compliance with its Organizational Documents, and none of the Purchaser Group Companies has violated or breached any of their respective Organizational Documents. Each Purchaser Group Company that is incorporated under the laws of Indonesia or Thailand is properly licensed for the foreign holding of its shares.

Section 5.2 Capitalization and Voting Rights.

(a) Purchaser and Subsidiaries. The authorized and outstanding or issued share capital, registered capital or charter capital of Purchaser and each Subsidiary of Purchaser is set forth in Section 5.2(a) of the Purchaser Disclosure Letter and Section 5.3 of the Purchaser Disclosure Letter, respectively. Section 5.2(a) of the Purchaser Disclosure Letter sets forth the following with respect to the share capital of Purchaser (on an aggregate, and not holder-by-holder, basis, other than with respect to clauses (vi) and (vii)), which share capital, including with respect to subsection (v) below, is, except as set forth in Section 5.2(a) of the Purchaser Disclosure Letter, identical to the share capital of Old Sake Parent immediately prior to the Purchaser Restructuring: (i) outstanding ordinary shares, by class or series; (ii) outstanding preference shares, by class or series, including current conversion ratio into ordinary shares; (iii) warrants and other share purchase rights, if any; (iv) outstanding share options, restricted share units and other equity incentive awards; (v) reserved but unissued ordinary shares under the Purchaser Share Incentive Plan; (vi) total share capital held by DiDi and its Affiliates, including outstanding common stock, preferred stock, by series, warrants and other stock purchase rights, restricted common stock and stock options; and (vii) total share capital held by SoftBank and its Affiliates, including outstanding common stock, preferred stock, by series, warrants and other stock purchase rights, restricted common stock and stock options. The issue price with respect to Series G preference shares of Old Sake Parent was, immediately prior to the Purchaser Restructuring, and has been, since the first issuance of Series G preference shares of Old Sake Parent, USD5.54191.

(b) No Other Securities. Except as set forth in Section 5.2(a) or Section 5.2(b) of the Purchaser Disclosure Letter, (i) there are no other authorized or outstanding or issued Equity Securities of Purchaser or any of its Subsidiaries; (ii) no Equity Securities of Purchaser or any of its Subsidiaries are subject to any preemptive rights, rights of first refusal or other rights to purchase such Equity Securities or any other rights with respect to such Equity Securities, (iii) neither Purchaser nor any of its Subsidiaries is obligated to issue, sell or transfer any Equity Securities of Purchaser or any of its Subsidiaries; (iv) neither Purchaser nor any of its Subsidiaries is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the redemption, or repurchase of, any Equity Security of Purchaser or such Subsidiary; (v) neither Purchaser nor any of its Subsidiaries has granted any registration rights or information rights to any other Person, nor is Purchaser or any of its Subsidiaries obliged to list any of the Equity Securities of Purchaser or any of its Subsidiaries on any securities exchange; (vi) there are no phantom shares and there are no voting or similar agreements entered into by Purchaser or any of its Subsidiaries which relate to the share capital, registered capital or charter capital of Purchaser or any of its Subsidiaries; and (vii) none of Purchaser or any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Purchaser or any of its Subsidiaries on any matter or any agreements to issue such bonds, debentures, notes or other obligations.

(c) Issuance and Status. All Equity Securities of each Purchaser Group Company were duly and validly authorized and issued (or subscribed for) in compliance with all Applicable Law, and are fully paid and nonassessable. All dividends (if any) or distributions (if any) declared, made or paid by each Purchaser Group Company, and all repurchases and redemptions of Equity Securities of each Purchaser Group Company (if any), have been declared, made, paid, repurchased or redeemed, as applicable, in accordance with its Organizational Documents and all Applicable Law.

(d) The Board of Directors of Purchaser or a duly authorized committee thereof, as applicable, has adopted such resolutions and taken such actions required to allow Purchaser to assume and convert each Seller Parent Share Award that is outstanding, unvested and unexercised, if applicable, effective as of the Employment Transfer Time for the applicable Continuing Employee, in consideration for the issuance of Purchaser Restricted Stock Units or Purchaser Share Options, as applicable, as provided in Section 2.2, and taken such other actions required to otherwise effectuate the provisions of Section 2.2.

(e) Except as set forth in Section 5.2(e) of the Purchaser Disclosure Letter, Purchaser has no Contracts with any third party to issue any Equity Securities pursuant to which such third party is committed to subscribe for or otherwise purchase such Equity Securities after the Closing (it being understood and agreed that, for the avoidance of doubt, the conversion of preference shares of Purchaser (“Purchaser Preference Shares” ) into Purchaser Ordinary Shares in accordance with the Purchaser Amended Articles or the exercise of options in accordance with the Purchaser Share Incentive Plan shall not constitute a subscription or purchase of Equity Securities).

Section 5.3 Corporate Structure; Subsidiaries. Section 5.3 of the Purchaser Disclosure Letter sets forth (subject to any changes resulting from the consummation of the Purchaser Restructuring) a structure chart showing each Purchaser Group Company as of immediately prior to the Closing and indicating the ownership and Control relationships among each Purchaser Group Company as of immediately prior to the Closing, or a description of such structure with such ownership and Control relationships, the nature of the legal entity which each Purchaser Group Company constitutes, the jurisdiction in which each Purchaser Group Company was organized, and each jurisdiction in which each Purchaser Group Company is required to be qualified or licensed to do business as a foreign Person. Other than as set forth on Section 5.3 of the Purchaser Disclosure Letter, no Purchaser Group Company owns or Controls any interest or share in any other Person or is or was a participant in any joint venture, partnership or similar arrangement (subject to any changes resulting from the consummation of the Purchaser Restructuring). No Purchaser Group Company is obligated to make any investment in or capital contribution in or on behalf of any other Person.

Section 5.4 Authorization. Each Purchaser Group Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under each of the Transaction Documents to which it is or will be a party and to consummate the Transaction. All corporate actions on the part of each Purchaser Group Company necessary for the authorization, execution and delivery of the Transaction Documents to which it is a party and the performance of all its obligations thereunder (including any board, partner or shareholder approval, as applicable), and, in the case of Purchaser, the authorization, issuance (or reservation for issuance), sale and delivery of the Purchaser Series G Preference Shares issuable pursuant to Article II and the Purchaser Conversion Shares, has been taken. Each Transaction Document to which any Purchaser Group Company is or will be a party is, or when executed by the parties thereto, will be, valid and legally binding obligations of the applicable Purchaser Group Company, enforceable against such party in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other Applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by Applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 5.5 Valid Issuance of Shares. The Purchaser Series G Preference Shares issuable pursuant to Article II, when issued, delivered and paid for in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable, free from any Encumbrances (except for any restrictions on transfer under Applicable Law and under Investor Agreements). The Purchaser Conversion Shares have been reserved for issuance and, upon issuance in accordance with the terms of the Amended Purchaser Articles, will be duly and validly issued, fully paid and non-assessable, free from any Encumbrances (except for any restrictions on transfer under applicable securities laws and under the Investor Agreements). Purchaser has obtained valid waivers of any rights by other parties to purchase the Purchaser Series G Preference Shares issuable under Section 2.3.

Section 5.6 Consents; No Conflicts. Except (i) as otherwise set forth on Section 5.6 of the Purchaser Disclosure Letter and (ii) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a Purchaser Material Adverse Effect, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of the Transaction Documents to which any Purchaser Group Company is party, and the consummation of the transactions contemplated by such Transaction Documents, in each case on the part of the applicable Purchaser Group Company, have been duly obtained or completed (as applicable) and are in full force and effect. The execution, delivery and performance of each Transaction Document to which any Purchaser Group Company is a party by the applicable Purchaser Group Company does not, and the consummation by the Purchaser Group Companies of the transactions contemplated thereby will not (x) (assuming compliance with the matters referred to in clauses (i) and (ii) of the immediately preceding sentence) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of any Purchaser Group Company) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of any Purchaser Group Company, each as currently in effect, (C) any Applicable Law, (D) any Contract of any Purchaser Group Company or (y) result in the creation of any Encumbrance upon any of the properties or assets of any Purchaser Group Company other than Permitted Encumbrances, except in the case of sub-clauses (A), (C), and (D) of clause (x), as would not have a Purchaser Material Adverse Effect.

Section 5.7 Compliance with Laws; Consents. Except as Disclosed in Section 5.7 of the Purchaser Disclosure Letter:

(a) Except as would not have a Purchaser Material Adverse Effect, (i) each of the Purchaser Group Companies is in compliance with all Applicable Law; (ii) no event has occurred and no circumstance exists that (with or without notice or lapse of time), (A) would reasonably be expected to constitute or result in a violation by any Purchaser Group Company of, or a failure on the part of such entity to comply with, any Applicable Law, or (B) would reasonably be expected to give rise to any obligation on the part of any Purchaser Group Company to undertake, or to bear all or any portion of the cost of, any remedial action initiated or brought by any Governmental Authority, and no Purchaser Group Company has received any written notice from any Governmental Authority regarding any of the foregoing; and (iii) no Purchaser Group Company is, to the Knowledge of Purchaser, under investigation with respect to a violation of any Applicable Law. To the Knowledge of Purchaser, no Purchaser Group Company is or has been party to any agreement or practice which infringes Antitrust Laws, or is or has been subject to any previous, current or pending investigation, complaint, action or negative decision in relation to Antitrust Laws.

(b) The Purchaser Group Companies have or hold all material franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of the Purchaser Group Companies, as currently conducted, in accordance with Applicable Law (collectively, the “Purchaser Required Governmental Authorizations”), and all such Purchaser Required Governmental Authorizations are valid and in full force and effect.

(c) Except as would not have a Purchaser Material Adverse Effect, (i) no Purchaser Required Governmental Authorizations contains any unduly burdensome restrictions or conditions; (ii) each Purchaser Required Governmental Authorizations is in full force and effect and will remain in full force and effect upon the consummation of the Transaction; (iii) no Purchaser Group Company is in default under any Purchaser Required Governmental Authorizations; and (iv) to the Knowledge of Purchaser, there is no Purchaser Required Governmental Authorizations which is subject to periodic renewal that will not be granted or renewed. No Purchaser Group Company has received any letter or other written communication from, and, to the Knowledge of Purchaser, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening or providing notice of (i) the revocation or suspension of any Purchaser Required Governmental Authorizations issued to such Purchaser Group Company or (ii) the need for compliance or remedial actions in respect of the activities carried out by such Purchaser Group Company, which revocation, suspension, compliance or remedial actions (or the failure of the Purchaser Group Companies to undertake them) would have a Purchaser Material Adverse Effect.

(d) No Purchaser Group Company or any of their respective directors, commissioners or officers and, to the Knowledge of Purchaser, any employees, agents or any other persons acting for or on behalf of any Purchaser Group Company has: (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any Anticorruption Law; (ii) in violation of any Anticorruption Law, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any Person for the purpose of (A) influencing any act or decision of any Government Official in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting any Purchaser Group Company, or any agent or any other person acting for or on behalf of any Purchaser Group Company, in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anticorruption Law.

(e) No Government Official serves as an officer, director, commissioner or employee of any Purchaser Group Company.

(f) No Purchaser Group Company or, to the Knowledge of Purchaser, any of their respective directors, commissioners or officers has ever been found by a Governmental Authority to have violated any Anticorruption Law or any securities Applicable Law or is subject to any indictment or any government investigation for bribery or otherwise with respect to any Anticorruption Laws.

(g) No Purchaser Group Company or, to the Knowledge of Purchaser, any of their respective directors, commissioners, officers or employees, or any agent or any other person acting for or on behalf of any Purchaser Group Company, is a Prohibited Person, and, to the Knowledge of Purchaser, no Prohibited Person has been given an offer to become an employee, officer, consultant, director or commissioner of any Purchaser Group Company. No Purchaser Group Company has knowingly conducted or agreed to conduct any business, or knowingly entered into or agreed to enter into any transaction with a Prohibited Person.

Section 5.8 Tax Matters.

(a) All income and all other material Tax Returns required to be filed by or with respect to each Purchaser Group Company have been filed within the requisite period (taking into account any extensions) and completed in all material respects on a proper basis in accordance with Applicable Law. All material Taxes have been or will be paid in a timely fashion or have been accrued for on the financial statements of the applicable Purchaser Group Company. No deficiencies for any Taxes with respect to any Tax Returns of a Purchaser Group Company have been asserted in writing by, and no written notice of any pending action, audit, assessment or other proceeding with respect to such Tax Returns or any Taxes of a Purchaser Group Company has been received from, any Tax authority, and no dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is outstanding. No claim has ever been made by a Tax authority in a jurisdiction where a Purchaser Group Company does not file Tax Returns that such Purchaser Group Company is or may be subject to taxation by that jurisdiction.

(b) There is no outstanding audit dispute, claim, assessment or other proceeding with any Tax authority concerning any Tax Liability of or imposed on any Purchaser Group Company and, to the Knowledge of Purchaser, no such audit dispute, claim, assessment or other proceeding has been threatened in writing by a Tax authority. No Purchaser Group Company has waived any statute of limitations with respect to any material Taxes, or agreed to any extension of time with respect to an assessment or deficiency for such material Taxes.

(c) There are no Tax Encumbrances (other than Permitted Encumbrances) upon any shares, securities, equity interests, property or assets of any Purchaser Group Company.

(d) Except as Disclosed in Section 5.8(d) of the Purchaser Disclosure Letter, to the Knowledge of Purchaser, (i) no shareholder of Old Sake Parent has on such shareholder’s Tax Return treated Old Sake Parent or any of its Subsidiaries as a “passive foreign investment company” within the meaning of Section 1297 of the Code, and (ii) no shareholder of Old Sake Parent has requested information from Old Sake Parent for purposes of such shareholder making a “qualified electing fund” election with respect to Old Sake Parent or any of its Subsidiary pursuant to Section 1295 of the Code.

(e) None of the Purchaser Group Companies are required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion therefor) ending after the Closing Date as result of (i) any change in Tax method or method of accounting in any Pre-Closing Tax Period or (ii) any closing agreement with any Tax authority in any Pre-Closing Tax Period.

(f) Each Purchaser Group Company has complied in all material respects with all Applicable Laws relating to withholding of Taxes and the payment thereof, and have timely and properly withheld and paid all Taxes required to have been withheld and paid, including in relation to compensation paid to its employees, third party contractors and transactional counterparts.

(g) Except as Disclosed in Section 5.8(g) of the Purchaser Disclosure Letter, no Purchaser Group Company is a Tax resident, has a permanent establishment (including, as the agent of another Person) or is subject to Tax (other than withholding Tax) in any jurisdiction other than in its country of incorporation.

(h) None of Purchaser, or, to the Knowledge of Purchaser, the shareholders of Purchaser or any of their respective Affiliates, have entered into a Prohibited Transfer; provided, however, that Purchaser shall not be deemed to have violated this representation if Purchaser, the shareholders of Purchaser, or any of their respective Affiliates delivers an opinion of reputable counsel that is reasonably acceptable to the Seller stating that the Prohibited Transfer should not have caused the 351 Contributions to fail to be treated as an exchange described in Section 351 of the Code.

(i) Nothing in this Section 5.8 shall be deemed to be a representation as to the amount of any net operating losses or other attributes available for carryover or the ability to properly apply any past Tax accounting or other reporting positions in future periods.

Section 5.9 Financial Statements. Purchaser has delivered to Seller, Old Sake Parent’s (i) audited consolidated financial statements as of and for the year ended on December 31, 2016 and (ii) unaudited condensed consolidated statement of income and unaudited condensed consolidated cash flow statement as of and for the year ended on December 31, 2017 (the “Purchaser Statement Date” and collectively, the “Purchaser Financial Statements”). The Purchaser Financial Statements (x) have been prepared in accordance with the books and records of the Purchaser Group Companies, (y) fairly present in all material respects the financial condition and position of the Old Sake Parent and its Subsidiaries on a consolidated basis as of the dates indicated therein, and the results of operations of Old Sake Parent on a consolidated basis for the periods indicated therein, and (z) were prepared in accordance with IFRS applied on a consistent basis throughout the periods involved.

Section 5.10 Absence of Changes.

(a) Since the Purchaser Statement Date, (a) each of the Purchaser Group Companies has operated its business in the Ordinary Course and collected receivables and paid payables and similar obligations in the Ordinary Course and (b) there has not been any Purchaser Material Adverse Effect.

(b) Since the Purchaser Statement Date, the Purchaser Group Companies have used commercially reasonable efforts to (i) preserve intact the present business organizations of the Purchaser Group Companies, and (ii) preserve the beneficial relationships of the Purchaser Group Companies with employees, suppliers, distributors, riders and driver partners and managers, licensors, licensees and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing business of the Purchaser Group Companies.

(c) Since the Purchaser Statement Date, except as set forth in Section 5.10(c) of the Purchaser Disclosure Letter and except as Disclosed pursuant to the Purchaser Material Contracts or fully included in the determination of the Final Closing Purchaser Net Cash Amount, no Purchaser Group Company, has:

(i) other than (x) the Purchaser Restructuring or (y) a restructuring pursuant to which, after the consummation of the Closing, all of Purchaser’s direct Subsidiaries as of the Closing would become direct Subsidiaries of Purchaser’s Subsidiary Midco pursuant to Section 7.6(a), proposed or adopted a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization or other reorganization of Purchaser or any material Subsidiary of Purchaser;

(ii) sold, leased, transferred, or disposed of any property or assets, or any portion thereof or interest therein, in any single transaction or series of related transactions, except for (A) transactions pursuant to Contracts entered into in the Ordinary Course, (B) transactions that individually or in the aggregate do not exceed USD25,000,000 or (C) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Purchaser;

(iii) made any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, in any such case with a value or purchase price in excess of USD25,000,000 individually or in the aggregate;

(iv) settled any Action by any Governmental Authority or any other third party material to the business of Purchaser in excess of USD5,000,000;

(v) with respect to the Chief Executive Officer of the Purchaser Group Companies, or any of his direct reports, adjusted aggregate compensation or paid any bonus, other than any adjustments to compensation or payments of bonuses made in the Ordinary Course;

(vi) declared, set aside, redeemed, repurchased, made or paid any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, except for dividends between Purchase Group Companies (other than, for the avoidance of doubt, the cancellation and conversion of the ordinary shares and preference shares of Old Sake Parent into the right of Old Sake Parent’s shareholders to receive Purchaser Ordinary Shares or Purchaser Preference Shares, as the case may be, of corresponding class or series in connection with the Purchaser Restructuring); or

(vii) announced an intention, entered into a formal or informal agreement or otherwise made a commitment to do any of the foregoing.

Section 5.11 Actions. Except as would not have a Purchaser Material Adverse Effect, (i) there is no Action pending or, to the Knowledge of Purchaser, threatened in writing against or affecting any Purchaser Group Company or any of its officers, directors or commissioners with respect to its businesses or proposed business activities, or any officers, directors or commissioners of any Purchaser Group Company in connection with such Person’s respective relationship with any Purchaser Group Company; (ii) there is no judgment or award unsatisfied against any Purchaser Group Company, nor is there any Governmental Order in effect and binding on any Purchaser Group Company or their respective assets or properties; (iii) to the Knowledge of Purchaser, no Governmental Authority has challenged or questioned in writing the legal right of any Purchaser Group Company to conduct its business as currently being conducted; and (iv) there is no Action pending by Purchaser or any of its Subsidiaries against any third party.

Section 5.12 Liabilities. Neither Purchaser nor any of its Subsidiaries has any Liabilities, except for Liabilities (i) set forth in the Purchaser Financial Statements that have not been satisfied since the Purchaser Statement Date, (ii) that are current Liabilities incurred since the Purchaser Statement Date in the Ordinary Course, (iii) that are executory obligations under Purchaser Material Contracts, or any Contract not required to be included in Section 5.13(a) of the Purchaser Disclosure Letter, (iv) set forth on Section 5.12 of the Purchaser Disclosure Letter, (v) arising under this Agreement, (vi) of a type or nature expressly addressed in any of the other representations and warranties under this Article V (whether or not any particular of such Liabilities would have been expressly included or excluded in the coverage of such representation or warranty as a result of any thresholds, Knowledge, materiality, Purchaser Material Adverse Effect, or other qualifiers contained therein) or (vii) which would not have a Purchaser Material Adverse Effect.

Section 5.13 Commitments.

(a) Section 5.13(a) of the Purchaser Disclosure Letter contains a true, correct and complete list of all Purchaser Material Contracts and none of Purchaser or any of its Subsidiaries is a party to or bound by any Purchaser Material Contract that is not listed on Section 5.13(a) of the Purchaser Disclosure Letter. Purchaser has made available to Seller true, correct and complete copies of all Purchaser Material Contracts, including any amendments thereto.

(b) Except as would not have a Purchaser Material Adverse Effect: (i) Each Purchaser Contract is a valid and binding agreement of the applicable Purchaser Group Company; the performance of which by the applicable Purchaser Group Company does not violate any Applicable Law or Governmental Order, and each such agreement is in full force and effect and enforceable against the parties thereto in accordance with its terms, except (A) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (B) as may be limited by laws relating to the availability of specific performance, injunctive relief or other remedies in the nature of equitable remedies; (ii) no Purchaser Contract has been terminated or cancelled by the other party thereto; (iii) each Purchaser Group Company has duly performed all of its obligations under each Purchaser Contract to which it is a party to the extent that such obligations to perform have accrued, and no breach or default, alleged breach or alleged default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by such Purchaser Group Company with respect thereto, or, to the Knowledge of Purchaser, any other party or obligor with respect thereto, has occurred (except for a breach or default of a type or nature expressly addressed in clause (D) of the last sentence of Section 5.6); (iv) no Purchaser Group Company has, since the Purchaser Statement Date, given written notice that it intends to terminate a Purchaser Contract or that any other party thereto has breached, violated or defaulted or that there is any other material dispute under any Purchaser Contract; and (v) no Purchaser Group Company has, since the Purchaser Statement Date, received any written notice that it has breached, violated or defaulted or that there is any other material dispute under any Purchaser Contract or that any other party thereto intends to terminate such Purchaser Contract and (vi) no Purchaser Group Company party to a Purchaser Contract has waived any right under any such Purchaser Contract in a manner that would affect or modify any term of such Purchaser Contract, or would otherwise have an adverse effect on any Purchaser Group Company, after Closing.

Section 5.14 Title; Properties.

(a) Each of the Purchaser Group Companies has good and valid title to all of the assets (other than Intellectual Property and Business Data, which in each case is addressed in Section 5.15) owned by it, whether tangible or intangible (including those reflected in the Purchaser Financial Statements, together with all assets (other than Intellectual Property and Business Data, which in each case is addressed in Section 5.15) acquired thereby since the Purchaser Statement Date, but excluding any tangible or intangible assets that have been disposed of since the Purchaser Statement Date in the Ordinary Course), and in each case free and clear of all Encumbrances, other than Permitted Encumbrances. All material tangible assets of the Purchaser Group Companies are in good working condition and repair in the Ordinary Course, reasonable wear and tear excepted.

(b) No Purchaser Group Company owns or has, or had ever owned or had, legal or equitable title or other right or interest in any real property other than as held pursuant to their respective leases or leasehold interests (including tenancies) in such property (each Contract evidencing such interest, a “Purchaser Lease”, and any Purchaser Lease involving rent payments in excess of USD500,000 on an annual basis, a “Purchaser Material Lease” ). Section 5.14(b) of the Purchaser Disclosure Letter sets forth the parties to each Purchaser Material Lease and the address of the property demised under each such Purchaser Material Lease and the term of each such Purchaser Material Lease. Except as would not have a Purchaser Material Adverse Effect, (i) each Purchaser Lease is in compliance with Applicable Law and all Governmental Orders required under Applicable Law in respect of any Purchaser Lease have been obtained, including with respect to the operation of property and conduct of business as now conducted by the applicable Purchaser Group Company which is a party to such Purchaser Lease, (ii) no Purchaser Group Company has sublet, assigned or hypothecated its leasehold interest under any Purchaser Lease, and (iii) the leasehold interests held by the Purchaser Group Companies are adequate for the conduct of its business as currently conducted.

Section 5.15 Intellectual Property Rights.

(a) Section 5.15(a) of the Purchaser Disclosure Letter sets forth a true, correct and complete list of all Purchaser Registered IP, including for each the relevant name or description, registration/certification or application number, and filing, registration or issue date. Except as would not have a Purchaser Material Adverse Effect, Purchaser and/or a Purchaser Group Company has taken reasonable and appropriate steps to make required filings and registrations (and corresponding payments of fees therefor) to Governmental Authorities in connection with registrations and applications for the Purchaser Registered IP material to the operation of business of the Purchaser Group Companies.

(b) Purchaser and/or a Purchaser Group Company is the owner of the Purchaser Owned IP, free and clear of all Encumbrances other than Permitted Encumbrances. The Purchaser Registered IP is, to the Knowledge of Purchaser, valid and subsisting and enforceable.

(c) Except as would not have a Purchaser Material Adverse Effect, and to the Knowledge of Purchaser, none of the Purchaser Owned IP has violated, infringed or misappropriated any Intellectual Property or Business Data of any Person during the three (3) years prior to the Closing Date, nor has any of the Purchaser Group Companies received in the three (3) years prior to the Closing Date any written notice alleging any of the foregoing. To the Knowledge of Purchaser, and except as would not have a Purchaser Material Adverse Effect, no Person is currently violating, infringing or misappropriating any Purchaser Owned IP and, except as Disclosed in Section 5.15(c) of the Purchaser Disclosure Letter, none of the Purchaser Group Companies has given any written notice to any other Person in the three (3) years prior to the Closing Date alleging any of the foregoing.

(d) All employees, contractors, agents and consultants of the Purchaser Group Companies who are or were during the three (3) years preceding the date hereof hired to be involved in the creation or development of any material Intellectual Property for any of the Purchaser Group Companies which Intellectual Property is material to the operation of the Purchaser Group Companies businesses have either (subject to applicable Law (i) executed an assignment of inventions or other similar agreement that assigns to one of the Purchaser Group Companies exclusive ownership of such person’s rights in such Intellectual Property or (ii) by operation of law, assigned exclusive ownership of such person’s rights in such Intellectual Property.

(e) Section 5.15(e) of the Purchaser Disclosure Letter sets forth a true, correct and complete list of, and Purchaser has provided to Seller true, correct and complete copies of, all Contracts pursuant to which any of the Purchaser Group Companies is authorized to use, exercise, or receive any benefit from any Business Data or any Intellectual Property of another Person (including of Purchaser) that is material to the operation of the business of the Purchaser Group Companies (excluding COTS Licenses and Incidental Licenses).

(f) Except as would not have a Purchaser Material Adverse Effect, Purchaser has established, with respect to and for the Purchaser Group Companies, data privacy and data security policies that are in conformance with all Applicable Law. At all times when conducting the business of the Purchaser Group Companies, except as would not have a Purchaser Material Adverse Effect, Purchaser has provided, with respect to and for the business of the Purchaser Group Companies, accurate notice of its data privacy and data security policies on all of its consumer-facing websites (and through consumer-facing mobile applications) and these notices have not contained any material omissions in violation of Applicable Law. Except as would not have a Purchaser Material Adverse Effect, Purchaser has complied with (i) Applicable Law, (ii) all requirements of self-regulatory organizations, (iii) its published data privacy and data security policies, and (iv) any contractual obligations and consumer-facing statements made by Purchaser or any of its Affiliates (including any such statements on its consumer-facing website and through consumer-facing mobile applications), in each instance above, relating to the use, collection, retention, storage, security, disclosure, transfer, disposal, or other processing or dealing, in whole or in part, of any PII; and the execution, delivery and performance of this Agreement and the consummation of the Transaction will not result in a material breach or violation of any Applicable Law related to data privacy as it pertains to the Purchaser Owned IP. Except as set forth on Section 5.15(f) of the Purchaser Disclosure Letter, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened in writing against or affecting any Purchaser Group Company regarding, and (b) neither Purchaser nor any of Purchaser Group Companies has received in the three (3) years prior to the Closing Date any written complaint from any Person (including any Governmental Authority), and to the Knowledge of Purchaser, there has been no, complaint made by any Person, including to or by any Governmental Authority regarding, in each instance above, the collection, use, retention, storage, security, transfer, disposal, disclosure or other processing or dealing thereof by or for the business of the Purchaser Group Companies.

(g) Except as would not have a Purchaser Material Adverse Effect, the Purchaser Group Companies have implemented and maintained reasonable and appropriate disaster recovery and security plans, procedures and facilities and have taken other reasonable steps consistent with industry practices of companies offering similar services to safeguard any confidential information, PII, and information technology systems utilized by Purchaser or the Purchaser Group Companies in the operation of the business of the Purchaser Group Companies (the “Purchaser IT Systems”), from unauthorized or illegal access and use. Except as would not have a Purchaser Material Adverse Effect, and to the Knowledge of Purchaser, there has been no breach of security or unauthorized access by third parties to (i) the Purchaser IT Systems, (ii) confidential information, or (iii) any PII collected, held, or otherwise managed by or on behalf of Purchaser or the Purchaser Group Companies with respect to the business of the Purchaser Group Companies.

(h) Except as would not have a Purchaser Material Adverse Effect, (i) the Purchaser Group Companies have taken reasonable steps, consistent with industry practices of companies offering similar services, to maintain the Purchaser Owned IP material to the conduct of the business of the Purchaser Group Companies and (ii) and except with respect to the Current Patents (as defined in the Transition Services Agreement), the Intellectual Property owned or used (or held for use) by the Purchaser Group Companies is sufficient for conduct of the business of the Purchaser Group Companies as conducted during the 12-months prior to the Closing.

(i) Notwithstanding anything to the contrary in this Agreement, the representations and warranties contained in Section 5.4, Section 5.6, Section 5.7 and this Section 5.15 are the sole and exclusive representations and warranties made by Purchaser with respect to the validity, enforcement, ownership, infringement, violation or misappropriation of, and compliance with Applicable Laws concerning Intellectual Property and Business Data.

Section 5.16 Labor and Employee Matters.

(a) Except as Disclosed in Section 5.16(a) of the Purchaser Disclosure Letter or as would not have a Purchaser Material Adverse Effect, (i) each of the Purchaser Group Companies has complied with all Applicable Law related to labor or employment, including without limitation provisions thereof relating to wages and payrolls, working hours and resting hours, overtime, working conditions, benefits, recruitment, retrenchment, retirement, minimum employment and retirement age, social welfare, equal opportunity, discrimination, worker classification, occupational health and safety, statutory regular health check, wrongful discharge, layoffs or plant closings, immigration, employees provident fund, social security organization and collective bargaining, trade union, employment agreements, compulsory employment insurance, internal labor rules, company regulations, labor discipline, foreign employees, public holiday and leaves, labor contracts, labor disputes, statutory labor or employment reporting and filing obligations and contracting arrangements; (ii) there is no pending or, to the Knowledge of Purchaser, threatened Action relating to the violation of any Applicable Law by such Purchaser Group Company related to labor or employment, including without limitation any charge or complaint filed by any of its current or former employees, directors, commissioners, officers, consultants or contractors with any Governmental Authority or any Purchaser Group Company; and (iii) the Purchaser Group Companies have properly classified for all purposes (including for Tax purposes and for purposes of determining eligibility to participate in any Purchaser Benefit Plan) all Persons who have performed services for or on behalf of each such entity, and have properly withheld and paid all applicable Taxes and statutory contributions and made all required filings in connection with services provided by such Persons to the Purchaser Group Companies in accordance with such classifications.

(b) Except as would not have a Purchaser Material Adverse Effect, (i) each of the Purchaser Benefit Plans has been operated and administered in accordance with its terms, and is in compliance with all Applicable Law, and all contributions to, and payments for each such Purchaser Benefit Plan have been timely made, and, to the Knowledge of Purchaser, no event, transaction or condition has occurred or exists that would result in any such Liability to any of the Purchaser Group Companies under such Purchaser Benefit Plan; (ii) there are no pending or, to the Knowledge of Purchaser, threatened Actions involving any Purchaser Benefit Plan (except for routine claims for benefits payable in the normal operation of any Purchaser Benefit Plan) and to the Knowledge of Purchaser, no facts or circumstances exist that could give rise to any such Actions; (iii) no Purchaser Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of Purchaser, no such investigation or audit is contemplated or under consideration; and (iv) each Purchaser Group Company is in compliance with all Applicable Laws and Contracts relating to its provision of any form of Social Insurance, and has paid, or made provision for the payment of, all Social Insurance contributions required under Applicable Law and Contracts.

(c) None of the Purchaser Group Companies sponsor, maintain or contribute to, or have an obligation to contribute to, or has, within the six (6) years prior to the Closing Date, sponsored, maintained or contributed to, or had an obligation to contribute to, or have any liability in respect of, any defined benefit pension plans, schemes or arrangements in any jurisdiction, including without limitation any plans, schemes or arrangements subject to Section 412 or 430 of the Code or Title IV of ERISA, except for any such statutory plans, schemes or arrangements that the Purchaser Group Companies are required to make contributions to under Applicable Law.

(d) Except as set forth in any Transaction Document, neither the execution of any of the Transaction Documents to which Purchaser is a party nor the consummation of the Transaction (either alone or in combination with another event) will (i) result in any payment becoming due to any Purchaser employees or any director, officer, employee, independent contractor or consultant of any Purchaser Group Company; (ii) increase the amount of compensation or any benefits otherwise payable under any of the Purchaser Benefit Plans; or (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of any such benefits.

(e) There is not any pending or, to the Knowledge of Purchaser, threatened, strike, union organization activity, lockout, slowdown, picketing, or work stoppage or any unfair labor practice charge against any Purchaser Group Company. No Purchaser Group Company is party to, bound by or subject to (and none of their assets or properties is party to, bound by or subject to) any written or oral Contract, commitment or arrangement with any labor union, labor organization, employee organization or works council.

Section 5.17 Interested Party Transactions. Except as set forth in Section 5.17 of the Purchaser Disclosure Letter, since January 1, 2015, (i) no Purchaser Related Party has any Contract or understanding or transaction with, or is indebted to, any Purchaser Group Company or has any interest in any Purchaser Group Company (other than Equity Securities of such company held by any of its partners, shareholders or members), nor is any Purchaser Group Company indebted (or committed to make loans or extend or guarantee credit) to any Purchaser Related Party; (ii) no Purchaser Related Party has any material interest in any Person with which a Purchaser Group Company has a material business relationship (including any Person which purchases from or sells, licenses or furnishes to a Purchaser Group Company any goods, Intellectual Property, Business Data or other property rights or services), or in any Contract that is necessary for the operation of the business of Purchaser or to which any of the Purchaser Group Companies is a party or, to the Knowledge of Purchaser, by which any Purchaser Group Company may be bound or affected, and no Purchaser Related Party (other than SoftBank, and other than portfolio companies of any Purchaser Related Party that is a third party investor of Purchaser and is not a founder or a current or former employee or officer of a Purchaser Group Company) directly or indirectly competes with, or, to the Knowledge of Purchaser, has any material interest in any Person that directly or indirectly competes with, any Purchaser Group Company or the business of Purchaser (other than ownership of less than one percent (1%) of the stock of publicly traded companies); (iii) no Purchaser Related Party that is an individual or a shareholder of Purchaser has received any payment or other benefit from any Purchaser Group Company (except for payments and benefits received in connection with such Person’s employment in the Ordinary Course on an arm’s length basis); and (iv) no Purchaser Related Party has filed or, to the Knowledge of Purchaser, intends to file a cause of action or other claim or Action against any Purchaser Group Company; provided that, for the purposes of clause (ii) above, the definition of “Purchaser Related Party” shall be deemed to exclude the respective employees and equityholders of Purchaser or its Affiliates except to the extent that Purchaser has Knowledge that such person has an interest.

Section 5.18 Insurance Matters. Except as would not have a Purchaser Material Adverse Effect: (i) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, Liabilities, operations and directors, commissioners and officers (if any) of each Purchaser Group Company are in full force and effect, no written notice of cancellation or modification has been received, and, to the Knowledge of Purchaser, there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder; and (ii) to the Knowledge of Purchaser, no Purchaser Group Company has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of its respective insurance policies or has been formally denied any insurance coverage which it has sought or for which it has applied. Such insurance policies are with reputable insurance carriers and provide coverage against such risks and in such amounts and with such deductibles as are customary for businesses of that size in the Territories in businesses generally comparable to the business of Purchaser.

Section 5.19 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transaction based upon arrangements made by and on behalf of Purchaser or any of its Affiliate (except for the fees of The Raine Group LLC which will be paid by Purchaser).

Section 5.20 No Additional Representations or Warranties. Except for the representations, warranties and undertakings made by Purchaser as expressly set forth in this Article V, or as expressly made by Purchaser or any of its Affiliates in any other Transaction Document, neither Purchaser nor any of its Representatives or Affiliates, or any other Person acting on their behalf, makes any other express or implied, statutory or otherwise, representation, warranty or undertaking of any kind or nature in connection with the Transaction. Neither Purchaser nor any of its Representatives or Affiliates, or any other Person acting on their behalf, makes any express or implied, statutory or otherwise, warranty or undertaking with respect to any projections, estimates or budgets provided to Seller or its Representatives or Affiliates (howsoever and whensoever provided) of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Purchaser and any of its Affiliates or the future business and operations of Purchaser and its Affiliates, except to the extent expressly provided in this Article V. Seller acknowledges that the representations and warranties in this Article V are the result of arms’ length negotiations between sophisticated parties. None of Seller or its Representatives or Affiliates has relied on and is not relying on any representations or warranties regarding Purchaser, its Affiliates or their respective businesses, including such representations or warranties made by or on behalf of Purchaser before the signature of this Agreement, including during the course of negotiating this Agreement, other than those representations and warranties expressly set forth in this Article V or as expressly made by Purchaser or any of its Affiliates in any Transaction Document.

Section 5.21 Separate and Independent Representations and Warranties. Each of the representations and warranties in this Article V shall be construed as a separate and independent representation or warranty and except where this Agreement expressly provides otherwise, is not limited by the other provisions of this Agreement, including the other representations or warranties.

ARTICLE VI

CERTAIN COVENANTS OF THE PARTIES

Section 6.1 Lion City Transaction.

(a) From the consummation of the Closing until the expiration of the Lion City Transitional Services Period:

(i) Seller 1 shall cause Mieten B.V. and its Affiliates, directly or indirectly, to hold 100% of the share capital of Lion City Rentals as long as the Lion City Transaction has not been consummated;

(ii) Until the earlier to occur of (i) the Lion City Closing and (ii) the CCS Disapproval, Purchaser shall cause up to eight (8) Continuing Employees (selected by Seller within two (2) weeks following the Closing with the approval of Purchaser not to be unreasonably withheld) to dedicate a reasonable amount of their time to the performance of the Lion City Transitional Services;

(iii) Purchaser shall, in each case subject to compliance with applicable Antitrust Laws or Orders by any Governmental Authority:

(A) at Seller’s reasonable request from time to time, participate in meetings with Seller and Comfort to discuss a potential collaboration between Purchaser and Comfort with respect to some or all of the matters covered by the Collaboration Agreement (it being understood and agreed that neither Purchaser nor any other Purchaser Group Company shall be under any obligation to agree to any such collaboration);

(B) subject to Seller making the reimbursement payments under Section 6.1(a)(iv), cause one or more Purchaser Group Companies designated by Purchaser to provide (x) the following services to Lion City Rentals, in case of sub-clauses I and III substantially consistent with, and on in the aggregate no less favorable terms than, such Purchaser Group Company/ies’ past practice of providing such services to non-affiliated third party fleet, rental or leasing partners, and (y) the services set forth on Exhibit 6.1(a)(iii)(B) (collectively, the “Lion City Transitional Services”):

I. if and to the extent that any Purchaser Group Company generates a Driver, Courier and Restaurant Payable from the use by a Sake Driver of a vehicle owned by Lion City Rentals (each such vehicle, a “Lion City Car” and each such Sake Driver using such Lion City Car, a “Sake LCR Driver”), such Purchaser Group Company shall deduct from the amount of any Driver, Courier and Restaurant Payable actually owed to such Sake LCR Driver any outstanding amount then owed to Lion City Rentals by such Sake LCR Driver under such Sake LCR Driver’s car rental or car lease agreement with Lion City Rentals, and (i) pay such amounts to Lion City Rentals on a weekly basis (except with respect to the first two (2) weeks after the Closing Date, payment for which shall be made on the date on which payment will be made with respect to the third weekly payment cycle after the Closing Date) within two (2) Business Days of Lion City Rentals delivering a mutually agreeable settlement file to Purchaser (covering Monday to Sunday (inclusive) of the prior week) and (ii) deliver to Lion City Rentals on a weekly basis (except with respect to the first two (2) weeks after the Closing Date, delivery for which shall be made on the date on which delivery will be made with respect to the third weekly delivery cycle after the Closing Date) within 24 hours of Lion City Rentals delivering a mutually agreeable settlement file to Purchaser (covering Monday to Sunday (inclusive) of the prior week), a report via CSV outlining the rental amounts collected and paid by the Purchaser Group Companies to Lion City Rentals for such week for each individual Sake LCR Driver, pursuant to procedures, formatting and timing agreed by the Parties in good faith;

II. such Purchaser Group Company/ies shall refer, on a non-exclusive basis, all Sake Drivers to the car rental program of Lion City Rentals and provide marketing and driver partner onboarding services to Lion City Rentals;

III. such Purchaser Group Company/ies shall provide, reasonable support for Sake LCR Drivers in their attempts to obtain the Private Hire Car Driver Vocational License (“PDVL”) from the Singapore Land Transport Authority (x) with respect to existing Sake LCR Drivers as of the Closing (unless support is needed beyond such date) until June 30, 2018 and (y) with respect to Sake Drivers who become Sake LCR Drivers following the Closing, until the expiration of the Lion City Transitional Services Period; and

IV. such Purchaser Group Company/ies shall provide, on a weekly basis (except with respect to the first two (2) weeks after the Closing Date, delivery for which shall be made on the date on which delivery will be made with respect to the third weekly delivery cycle after the Closing Date), pursuant to a timing and format mutually agreeable between Lion City Rentals and Purchaser, and subject to a clean team agreement in form and substance reasonably satisfactory to Purchaser, Lion City Rentals with data relating to (i) the PDVL status of Sake LCR Drivers, (ii) the collection of Driver, Courier and Restaurant Payables originating from the use of Lion City Cars by each Sake LCR Driver (in accordance with the timing and format as set forth in Section 6.1(a)(iii)(B)I above), and (iii) accident data and incident response team data relating to the use of Lion City Cars by Sake LCR Drivers.

(iv) Seller shall reimburse Purchaser and the other Purchaser Group Companies for all reasonable and documented direct costs and expenses associated with the provision of Lion City Transitional Services, including reasonable and documented attorneys’ fees. Purchaser shall invoice to Seller the Lion City Transitional Services in reasonable detail on a monthly basis, and the invoiced amounts shall be payable by Seller within fifteen (15) Business Days of receipt of such invoices.

(b) In addition to the reimbursement contemplated by Section 6.1(a)(iv), Seller shall reimburse Purchaser for all reasonable and documented attorneys’ fees and expenses it incurs in connection with its involvement with the CCS in connection with the Lion City Transaction (which, for the avoidance of doubt, shall be separate from any fees and expenses incurred by Purchaser in connection with the review by the CCS of the Transaction) and otherwise in connection with the matters contemplated by Section 6.1(d) through Section 6.1(e) hereof. Purchaser shall invoice to Seller for such attorneys’ fees and expenses, and the invoiced amounts shall be payable by Seller within fifteen (15) Business Days of receipt of such invoices;

(c) Seller shall keep Purchaser reasonably apprised of the status and progress of the proceedings relating to the CCS’s review of the Lion City Transaction and the Collaboration Agreement, unless doing so would, based on the advice of Seller’s outside legal counsel, reasonably be expected to (i) create any potential Liability under Applicable Law, including Antitrust Laws, (ii) violate an Order of a Governmental Authority or (iii) result in the loss of any legal attorney client privilege.

(d) If and only if the Lion City Transaction is approved by the CCS and the Lion City Transaction is consummated (the “Lion City Closing”) (it being understood that Purchaser shall have no right to receive any portion of the proceeds therefrom), then:

(i) Seller shall cause Mieten B.V. to offer to Comfort in accordance with the Lion City Shareholders Agreement, as promptly as practicable (but in no event earlier than five (5) Business Days after Seller shall have provided Purchaser the opportunity to identify a designee that is not a Purchaser Group Company), but in any event within two (2) Business Days after the Lion City Closing, to acquire 49% of the share capital of Lion City Rentals (the “Remaining Lion City Interest”);

(ii) if Comfort accepts Mieten B.V.’s offer made under Section 6.1(d)(i), then Seller shall cause Mieten B.V. to consummate the sale of the Remaining Lion City Interest to Comfort as soon as practicable thereafter in accordance with the Lion City Shareholders Agreement (it being understood that Purchaser shall have no right to receive any portion of the proceeds therefrom, and shall not be subject to any obligations or liabilities with respect thereto);

(iii) if Comfort does not accept, in accordance with the Lion City Shareholders Agreement, Mieten B.V.’s offer made under Section 6.1(d)(i), then Seller shall, without additional consideration if the transferee is Purchaser or another Purchaser Group Company (it being understood that there could be consideration if Purchaser designates a transferee that is an unaffiliated third party), contribute the Remaining Lion City Interest to Purchaser (or, at the direction of Purchaser, to its designee), subject to satisfaction (or waiver by Purchaser or its designee) of each of the following conditions:

(A) the CCS shall have approved such contribution, and any other consent, authorization or approval under applicable Antitrust Laws shall have been obtained, and the other conditions to Purchaser’s or its designee’s acceptance of the contribution under the Contribution Agreement shall have been satisfied or waived by Purchaser or its designee; and

(B) Seller, Mieten B.V. and Purchaser or its designee shall have agreed in good faith on a Contribution Agreement, pursuant to which the Remaining Lion City Interest would be contributed, or sold, as the case may be, to (aa) a Purchaser Group Company or (bb) Purchaser’s designee (provided, that, in the case of sub-clause (bb), Purchaser shall have identified such designee to Seller prior to Mieten B.V.’s offer made under Section 6.1(d)(i)) (the principal terms of which are set forth on Exhibit 6.1(d)(iii)(B)) (the “Contribution Agreement”);

for the avoidance of doubt, neither Purchaser nor its designee shall have any obligation to sell, or to make any payments to Seller or Mieten B.V. with respect to, the Remaining Lion City Interest; provided, that if Purchaser or its designee chooses to sell or otherwise dispose of, any portion of the Remaining Lion City Interest (assuming the Lion City Transaction is consummated but Comfort does not accept Mieten B.V.’s offer made under Section 6.1(d)(i) and the Remaining Lion City Interest is contributed to a Purchaser Group Company pursuant to, and after satisfaction of the conditions set forth in, this Section 6.1(d)(iii)), Seller shall have no right to receive any portion of the proceeds therefrom;

(iv) in the event that after both (i) Comfort’s decision not to accept Mieten B.V.’s offer made under Section 6.1(d)(i) and (ii) the approval by the CCS of the contribution under Section 6.1(d)(iii), the contribution is not consummated within thirty (30) Business Days, then the provisions applicable to the CCS Disapproval under Section 6.1(e) shall apply mutatis mutandis with respect to the retaining, disposal or liquidation of the Remaining Lion City Interest;

(e) If the final and non-appealable decision of the CCS with respect to the Lion City Transaction is the disapproval, failure to approve or rejection of the Lion City Transaction (the “CCS Disapproval”), then Seller shall cause Mieten B.V. to (i) terminate the Lion City SPA and (ii) retain, dispose of or liquidate Lion City Rentals at its own cost, as it may determine in its sole discretion; provided that so long as the CCS does not disapprove of the following proviso following the completion of any review by CCS of the Transaction, Seller shall, at Purchaser’s request, cause Mieten B.V. not to transfer, directly or indirectly, any portion of the share capital or assets of Lion City Rentals to any of PT GO JEK Indonesia, DiDi, ANI Technologies Pvt. Ltd., Lyft, Inc. or any of their respective Affiliates or other Persons in which any of them holds at least a 10% equity interest.

(f) In the event that Seller or any of its Affiliates is required to comply with the terms of the Collaboration Agreement pursuant to a Governmental Order (other than under Antitrust Laws):

(i) Seller shall, and shall cause its Affiliates to, use reasonable best endeavors (including with respect to any Defense pursuant to Section 6.1(g) below) to contest the imposition of any obligation of Seller or its Affiliates to license the Uber App (as defined in the Collaboration Agreement or the “Uber” brand (including the “UberFLASH” brand) to Comfort;

(ii) in the event such Governmental Order requires Seller or any of its Affiliates to license the Uber App or the “Uber” brand (including the “UberFLASH” brand) to Comfort pursuant to the Collaboration Agreement (a “Required License”) then (A) Seller and its Affiliates shall waive and not retain any right, title or interest in, and shall not use for any purpose (except for the sole purpose of providing the Required License to Comfort), any data that Seller or its Affiliates collect(s) or obtain(s) from any use of the Uber App under such Required License, and (B) clause (i) of Section 6.8(a) of this Agreement, solely as it relates to Singapore (and not to any other Territory), shall be extended by the longer of the term of (x) the Required License and (y) the term during which Seller or its Affiliates are required to perform any other obligation under the Collaboration Agreement that involves action (other than the payment of money) that would otherwise be a violation of Section 6.8 of this Agreement; and

(iii) Seller and its Affiliates shall report and remit to Purchaser on a monthly basis any royalties, net of actual out-of-pocket costs incurred to generate royalties, paid to Seller or its Affiliates by Comfort in connection with such compliance or such Governmental Order (and Seller shall provide Purchaser with all information reasonably requested by Purchaser from time to time to verify the amounts of such royalties).

For the avoidance of doubt, this Section 6.1(f) shall in no event apply to any remedies (if any) imposed under any Antitrust Laws.

(g) In the event Seller or any of its Affiliates is required to comply with the terms of the Collaboration Agreement pursuant to a Governmental Order (other than under Antitrust Laws), Seller shall, and shall cause its Affiliates to:

(i) challenge, dispute, resist, defend, litigate, appeal or otherwise seek relief against any such Governmental Order (such actions, collectively, the “Defense”) with counsel reasonably satisfactory to Purchaser until such Governmental Order becomes final and non-appealable;

(ii) consult in good faith with Purchaser as to the Defense;

(iii) to the extent permitted by Applicable Law, permit Purchaser to participate in the Defense with counsel of its own choosing at Purchaser’s sole cost and expense;

(iv) diligently and reasonably conduct the Defense;

(v) to the extent permitted by Applicable Law, keep Purchaser informed of all material developments in relation to the Defense; and

(vi) without the prior written consent of Purchaser, not settle, compromise or consent to the entry of any judgment with respect to the Defense, unless such settlement, compromise or consent results in an unconditional release of Seller and its Affiliates from the performance of the Collaboration Agreement.

Section 6.2 Public Announcement. No press release or public announcement describing the economic terms of any Transaction Documents or the economic terms of any portion of the Transaction shall be issued or made by any Party hereto (or any Representative or Affiliate to a party hereto) without the joint approval of Purchaser and Seller, unless such public announcement is required by Applicable Law (in the reasonable advice of counsel), court order or by obligations pursuant to any listing agreement with or rules of any securities exchange or trading market on which securities of such Party or any of its Affiliates are listed; provided, however, that in such case where a Party (the “Disclosing Party”) is so required to make such a public announcement, the Disclosing Party shall first provide the other Party (the “Non-Disclosing Party”) with a copy of the intended communication, and the Non-Disclosing Party shall have a reasonable period of time to review and comment on any such communication and the Disclosing Party shall give due consideration to the comments provided by the Non-Disclosing Party.

Section 6.3 Confidentiality. Each of the Parties shall hold, and shall cause its Affiliates and Representatives to hold, in confidence this Agreement and the other Transaction Documents and all documents and information furnished to it by or on behalf of the other party prior to the Closing Date in connection with the transactions contemplated hereby or after the Closing Date pursuant to this Agreement in accordance with the terms of the Regulatory Clean Team Agreement, the Due Diligence Clean Team Agreement and that certain mutual nondisclosure agreement dated July 22, 2017 between Purchaser and Seller Parent (the “Mutual NDA”), which Mutual NDA, notwithstanding anything to the contrary set forth therein, shall continue in full force and effect until three (3) years following the Closing Date; provided that, from and after the Closing, except for the Designated Usage set forth in, and subject to the terms of, Section 8.04(e) of the Transition Services Agreement, the restrictions on the use and disclosure of Confidential Information (as such term is defined in the Mutual NDA) set forth in the Mutual NDA and any other of such restrictions under the Regulatory Clean Team Agreement and the Due Diligence Clean Team Agreement shall not apply (a) to Purchaser or its Affiliates and their respective Representatives in respect of any information included in the Seller Transferred Business, (b) to Seller and its Affiliates and their respective Representatives in respect of any information included in the Excluded Assets or Excluded Liabilities and (c) in any Dispute or other court or arbitration proceedings between Seller and or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, provided, that any Party disclosing any Confidential Information of the other Party pursuant to this clause (c) shall use reasonable best efforts to maintain the confidentiality of or pursue confidential treatment of such Confidential Information to the fullest extent permitted by Applicable Law or the rules or procedures of any applicable court or arbitral venue (it being understood and agreed that nothing herein shall require any Party disclosing any Confidential Information of the other Party pursuant to this clause (c) to obtain the other Party’s prior written consent with respect to, or otherwise to notify the other Party of, such disclosure).

Section 6.4 Antitrust Law and Related Matters

(a) As soon as reasonably practicable following the Closing (but in any event within 15 Business Days after Closing), the Parties shall jointly submit an application for decision on the Transaction under Section 58 of the Competition Act of Singapore, Chapter 50B to the CCS. The Parties undertake to cooperate with each other in respect of any filing with, notification to, or inquiry or investigation (whether formal or informal) by any Governmental Authority in connection with the Transaction that is based on any applicable Antitrust Law. Without prejudice to the other provisions in this Section 6.4(a), Purchaser shall control any filings, notices, reports, submissions and other documents submitted in connection with the Transaction to any Governmental Authority in connection with any Antitrust Law (the “Transaction Regulatory Filings”) and the defense of any inquiry, investigation (whether formal or informal) or notification with respect to any Transaction Regulatory Filing, subject to (to the extent practicable under the circumstances) good faith consultations with Seller and due consideration of Seller’s input in advance of any decisions that are material in any respect about such communications and strategy and other matters relating thereto and compliance with the other notice, consultation and participation requirements of this Section 6.4; provided, that nothing in this Section 6.4 shall prohibit Seller or its Affiliates from responding to any inquiry from any Governmental Authority or complying with any obligation arising under the Antitrust Laws relating to the Transaction, and provided, further, that such response and communications comply with this Section 6.4 and are subject to good faith consultations with Purchaser and due consideration of Purchaser’s input in advance of any decisions about such communications and strategy and other matters relating thereto. Without limiting the foregoing, subject to the Mutual NDA (and any confidentiality obligations under the Shareholders Agreement), the Regulatory Clean Team Agreement, and any attorney-client or other legal privilege and to the extent permitted by Applicable Law, each of the parties shall use its reasonable best efforts to, in connection with any Transaction Regulatory Filing, (i) promptly notify the other party of the receipt of any request or any substantive communication it or any of its Affiliates receives from any Governmental Authority, (ii) permit the other party to review in advance and comment upon, and will give due consideration to the views of the other party in connection with, any proposed communication by such party to any Governmental Authority (excluding non-substantive meetings or telephone calls), (iii) give each other reasonable advance notice of all meetings or telephone calls with any Governmental Authority (excluding non-substantive meetings or telephone calls), and (iv) to the extent permitted by the relevant Governmental Authority, not agree to participate in any meeting or telephone call with any Governmental Authority (excluding non-substantive meetings or telephone calls) in respect of any such Transaction Regulatory Filing unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party (or the other party’s outside counsel) the opportunity to attend and participate at such meeting or telephone call.

(b) In the event that any Governmental Authority asserts any objections, issues or concerns, whether directly to Purchaser or Seller or any of their Affiliates or indirectly through counsel, with respect to the Transaction under any Antitrust Law or if any Action is instituted (or threatened to be instituted) by any competent Governmental Authority challenging the Transaction, imposing any commitments or remedies under Antitrust Law with respect to the Transaction or the operation of the Seller Transferred Business or the business of Purchaser, Seller and Purchaser undertake to resolve any such objections, issues, concerns or Actions (or threatened Actions) in accordance with, and to otherwise comply with, Exhibit 6.4(b).

(c) This Section 6.4 shall not apply to any filings made by Seller and its Affiliates and Comfort and its Affiliates with the CCS with respect to Lion City Rentals or any of the Lion City Agreements or otherwise solely relating to Antitrust Law as it solely relates to Lion City Rentals, any Lion City Agreement or any transactions contemplated thereby.

(d) Each of the Parties shall bear, directly and indirectly (including, for the avoidance of doubt, through Seller’s ownership of Purchaser Series G Preference Shares), 50% of the sum of (i) the aggregate amount of reasonably incurred and documented filing fees and advisor fees (including without limitation, reasonable and documented attorneys’ and economists’ fees and the costs of appointment of any trustees, but excluding for the avoidance of doubt any fines or financial penalties assessed on either Party or both Parties by the CCS after the Closing for violation of Sections 75, 76, 77 or 78 of the Competition Act (Cap 50B), or by any other competent Governmental Authority in other jurisdictions for substantially similar violations under applicable Antitrust Laws, which each of the Parties shall bear individually) incurred by Seller or Purchaser (and their respective Affiliates) after the Closing in connection with (A) any filings, notices, reports, submissions and other documents required to be filed to obtain any Required Regulatory Approval (or any Action relating to any of the foregoing) or (B) any inquiry or investigation (whether formal or informal) by any Governmental Authority, and any Actions required by any Governmental Authority, under any applicable Antitrust Law (the aggregate amount of such fees and expenses incurred by Purchaser and its Affiliates, the “Aggregate Purchaser Expenses”) and (ii) USD50,000; provided, that any such advisor fees and expenses incurred by Seller and its Affiliates after the Closing shall be documented, actual out-of-pocket expenses, that the maximum amount thereof that shall count towards such sum shall equal 27.5% of the Aggregate Purchaser Expenses, and that Seller shall receive credit for the Seller Percentage of the Aggregate Purchaser Expenses (the “Seller Expense Cap” ), but such Seller Expense Cap shall in no event be less than $300,000 (it being understood and agreed that any such advisor fees and expenses incurred by Seller and its Affiliates shall be at rates that are no more favorable to such advisors than the lowest rates otherwise charged by such advisors to Seller or any of its Affiliates for the applicable services provided by persons of such seniority and expertise as are performing services to Seller as referred to in this Section 6.4(d), and shall not include any premium); provided, further, that if the Parties mutually agree to jointly engage any such advisor, any amounts paid by Seller and its Affiliates to any such advisor shall not be subject to the Seller Expense Cap, unless the Parties otherwise agree. For illustrative purposes, an example calculation is set forth in Exhibit 6.4(d). Any payments between the Parties in respect of the first sentence of this Section 6.4(d) shall be made on a quarterly basis beginning on the last Business Day of the quarter ended June 30, 2018. The Parties undertake not to provide any incomplete, false or misleading information to any Governmental Authority in connection with the preparation and obtaining of the Transaction Regulatory Filings, or in respect of any inquiry or investigation (whether formal or informal) by any Governmental Authority that is based on any applicable Antitrust Law with respect to the Transaction Regulatory Filings.

Section 6.5 Purchaser Cash Balance. Within 10 Business Days after September 30, 2018, Purchaser shall cause Old Sake Parent to transfer substantially all of its cash balances to Purchaser (other than any such cash balances that are in interest-bearing cash deposits, as long as such cash balances represent no more than 50% of the cash balances of Old Sake Parent as of September 30, 2018). At all times prior to the time that Old Sake Parent has transferred substantially all of its cash balances to Purchaser (which cash balances from the date of this Agreement until such transfer date shall not be transferred to any other Affiliate of Purchaser except in accordance with past practices of Old Sake Parent), Purchaser shall (i) not, without the prior written consent of Seller, liquidate, dissolve, wind-up or dispose of Old Sake Parent (except as expressly set forth otherwise in this Agreement, including, for the avoidance of doubt, with respect to the Purchaser Restructuring and the actions set forth in Section 7.6) and (ii) cause its Subsidiaries to fulfill any of its obligations pursuant to this Agreement to the extent necessary, including Purchaser’s obligation pursuant to Section 3.1(c)(ii) and Section 9.2.

Section 6.6 Employee Matters.

(a) Within seven (7) days following Closing, Seller will seek the consent of each Seller Business Employee for whom consent is required by Applicable Law to share his or her personal data with Purchaser (and its Subsidiaries). Purchaser shall, as soon as reasonably practicable after the Closing and in any event within three (3) months after Closing (but in no event earlier than permitted by Applicable Law), offer (or cause one of its Subsidiaries to offer) employment (pursuant to Purchaser’s customary form of offer letter) to each Seller Business Employee who is not required to consent, or has given consent, to share his/her personal data with Purchaser (other than (A) the employees Disclosed in the email between Seller and Purchaser, dated March 25, 2018, 12:30 a.m. P.T., which information shall be anonymized for such employees (such employees, the “Excluded Employees”), and (B) the Singapore Protected Employees) who is classified as an “employee”. If accepted by a Seller Business Employee, such offer of employment shall be effective at the Employment Transfer Time for such Seller Business Employee who is actively at work at the applicable Employment Transfer Time, and, in the case of a Seller Business Employee who is an Inactive Seller Business Employee at the Closing or at the applicable Employment Transfer Time that would have otherwise applied to such Inactive Seller Business Employee, effective on the date such Inactive Seller Business Employee presents himself or herself to Purchaser for active employment, so long as such date is within six (6) months of the Closing Date (or, if such Inactive Seller Business Employee is entitled to return to work following such six (6) month period pursuant to Applicable Law, then so long as the date such Inactive Seller Business Employee returns to active employment is within the period required by Applicable Law). For the avoidance of doubt, any Inactive Seller Business Employees who do not present themselves for active employment within the period prescribed by the preceding sentence shall not be Continuing Employees. With respect to any foreign Seller Business Employee located in any Territory (other than the Singapore Protected Employees), Purchaser will (or will cause its Subsidiaries to) file for a relevant work permit with the Ministry of Manpower in such Territory (or any equivalent Governmental Authority) as soon as practicable (and in accordance with Purchaser’s past practice) following the date the applicable Seller Business Employee has accepted an offer of employment with Purchaser or any other Purchaser Group Company. The Parties agree that the employment of the Singapore Protected Employees will transfer at the Closing to the applicable Purchaser Group Company in Singapore by operation of the Singapore Employment Act. Such offers of employment, or, in the case of the Singapore Protected Employees, continued employment, shall meet the criteria set forth in the following sentence. Purchaser shall (or shall cause one of its Subsidiaries to) provide to each Continuing Employee an employment contract that provides, for the period commencing on each such Continuing Employee’s Employment Transfer Time and ending no earlier than the one (1) year anniversary of the Closing (i) employment with Purchaser or one of its Subsidiaries in the city in which the Continuing Employee was employed immediately prior to Closing or, if no Purchaser Group Company maintains an office in such city, employment with Purchaser or one of its Subsidiaries in the nearest city (in which a Purchaser Group Company maintains an office) in the same country to which the Continuing Employee was employed immediately prior to Closing, (ii) base salary and bonus opportunity that are no less favorable in the aggregate than the base salary and bonus opportunity of such Continuing Employee immediately prior to the Closing (taking into account any Annual Raises, 2018 Bonus Opportunities and 2018 Equity Refresh Grants, in each case, made in the course of Seller’s global annual ordinary course performance review cycle to be completed by March 31, 2018, with any equity compensation to be valued under Section 409A of the Code principles, both for purposes of determining the value of the Continuing Employee’s bonus opportunity immediately prior to the Closing and for purposes of determining the value of any equity compensation to be offered by Purchaser), provided, however, that the bonus opportunity may, at the discretion of Purchaser, be comprised solely of cash, solely of equity, or a combination of cash and equity, (iii) employee benefits (other than any bonus opportunity, equity or equity-based benefits, change-in-control benefits, severance benefits, or any defined benefit pension benefits) that are substantially similar in the aggregate to those provided under the Seller Benefit Plans Disclosed in folder 1.12 of the Seller Data Room prior to the Closing (disregarding, in the case of Seller Benefits Plans added to folder 1.12 of the Seller Data Room in the 30-day period immediately following the Closing Date, any benefits that Purchaser is not able to provide) to such Continuing Employees immediately prior to the Closing, and (iv) the severance protection set forth on Exhibit 6.6(a)(iv) (unless such Continuing Employee is terminated for Cause). For the avoidance of doubt, any Seller Business Employee who was serving probation with Seller (or any of its Subsidiaries) as of immediately prior to such employee’s Employment Transfer Time shall not be entitled to any severance benefits in the event such Seller Business Employee’s employment with Seller, Purchaser, or any of their Subsidiaries, as the case may be, is terminated by reason of failing the probation evaluation as determined in good faith, which reasons for failing the probation evaluation shall be provided to Seller by Purchaser upon request by Seller (unless such disclosure is not permitted by Applicable Law; provided, that Purchaser shall seek consent from such Seller Business Employee to disclose any information that is not permitted by Applicable Law). For purposes of eligibility to participate and vesting (but not for purposes of level of benefits and benefit accrual, other than with respect to the determination of any vacation and severance entitlements) under any employee benefit plan in which any Continuing Employee participates following the applicable Employment Transfer Time, Purchaser shall recognize each Continuing Employee’s period of service at the Seller or any of its Affiliates prior to the Employment Transfer Time for such Continuing Employee which shall be treated as service with Purchaser; provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits or would be in contravention of Applicable Law. In addition, Purchaser shall use commercially reasonable efforts to waive (or to cause its insurance carriers to waive) all limitations as to waiting periods (but not pre-existing conditions or exclusions) with respect to participation and coverage requirements applicable to Continuing Employees under any Purchaser Benefit Plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the Employment Transfer Time for such Continuing Employee (unless such limitations are not waivable and apply to all employees of Purchaser and its Subsidiaries) and provide each Continuing Employee with credit for any co-payments and deductibles paid during the plan year in which the Employment Transfer Time for such Continuing Employee occurs (or, if later, the year in which the applicable Continuing Employee is first eligible to participate in the applicable Purchaser Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any Purchaser Benefit Plans that are welfare plans in which such Continuing Employee is eligible to participate after the Employment Transfer Time for such Continuing Employee, in each case, to the extent such expenses would have been credited under the Seller Benefit Plan in which such Continuing Employee participated immediately prior to the Closing. Solely with respect to the Purchaser Restricted Stock Units and Purchaser Share Options issued by Purchaser to a Continuing Employee at the Employment Transfer Time for such Continuing Employee pursuant to Section 2.2(b) and Section 2.2(c), Purchaser agrees not to amend or replace in any manner adverse to such Continuing Employee (without the Continuing Employee’s consent and other than as necessary to comply with Applicable Law) the vesting terms of any Purchaser Restricted Stock Unit or Purchaser Share Option, including such vesting terms as may be contained in the award agreement with respect to any such Purchaser Restricted Stock Unit or Purchaser Share Option and the Purchaser plan or governing document with respect to such Purchaser Restricted Stock Unit or Purchaser Share Option (which, for the avoidance of doubt, shall provide that if any such Continuing Employee is terminated by the applicable Purchaser Group Company without “Cause” (as defined in the Purchaser Share Incentive Plan) prior to the one-year anniversary of such Continuing Employee’s original vesting commencement date with the applicable Local Support Company, such Continuing Employee shall receive acceleration of time vesting such that such Continuing Employee receives vesting credit for every month of continuous service with the Purchaser Group Companies beginning with such Continuing Employee’s Employment Transfer Time); all other terms of the Purchaser Restricted Stock Units and Purchaser Share Options issued by Purchaser to a Continuing Employee at the Employment Transfer Time for such Continuing Employee pursuant to Section 2.2(b) and Section 2.2(c) shall be in accordance with the form of award agreement for the Purchaser Restricted Stock Units and the form of award agreement for the Purchaser Share Options attached hereto as Exhibits 6.6(a)(i) and (ii), respectively, and otherwise shall be subject to the terms and conditions of the Purchaser Share Incentive Plan. For clarity and purposes of this Section 6.6, employees to whom offers are required to be made under this Section 6.6(a) shall include any individuals who received and accepted an offer of employment from a Local Support Company prior to the Closing but had not yet begun employment at such Local Support Company as of the Closing, as Disclosed in the email between Seller and Purchaser, dated March 25, 2018, 12:30 a.m. P.T., which information shall be anonymized for any Seller Business Employees for whom consent to share such data has not been obtained as required under Applicable Law as of such date and time (with the anonymized information of such Seller Business Employees to be provided promptly after Seller obtains such consents), so long as they present themselves for active employment by the last Employee Services Expiration Date that applies in the jurisdiction which relates to them.

(b) Except as set forth in Section 6.6(c) and except as provided in the Transition Services Agreement, Seller shall bear the expense of and responsibility for all Liabilities arising from claims by the Continuing Employees for benefits attributable to periods prior to the Closing Date under the Seller Benefit Plans, and Purchaser shall bear the expense of and responsibility for all Liabilities arising from claims by Continuing Employees for benefits attributable to periods on or after the Employment Transfer Time under the Purchaser Benefit Plans.

(c) Certain cost allocations.

(i) Purchaser shall be responsible for, and shall reimburse Seller for, any costs and Liabilities in connection with employment and benefit plan matters (A) that relate to the transfer and/or termination of employment of the Seller Business Employees following the Closing, and (B) that relate to the direct transfer to Purchaser or its Affiliates of the Local Acquired Assets rather than the capital stock of the Local Support Companies that Seller would not have otherwise incurred had the equity of the Local Support Companies been transferred to Purchaser or its Affiliates, including, for the avoidance of doubt, any repatriation costs for any Seller Business Employees to the extent required under the terms of a Seller Benefit Plan or Applicable Law; provided, however, that in no case shall Purchaser be liable for or with respect to, and Seller (and its Affiliates) shall be responsible for or with respect to (I) the Vested Seller Parent Share Awards, (II) any costs and Liabilities that relate to the Excluded Employees, (III) the Seller Retained Severance Costs (as such term is defined below), (IV) any Excluded Liabilities, (V) any costs and Liabilities that relate to a breach or inaccuracy of any of the representations of Seller contained in Section 4.16, (VI) any Liabilities relating to any employee benefit plan, program, policy, Contract or other arrangement, or any employment, indemnification, consulting, severance, retention, or stay-bonus agreement, or change-in-control agreement, in each case, whether written or unwritten, that is or has been sponsored, maintained, contributed to or required to be contributed to by any Local Support Company for the benefit of any Former Seller Business Employee (as such term is defined below) or, his/her beneficiaries or dependents, other than Liabilities under any Transferred Statutory Plans that are Assumed Liabilities, (VII) any Liabilities relating to the employment or engagement of, or termination of employment or engagement of, any Former Seller Business Employee, and (VIII) any Seller Benefit Plan other than any (A) Transferred Statutory Plans (other than as they relate to any Excluded Employee) that are Assumed Liabilities or (B) any Seller Benefit Plan providing repatriation benefits. “Former Seller Business Employee” means any individual who was an employee of a Local Support Company and Related to the Seller Business but was no longer employed by Seller (or its Affiliates) as of immediately prior to the Closing Date.

(ii) In the event that a Seller Business Employee to whom an offer of employment is required to be made pursuant to Section 6.6(a) (A) does not accept Purchaser’s offer of employment, (B) does not receive an offer of employment from Purchaser within three (3) months following the Closing Date, or (C) accepts Purchaser’s offer of employment but is unable (due to circumstances beyond the relevant employee’s control) to start employment with Purchaser by the Transition Period Outside End Date applicable to such Seller Business Employee, and, in each case, such Seller Business Employee is terminated by or resigns from Seller (or the applicable Affiliate of Seller) following the Closing, Seller shall be responsible for the severance costs payable to such individual; provided, however, that Purchaser shall, promptly upon the written request of Seller after the Closing, reimburse Seller for severance for each such Seller Business Employee in an amount equal to up to three (3) months’ base salary; provided, further, however, that if a Seller Business Employee declines an offer of employment made within three (3) months of the Closing Date that meets the criteria set forth in the eighth sentence of Section 6.6(a), Purchaser shall not be required to reimburse Seller for severance in an amount in excess of the minimum severance required by Applicable Law (the costs Seller is responsible for pursuant to this Section 6.6(c)(ii) that are not reimbursable by Purchaser pursuant to this Section 6.6(c)(ii), the “Seller Retained Severance Costs”).

(iii) Seller shall be responsible for, all costs and Liabilities in connection with employment and benefit plan matters (including but not limited to severance) that relate to the Excluded Employees.

(d) For a period of sixty (60) days after the three (3) month anniversary of the Closing, Seller shall, and shall cause the Local Support Companies to, meet with all Excluded Employees (other than such Excluded Employees that, at such time, are no longer employees of any Local Support Company or have, prior to such time, relocated to a country outside of the Territories) to determine if they have interest in becoming employees of the Purchaser Group Companies and to facilitate an introduction to representatives of the Purchaser Group Companies to discuss potential employment with the Purchaser Group Companies; provided, however, that for the avoidance of doubt, the Purchaser Group Companies shall not initiate contact or solicit, in each case for the purposes of employment or hire, any Excluded Employee unless and until Seller (or a Local Support Company) has first met with such Excluded Employee, and such Excluded Employee has agreed to meet with representatives of the Purchaser Group Companies.

(e) Prior to the Employee Services Expiration Date for a Seller Business Employee, Purchaser and Seller agree to consult with each other, and to consider in good faith the advice of such other Party, prior to initiating any communication plan or strategy directed to employees or other service providers regarding the Transaction. Purchaser and Seller shall provide to such other Party a draft of any proposed notice, document or other employee communication and a reasonable period of time (and no less than seventy-two (72) hours) for review and comment, and shall consider in good faith the comments of such other Party, and shall provide such Party with a final copy in advance of any distribution.

(f) The Purchaser agrees to provide, or request Seller to provide on its behalf, any required notice under, and otherwise comply with, any non-U.S. Applicable Law that is similar to the Worker Adjustment Retraining and Notification Act of 1988, with respect to any “plant closing” or “mass layoff” or group termination or similar event affecting Continuing Employees and occurring on or after the Closing Date. The Seller agrees to provide any required notice under, and otherwise comply with, any non-U.S. Applicable Law that is similar to the Worker Adjustment Retraining and Notification Act of 1988, with respect to any “plant closing” or “mass layoff” or group termination or similar event affecting Seller Business Employees and occurring prior to the Closing Date.

(g) Except with respect to the 2018 Equity Refresh Grants, prior to the Employment Transfer Time for a Seller Business Employee, Seller shall not, and shall cause its Subsidiaries (including the Local Support Companies) and Seller Parent, not to, directly or indirectly, with respect to any Seller Business Employees, grant, modify or amend any Seller Parent Share Awards or equity or equity-based awards that may be settled in Equity Securities of Seller Parent, Seller, or any of their Subsidiaries (including the Local Support Companies).

(h) Nothing in this Section 6.6 (i) shall confer upon any other Person, including without limitation any Seller Business Employee, any right, benefit or remedy under this Agreement, including any right to continued employment, and no Seller Business Employee shall be a third-party beneficiary of this Section 6.6, or (ii) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement.

(i) Seller shall, and shall procure that each Local Support Company shall, waive any restrictive covenant binding upon any Seller Business Employee that restricts or prohibits any Seller Business Employee from becoming a Continuing Employee.

(j) Notwithstanding any other provision of this Section 6.6, if a Seller Business Employee for whom consent to share personal data with Purchaser is required under Applicable Law does not provide such consent to Seller within seven (7) days of Closing, Purchaser shall not be required to offer employment to such Seller Business Employee under Section 6.6(a) and Purchaser’s sole responsibility shall be to reimburse Seller for the minimum severance, if any, required by Applicable Law and Seller shall (unless otherwise agreed with Purchaser in good faith) terminate such Seller Business Employee.

(k) Neither Seller nor any of its Affiliates (including the Local Support Companies) shall directly or indirectly induce or encourage any Seller Business Employee to decline an offer of employment with Purchaser (or its Subsidiaries).

(l) Seller and Purchaser each agree that in order to facilitate a smooth transition and business continuity during the period beginning on the Closing Date and ending on the three (3) month anniversary thereof (the “Designated Transition Period” ) (i) certain designated Seller Business Employees (as mutually agreed upon by Seller and Purchaser in good faith) (the “Designated Transition Employees”) shall be eligible to receive an Incentive Payment payable by Purchaser and (ii) certain Excluded Employees (as determined by Seller) shall be eligible to receive an Incentive Payment payable by Seller. The Parties shall discuss in good faith during the Designated Transition Period the structure, amount and timing of payout for the Incentive Payment as well as any changes to the list of Designated Transition Employees.

Section 6.7 Post-Closing Cooperation.

(a) Upon the written notice of Purchaser from time to time, that financial statements relating to the Seller Transferred Business are required under Applicable Law or any rules or regulations thereunder, to be included in a registration statement (or similar securities laws filing under Applicable Law) or periodic report of Purchaser and its Affiliates, Seller shall, and shall cause its Affiliates to, as promptly as reasonably practicable (but in no event earlier than one hundred and twenty (120) days after any such notice, or later than one hundred and eighty (180) days after any such notice), provide Purchaser with such financial statements as may be required under such Applicable Law, rule or regulation, together with customary opinions of independent public accountants thereon and consents of independent public accountants for inclusion in any such registration statement or periodic report as required by such Applicable Laws or the rules or regulations thereunder. Purchaser will reimburse Seller for all of its reasonable and documented internal costs (so long as such costs involve only the actual costs for the employees utilized to perform the accounting work, without any overhead allocation) and the reasonable and documented costs and expenses of Seller’s independent auditors and other third party service providers, in each case to the extent incurred in complying with this Section 6.7(a), provided, that, in the case of the reimbursement of such costs and expenses of Seller’s independent auditors and third party service providers, the requirements of the following sentences have been satisfied. Seller’s independent auditors must be a major international accounting firm of independent certified public accountants and charge on an hourly basis at rates that are no more favorable to such auditors than the lowest rates otherwise charged by such auditors to Seller or any of its Affiliates for the applicable services provided by persons of such seniority and expertise as are performing services to Seller under this Section 6.7(a), and shall not include any premium. Such third party service providers shall charge at rates that are no more favorable to such third party service providers than the lowest rates otherwise charged by such third party service providers to Seller or any of its Affiliates for the applicable services, and shall not include any premium. Notwithstanding the foregoing, prior to giving any notice pursuant to this Section 6.7(a), Purchaser shall, in consultation with Seller, for a period of at least two (2) weeks, use commercially reasonable efforts to obtain a waiver from the applicable Governmental Authority with respect to such financial statements relating to the Seller Transferred Business such that Purchaser would not be required to file them in connection with any such registration statement or periodic report and Purchaser shall provide copies to Seller of all communications with respect to such waiver request.

(b) For a period of thirty-six (36) months after the Closing, Seller shall, upon Purchaser’s reasonable request from time to time, provide copies of confidential communications made prior to Closing between Seller and its Affiliates, on the one hand, and any external legal counsel, on the other, to the extent Related to the Seller Transferred Business. For the avoidance of doubt, Seller shall not provide any such communication that (i) relates in any way to the Transaction or any Transaction Documents, (ii) based on advice of Seller’s outside legal counsel, would or would reasonably be expected to create any potential Liability under Applicable Law, including Antitrust Laws, or would result in the loss of any legal attorney client privilege, or (iii) relates to any consolidated, combined or unitary Tax Return filed by Seller or any of its Affiliates or predecessor entities. Any such review shall be subject to the provisions of the Regulatory Clean Team Agreement, the Due Diligence Clean Team Agreement and the Mutual NDA, except in any Dispute or other court or arbitration proceedings between Seller and or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, provided, that any Party disclosing any Confidential Information of the other Party pursuant to this sentence shall use reasonable best efforts to maintain the confidentiality of or pursue confidential treatment of such Confidential Information to the fullest extent permitted by Applicable Law or the rules or procedures of any applicable court or arbitral venue (it being understood and agreed that nothing herein shall require any Party disclosing any Confidential Information of the other Party pursuant to this penultimate sentence of this Section 6.7(b) to obtain the other Party’s prior written consent with respect to, or otherwise to notify the other Party of, such disclosure). Any disclosure pursuant to this Section 6.7(b) is subject always to compliance with Applicable Law, including Antitrust Laws.

(c) During the thirty (30) days after the Closing, in each case prioritized by revenue generated from the respective U4B customers, Seller agrees to provide email notifications (in a form reasonably agreed between Purchaser and Seller but in any case such notifications will request that the U4B customers give consent for Seller to share the customer’s contact information with Purchaser or, at the direction of Purchaser, any other Purchaser Group Company) to U4B customers that are based in and conduct their business primarily in the Territories in order to assist Purchaser with any transition of such customers to Purchaser’s enterprise platform. Promptly upon any U4B customer consenting to Seller sharing such customer’s contact information with Purchaser or any other Purchaser Group Company, Seller shall share such information with Purchaser or such other Purchaser Group Company.

(d) As soon as reasonably practicable following the Closing (but in any event within fifteen (15) Business Days following the Closing), Seller will contribute the Uni EATS Assets and Uni EATS Liabilities to a newly formed Subsidiary organized under the laws of The Netherlands owned by Seller. Following such contribution, Seller shall cause such Subsidiary to transfer, assign, convey and deliver for no additional consideration (subject to, for the avoidance of doubt, the representations and warranties set forth in Article IV) pursuant to the form of Bill of Sale attached as Exhibit 6.7(d), the Uni EATS Assets and Uni EATS Liabilities to Purchaser, free and clear of all Encumbrances other than Permitted Encumbrances, upon five (5) Business Days’ notice by Purchaser. Thereafter, until the Food Delivery Business Cutover (as such term is defined in Schedule 2 of the Transition Services Agreement), Seller shall, and shall cause its Affiliates to, provide such services with respect to the Uni EATS Assets as set forth in Schedule 2 of the Transition Services Agreement.

Section 6.8 Non-Competition.

(a) Seller hereby irrevocably and unconditionally agrees and undertakes to Purchaser that for the longer of (i) the five (5) year anniversary of the Uni Completion, and (ii) one (1) year after the date on which neither Seller nor any of its Affiliates is the legal or beneficial holder of any Shares (such period being the “Uni Prescribed Period”), it will not, and it will procure and ensure that its Affiliates will not, without the prior written consent of Purchaser, directly or indirectly, anywhere in the Uni Territories:

(i) other than with the Group, engage or participate in, or render services to or otherwise support (including, in the capacity as an owner, business operator, manager, consultant, director, equityholder or strategic partner) any person or business that is competitive with the Uni Restricted Business; or

(ii) other than with the Group, in relation to any trade, business or company, use any name in such a way as to be capable of or likely to be confused with the name of the Company and/or any other Group Company.

(b) Notwithstanding anything herein to the contrary, neither Uni nor any of its Affiliates shall be in breach of this Section 6.8 as a result of any action taken by an Uni Passive Investee Company or its Affiliates during any period in which such Uni Passive Investee Company is or remains a Passive Investment.

(c) For the avoidance of doubt, nothing contained in this Section 6.8 shall prevent Uni or any of its Affiliates from: (x) outside the Uni Territories, engaging or participating in business relationships with, rendering services to or otherwise supporting, any person or business that is not an Affiliate of Seller, even if such person or business is competitive with the Uni Restricted Business, or provides products, services or support to persons competitive with the Uni Restricted Business, so long as Seller’s or its Affiliates’ engagement, participation or services with such person does not directly support or directly assist such person to compete with the Uni Restricted Business in the Uni Territories; or (y) operating or conducting support service and other similar operations, or maintaining offices and/or employing persons, located in the Uni Territories that provide services to, manage or otherwise support the business of Seller and its Affiliates operated solely outside the Uni Territories. For the avoidance of doubt, the commercial use by any individual who is an Affiliate or employee or agent of Seller or any of its Affiliates as a consumer of a publicly-available service or product competitive with the Uni Restricted Business will not (to the extent such service or product is obtained on the same terms as those generally available to the public) be deemed a violation of this Section 6.8.

(d) Notwithstanding anything to the contrary contained herein, if an employee or contractor of Uni Parent or any of its Affiliates (but not any director of Uni Parent, the CEO of Uni Parent or any direct report of the CEO of Uni Parent), acting in an individual capacity and not at the direction of Uni Parent or any of its Affiliates, takes any action that violates this Section 6.8, such action shall not constitute a breach by Seller or its Affiliates of this Section 6.8, provided, that Seller or its Affiliates takes action to promptly stop such action, and is successful in completely stopping such action, upon the earlier of (i) notice of such action to Seller or its Affiliates by Purchaser, and (ii) learning of such action by the employee or contractor of Uni Parent or any of its Affiliates who has been acting in such individual capacity.

(e) Upon any change of Control or acquisition of all or substantially all of the assets of Uni Parent (or its successor or ultimate parent company) in which the acquirer is not (x) an Affiliate of Uni Parent or (y) a Shareholder of Purchaser that has a noncompete agreement with Purchaser as of the date of this Agreement, which Shareholder is set forth on Exhibit C to the Shareholders Agreement, the acquirer and its Affiliates will not be subject to this Section 6.8 with respect to any portion of the business of the acquirer and its Affiliates (other than Uni Parent and its Affiliates as they exist immediately prior to the consummation of such change of Control). In the event that the acquirer and its Affiliates (other than Uni Parent and its Affiliates as they exist immediately prior to the consummation of such change of Control) at any time during the Uni Prescribed Period conduct business that, if conducted by Seller, would violate this Section 6.8, then Purchaser shall have the right, in its sole discretion (without limiting any other remedies it may have), to cause Seller (or such acquirer) to lose its rights to (i) appoint a director pursuant to Clause 5.1 of the Shareholders Agreement; (ii) appoint a board observer pursuant to Clause 5.3 of the Shareholders Agreement; and (iii) information and inspection pursuant to Clause 8.1 of the Shareholders Agreement.

(f) For the avoidance of doubt, (A) any actions that are required or permitted pursuant to the terms of (i) the Transition Services Agreement (ii) Sections 1.6, 1.7, 1.8, 1.9, 6.1, 6.4, 6.6, 6.7, 6.9 and 6.10 of this Agreement and any exhibits to such Sections, (B) any products, services or support Seller or any of its Affiliates provides to any person to the extent required by or agreed to by Seller and Purchaser in connection with any review by any Governmental Authority of the transactions contemplated by the Purchase Agreement and (C)(1) the operation of Viet Car Rental Company Limited in Vietnam, including any subsequent wind-down or dissolution thereof, and the operation of Lion City Rentals in Singapore in accordance with Section 6.1, in each case as a leasing/rental car business, and (2) compliance with the terms of the Lion City Agreements (other than the Collaboration Agreement), as in effect on (or included as an exhibit to as of), and provided to Purchaser prior to, the date of this Agreement, shall in each case not breach the terms of this Section 6.8. The following actions in respect of the Collaboration Agreement shall not be a breach of this Section 6.8: (i) winding down of the performance by Seller and its Affiliates under the Collaboration Agreement during the period in which Seller or any of its Affiliates are performing the services contemplated by Schedules 1, 2 and 3 to the Transition Services Agreement (as the term may be extended pursuant to the Transition Services Agreement) or (ii) compliance with the terms of the Collaboration Agreement to the extent (and for so long as) Seller or any of its Affiliates is required to comply with the terms of the Collaboration Agreement pursuant to a Governmental Order.

(g) All capitalized terms used in this Section 6.8 (other than Seller and Purchaser) shall have the meanings ascribed to them in the Shareholders Agreement.

Section 6.9 Non-Solicitation.

(a) Seller shall not, and shall cause its Affiliates not to, for a period from the Closing Date until the second anniversary of the Closing Date, or in the case of subclause (iii), the second anniversary of the date an Excluded Employee becomes employed by a Purchaser Group Company in accordance with Section 6.6(d), without the prior written consent of Purchaser (which consent may be withheld for any reason), directly or indirectly solicit for employment or hire any (i) Seller Business Employee, (ii) member of senior management or any employee of Purchaser or its Affiliates with whom Seller or its Affiliates have come into contact with or received information with respect to in connection with the Transaction, or (iii) any Excluded Employee who becomes employed by any Purchaser Group Company after the Closing in accordance with Section 6.6(d) (the “Purchaser Prohibited Employees”) or directly or indirectly induce or knowingly or purposefully encourage any Purchaser Prohibited Employee to no longer be employed by Purchaser or any of its Affiliates.

(b) Purchaser shall not, and shall cause its Affiliates not to, for a period from the Closing Date until the second anniversary of the Closing Date, without the prior written consent of Seller (which consent may be withheld for any reason), directly or indirectly solicit for employment or hire any (i) Excluded Employee (except in accordance with Section 6.6(d)), or any employee of Lion City Rentals or (ii) member of senior management or any employee of Seller or its Affiliates with whom Purchaser or its Affiliates have come into contact with or received information with respect to in connection with the Transaction (the “Seller Prohibited Employees”) or directly or indirectly induce or knowingly or purposefully encourage any Seller Prohibited Employee to no longer be employed by Seller or any of its Affiliates.

(c) Nothing in this Section 6.9 shall prevent Seller and its Affiliates or Purchaser and its Affiliates, as the case may be, from (i) soliciting or hiring a Purchaser Prohibited Employee or Seller Prohibited Employee after the second anniversary of the Closing Date, or in the case of Section 6.9(a) (iii), the second anniversary of the date an Excluded Employee becomes employed by a Purchaser Group Company in accordance with Section 6.6(d), (ii) placing or sponsoring any general solicitations for employment (whether through the use of placement agencies or otherwise) that are not specifically directed at the employees of the other party and its Affiliates, (iii) responding to (but not hiring) a Purchaser Prohibited Employee or Seller Prohibited Employee who contacts it as a result of a solicitation covered by clause (ii) or at his or her own initiative without the prior direct or indirect encouragement or solicitation by it or its Affiliates, or (iv) soliciting in a manner that would otherwise be prohibited by this Section 6.9, or hiring, a Purchaser Prohibited Employee or Seller Prohibited Employee after the Standstill Date (as such term is defined below) for such employee. The “Standstill Date” shall be: (i) in the case of a Purchaser Prohibited Employee (other than any Excluded Employee who becomes employed by any Purchaser Group Company after the Closing in accordance with Section 6.6(d)), thirty (30) days after the later of (X) the termination of such employee’s employment with any Purchaser Group Company, or (Y) the Transition Period Outside End Date applicable to such Seller Business Employee; (ii) in the case of an Excluded Employee who becomes employed by any Purchaser Group Company after the Closing in accordance with Section 6.6(d), ninety (90) days after termination of such employee’s employment with any Purchaser Group Company; or (iii) in the case of a Seller Prohibited Employee, thirty (30) days after termination of such employee’s employment with Seller or its Affiliates. The soliciting or hiring by Seller or any of its Affiliates of a Purchaser Prohibited Employee shall be permitted under clause (iv) above only for employment outside of the Territories; provided, that Seller and its Affiliates may, in accordance with Section 6.8 and this Section 6.9, hire such Purchaser Prohibited Employee initially in Singapore for a period of no more than 6 months.

(d) The parties agree that any remedy at law for any breach by Purchaser or Seller or any of their respective Affiliates of this Section 6.9 would be inadequate, and that other party would be entitled to injunctive relief in such a case. If it is ever held that this restriction on Purchaser or Seller is too onerous and is not necessary for the protection of the other party, each of Purchaser and Seller agrees that any court of competent jurisdiction may impose such lesser restrictions which such court may consider to be necessary or appropriate properly to protect the other party.

(e) Other than with respect to specifically negotiated individualized restrictive covenants, each Party shall, and shall procure that each of its Affiliates shall, waive for a period from the Closing Date until the second anniversary of the Closing Date any restrictive covenant binding upon any employee (or former employee) of such Party (or its respective Affiliates) that restricts or prohibits any such employee from becoming an employee of the other Party (but, for the avoidance of doubt, such waiver need not allow any such employee to become an employee of any other third party), as long as the Party that is soliciting or hiring such employee has solicited or hired such employee (or former employee) in compliance with this Section 6.9.

Section 6.10 2017 Bonuses and 2018 Equity Refresh Grants. On or around March 31, 2018 (or such other date to be mutually agreed between the Parties):

(a) Seller shall:

(i) pay or cause to be paid by its Affiliates (and, notwithstanding anything herein to the contrary, Purchaser shall have no obligation or Liability in respect of) the 2017 Bonuses to the applicable Seller Business Employees (whether or not such employee is at such time a Continuing Employee employed by Purchaser or any of its Subsidiaries, or is employed by Seller or any of its Subsidiaries); provided, however, that notwithstanding the foregoing, if Seller is unable to pay such 2017 Bonuses due to Applicable Law or any other commercially reasonable reason, Purchaser shall pay or cause to be paid such 2017 Bonuses and shall be promptly reimbursed by Seller for such 2017 Bonuses and any associated employer payroll Tax, Social Insurance or other related amounts;

(ii) cause Seller Parent to grant to Seller Business Employees that have not yet become Continuing Employees at such time, such Seller Business Employee’s 2018 Equity Refresh Grants (which shall be subject to the applicable provisions of Section 2.2 and Section 2.4 applied mutatis mutandis)

(b) Purchaser shall grant, at Seller’s written instruction, to the applicable Seller Business Employees that have become Continuing Employees at such time, any Purchaser Restricted Stock Units and Purchaser Share Options that are part of the 2018 Equity Refresh Grants (together with the grants under Section 6.10(a)(ii), not to exceed the corresponding number of Purchaser Series G Preference Shares determined in accordance with clause (iv) of the first sentence of Section 2.1), subject to the applicable provisions of Section 2.4.

Section 6.11 Covenant Not to Sue; Release

(a) Seller, on behalf of itself and its Affiliates, and their respective officers, directors, employees, managing members, successors and assigns (collectively, the “Seller Parties”), agree and covenant, during the Covenant Period (as defined below), not to sue or assist any other Person to sue, assert or file any claim, action, demand, suit, proceeding or other Action (including any demand for consideration) against any Covered Entity (as defined below) or any of its Related Entities (as defined below) (the Covered Entities and Related Entities, collectively, the “Purchaser Parties”) asserting that any of the Purchaser Parties’ activities constituting or related to: (x) the Business (as defined in the Shareholders Agreement as of the Closing Date with such changes to the definition of Business as are contained in any amendment to such Shareholders Agreement or any new shareholders agreement that have been approved in writing by Seller or its Affiliates) (the Business, as amended, the “Designated Business”) in the Territories before or after the Closing Date infringe or misappropriate, as the case may be, any Patents owned or controlled, in whole or part, by Seller or any of its Affiliates in the Territories as of the Closing Date (or Patents that subsequently issue therefrom or claim priority thereto after the Closing Date), including, but not limited to, any of the Patents listed on Exhibit 6.11(a) (collectively the “Current Patents”); (y) the Uni Restricted Business (as defined in the Shareholders Agreement) or the Designated Business, but solely to the extent directly relating to the ride-hailing business of Purchaser and its Affiliates as it exists as of the Closing Date, including as such ride-hailing business may organically grow and change after the Closing Date, excluding any activity unrelated thereto (e.g., development or use of self-driving and/or autonomous technology, etc.) (together with the Uni Restricted Business, collectively, the “Ride-Hailing Business”) infringe or misappropriate, as the case may be, any Patents (i) first applied for or filed by or on behalf of Seller or its Affiliates in the Territories after the Closing Date or (ii) which become owned or controlled, in whole or part, by Seller or its Affiliates in the Territories at any time after the Closing Date (collectively, the “New Patents”, and together with the Current Patents, collectively, the “Territory Patents”); or (z) the Designated Business in the Territories before or after the Closing Date infringe or misappropriate, as the case may be, any Residuals (as defined below) (such covenant, the “Covenant Not to Sue”). Seller shall cause the Covenant Not to Sue to be binding upon (y) any Person who holds or later acquires any right, title or interest in or to the Territory Patents or Residuals, including, but not limited to, any right to enforce, file or assert any claim, action, demand, suit, proceeding or other Action (including any demand for consideration) with respect to the Territory Patents or Residuals and (z) all exclusive licensees of the Territory Patents or Residuals.

(b) From and after a Change in Control of a Covered Entity, the Covenant Not to Sue shall apply to the business of such Covered Entity, its Affiliates and Related Entities, but only as such Covered Entity and its Affiliates exist immediately prior to the consummation of such Change in Control, and shall not apply to any portion of the business of the Acquiring Entity in such Change in Control or any Affiliates of such Acquiring Entity (other than such Covered Entity and its Affiliates as they existed as of immediately prior to the consummation of such Change in Control) and their respective Related Entities.

(c) For purposes of the Covenant Not to Sue, “Related Entities” means any and all driver partners, passengers, delivery partners, suppliers, vendors, restaurants, customers, end users, independent contractors, riders, lessees, licensees, service providers and similar Persons which, directly or indirectly, at any time during the Covenant Period (i) have used, made, sold or imported any products or services (pursuant to a commercial or consumer relationship) related to the Designated Business or Ride-Hailing Business, as applicable, in the Territories or (ii) have engaged in supporting, marketing, providing or receiving any products and services (pursuant to a commercial or consumer relationship) related to the Designated Business or Ride-Hailing Business, as applicable, in the Territories, it being agreed that any such parties’ conduct that is unrelated to the Designated Business or Ride-Hailing Business, as applicable, (i.e., providing products or services exploiting the Territory Patents unrelated to the Designated Business or Ride-Hailing Business, as applicable, or the conduct thereof) shall not be covered by the Covenant Not to Sue (and in such case such parties will not be deemed “Related Entities” solely as it pertains to such parties’ conduct that is unrelated to the Designated Business or Ride-Hailing Business, as applicable, but shall otherwise remain “Related Entities” and covered by the Covenant Not to Sue with respect to other conduct (pursuant to a commercial or consumer relationship) that is related to the Designated Business or Ride-Hailing Business, as applicable); “Covered Entity” means (i) Purchaser, (ii) any Affiliate of Purchaser in existence on the Closing Date, and (iii) any Person who becomes an Affiliate of Purchaser after the Closing Date; “Change in Control” means (i) a sale, transfer or other disposition of all or substantially all assets of the Purchaser Group Companies taken as a whole or (ii) any transaction or series of related transactions involving Purchaser (including any consolidation, merger, business combination, recapitalization, issuance or sale of shares) in which the shares of capital stock of Purchaser outstanding immediately prior to such transaction represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such transaction, less than 50%, by voting power, of the capital stock of (x) Purchaser, (y) the surviving or resulting entity, or (z) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such transaction, the parent of such surviving or resulting entity, as the case may be; “Acquiring Entities” means the entity or entities (and its Affiliates as they exist immediately prior to the consummation of the Change in Control) acquiring, in a Change in Control transaction, (i) all or substantially all assets of the Purchaser Group Companies taken as a whole, or (ii) the majority by voting power, of the capital stock of (x) Purchaser, (y) the surviving or resulting entity in such transaction, or (z) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such transaction, the parent of such surviving or resulting entity, as the case may be; “Purchaser Acquisition” means (i) a sale, transfer or other disposition to a Purchaser Group Company of any assets of any Person in connection with a sale, transfer or other disposition of an actual business, product or service or (ii) any transaction or series of related transactions (including any consolidation, merger, business combination, recapitalization, issuance or sale of shares) in which a Purchaser Group Company (A) acquires, directly or indirectly, shares of capital stock of any Person outstanding immediately prior to such transaction that represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such transaction, more than 50%, by voting power, of the capital stock of (x) such Person, (y) the surviving or resulting entity, or (z) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such transaction, the parent of such surviving or resulting entity, as the case may be, or (B) otherwise acquires Control over such Person (for purposes of Sections 6.11(d)(A)(z) and 6.11(d)(B)(z), “Purchaser Acquisition” shall not include an acquisition of Patents in the Ride-Hailing Business issued outside of APAC which were acquired by a Purchaser Group Company for purposes of asserting same against a Seller Group Company outside of APAC); and “Residuals” means any general ideas, concepts, know-how, methodologies, processes or techniques retained solely in the unaided mental impressions (without intentional memorization of any written, electronic or other fixed embodiment thereof) of the personnel of the Purchaser Parties that Seller or its Affiliates, individually or jointly, disclosed in connection with the operation of the business of, or otherwise during the time such personnel was employed by, Seller and its Affiliates.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Covenant Not to Sue shall commence on the Closing Date and continue until its expiration, which expiration:

(A) solely with respect to the Current Patents, shall occur (automatically, with no further action required by Seller) upon the earlier of (i) the expiration of the last to expire of the Current Patents or (ii) the filing or assertion by Purchaser or any of its controlled Affiliates of any claim, action, demand, suit, proceeding or other Action against Seller or any of its Affiliates outside of the countries of Asia and Oceania as defined in the Oxford English Dictionary (“APAC”) alleging infringement by Seller or any of its Affiliates of any Patents owned or controlled, in whole or in part, by Purchaser or its Affiliates outside of APAC; provided, however, that subsection (ii) above shall not apply with respect to any claim, action, demand, suit, proceeding or other Action (or right to assert same) against Seller or any of its Affiliates outside of APAC held, filed or asserted (y) prior to a Change in Control by any Acquiring Entity or (z) prior to a Purchaser Acquisition by any Person that is or becomes subject to such Purchaser Acquisition (which transaction does not, for the avoidance of doubt, constitute a Change in Control);

(B) solely with respect to the New Patents, shall occur (automatically, with no further action required by Seller) upon the earlier of (i) the expiration or termination of Seller’s non-competition obligations set forth in Section 6.8 of this Agreement, (ii) the expiration of the last to expire of the New Patents or (iii) the filing or assertion by Purchaser or any of its controlled Affiliates of any claim, action, demand, suit, proceeding or other Action against Seller or any of its Affiliates outside of APAC alleging infringement by Seller or any of its Affiliates of any Patents owned or controlled, in whole or in part, by Purchaser or its Affiliates outside of APAC; provided, however, that subsection (iii) above shall not apply with respect to any claim, action, demand, suit, proceeding or other Action (or right to assert same) against Seller or any of its Affiliates outside of APAC held, filed or asserted (y) prior to a Change in Control by any Acquiring Entity or (z) prior to a Purchaser Acquisition by any Person that is or becomes subject to such Purchaser Acquisition (which transaction does not, for the avoidance of doubt, constitute a Change in Control); and

(C) solely with respect to the Residuals, shall occur upon the expiration or loss of the proprietary or intellectual property rights therein (subsection (A), (B) and (C) immediately above, collectively and individually, “Covenant Period”).

(e) In exchange for consideration, the sufficiency of which is hereby acknowledged, and intending to be legally bound, Seller, on behalf of itself and the Seller Parties, hereby releases, waives and forever discharges the Purchaser Parties and their respective shareholders, controlling persons, directors, officers, employees and agents from any and all claims, actions, demands, suits, proceedings and other Actions (including any demand for consideration) and any Losses, whatsoever, in law or in equity of any kind, nature or description whatsoever, whether known or unknown (and if unknown, regardless of whether knowledge of the same may have affected the decision to make this release), which now exist or which may hereafter arise based on any fact or circumstance arising or occurring on or at any time on or before the Closing Date relating to the Territory Patents or Residuals (or any use or exploitation thereof).

(f) Nothing contained in this Section 6.11: (i) shall be construed as a representation or warranty by Seller as to the ownership, validity, scope or enforceability of any Territory Patents or Residuals; or (ii) is intended to, or shall, transfer or license any Intellectual Property (except, in the case of Territory Patents, as may be interpreted by Applicable Law or as may be required to give effect to the covenants contained in this Section 6.11) from Seller or any of its Affiliates to any Purchaser Party.

ARTICLE VII

TAX MATTERS

Section 7.1 Tax Contests. After the Closing Date, Purchaser shall notify Seller as promptly as possible but in any event within ten (10) Business Days of the commencement of any notice of Tax deficiency, proposed Tax adjustment, Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes (“Tax Contest”) that could reasonably be expected to give rise to a claim for indemnity pursuant to Section 9.1(a) (as it relates to a breach of any representation or warranty set forth in Section 4.7), Section 9.1(c) (as it relates to Taxes), Section 9.1(d) or Section 9.1(e) (as it relates to Taxes) ; provided, that the failure of Purchaser to give such notice shall not relieve the indemnifying Parties of any of their obligations under Section 9.1(a) (as it relates to a breach of any representation or warranty set forth in Section 4.7), Section 9.1(c) (as it relates to Taxes), or Section 9.1(d) or Section 9.1(e) (as it relates to Taxes), except to the extent the indemnifying Parties were materially prejudiced by the failure to provide such notice. Thereafter, Purchaser shall deliver to Seller, as promptly as possible but in no event later than twenty (20) Business Days after Purchaser’s receipt thereof, copies of all relevant notices and documents (including court papers) received by Purchaser. Except as otherwise provided in the succeeding sentence, in the case of any Tax Contest that could reasonably be expected to give rise to a claim for indemnity pursuant to Section 9.1(a) (as it relates to a breach of any representation or warranty set forth in Section 4.7), Section 9.1(c) (as it relates to Taxes), or Section 9.1(d) or Section 9.1(e) (as it relates to Taxes), Seller (at the indemnifying Parties’ sole cost and expense) shall have the right to control the conduct of such Tax Contest and shall have the right to settle such Tax Contest; provided, however, that (i) Purchaser may (at its own cost and expense) participate in the dispute of such Tax Contest, (ii) Seller shall not settle or compromise any Tax Contest in a manner that could be expected to adversely affect the Seller Business or any Purchaser Group Company in a taxable period ending after the Closing Date without the written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned) and (iii) Seller shall keep Purchaser timely informed with respect to the status and nature of any such Tax Contest. In the case of any Tax Contest that could reasonably be expected to (x) give rise to a claim for indemnity pursuant to Section 9.1(a) (as it relates to a breach of any representation or warranty set forth in Section 4.7), Section 9.1(c) (as it relates to Taxes), Section 9.1(d) or Section 9.1(e) (as it relates to Taxes), and (y) adversely affect the Tax Liability of the Seller Business or any Purchaser Group Company in a taxable period (or portion thereof) ending after the Closing Date or to prevent the Seller Business or any Purchaser Group Company from liquidating, dissolving or otherwise ceasing to have a corporate existence (by merger or otherwise) in any jurisdiction, Seller (at the indemnifying Parties’ sole cost and expense) and Purchaser (at its own cost) shall have the right to jointly control the conduct of such Tax Contest; provided, however, that such Tax Contest shall not be settled or compromised without the written consent of Purchaser and Seller (not to be unreasonably withheld, delayed or conditioned).

Section 7.2 Tax Information. Each Party or its Affiliates shall use commercially reasonable efforts to provide the other Party or its Affiliates with any information reasonably requested by the other Party or its Affiliates in order for it to conduct a Tax Contest or file any required Tax form or Tax Return. Notwithstanding the foregoing, each party may redact any records or information to the extent such records or information contain confidential information related to it or its Affiliates, or to their respective businesses, which is unrelated to a tax filing or tax liability of the other Party or its Affiliates; provided, however, that Purchaser may not redact any records or other information that Seller is otherwise entitled to receive as a shareholder of Purchaser under the terms of the Shareholders Agreement in effect from time to time. Each Party or its Affiliates shall use commercially reasonable efforts to provide to the other Party any properly completed certificates and other documentation prescribed by Applicable Law or reasonably requested by the other Party that would eliminate or reduce the amount of any withholding Taxes or Transfer Taxes with respect to the Transaction.

Section 7.3 Tax Refunds. In the event that any Purchaser Group Company receives, after the Closing Date, a refund of Taxes indemnified by the Seller pursuant to Section 9.1(a) (as it relates to a breach of any representation or warranty set forth in Section 4.7), Section 9.1(c) (as it relates to Taxes), Section 9.1(d) or Section 9.1(e) (as it relates to Taxes), Purchaser shall pay over the amount of such refund (net of any cost, expense or Tax attributable to receipt of such refund) to the appropriate indemnifying Party by wire transfer of immediately available funds within ten (10) days of receipt.

Section 7.4 Transfer Taxes and Liquidation Costs.

(a) Seller shall be responsible for all excise, sales, use, goods and services, value added, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar Taxes, including penalties and interest (all such taxes, fees, charges, penalties and interest collectively, “Transfer Taxes”) incurred in connection with the consummation of the Dutch Assignment and, if applicable, the contribution of the Remaining Lion City Interest pursuant to the Contribution Agreement, and Seller or a Seller Affiliate shall, at Seller’s expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes incurred pursuant to this Section 7.4(a). Purchaser and its Affiliates shall provide any cooperation in connection therewith as reasonably requested by Seller.

(b) Purchaser shall be responsible for all (i) Taxes set forth on Exhibit 7.4(b) (excluding any Taxes that are Excluded Liabilities) that are attributable to or arising from the LSE Assignment and the subsequent liquidation of the Local Support Companies under local law and (ii) the out-of-pocket costs and expenses of Seller and its Subsidiaries, including reasonable attorney and other advisor costs, incurred in connection with winding up and liquidating the Local Support Companies after the Closing (all such Taxes, costs and expenses, collectively in clauses (i) and (ii), “Transfer and Liquidation Costs”); provided, however, that in no event shall Purchaser be responsible for reimbursing Seller for Transfer and Liquidation Costs (including any Transfer and Liquidation Costs referred to in Section 1.6(c)) in excess of USD5,000,000. Seller shall be responsible for any Transfer and Liquidation Costs (including any Transfer and Liquidation Costs referred to in Section 1.6(c)) in excess of USD5,000,000 and any Taxes not set forth on Exhibit 7.4(b) that are attributable to or arising from the LSE Assignment and the subsequent liquidation of the Local Support Companies under local law. Seller or its Affiliate shall prepare or cause to be prepared, within the time and manner prescribed by Applicable Law, all necessary Tax Returns and other documentation for any Taxes incurred in connection with the consummation of the LSE Assignment and the liquidation of the Local Support Companies under local law, and Purchaser and its Affiliates shall provide any cooperation in connection therewith as reasonably requested by Seller. At least ten (10) Business Days prior to the due date for any such filing (including any applicable extensions), Seller or its Affiliate will deliver to Purchaser such Tax Returns for Purchaser’s review and approval (such approval not to be unreasonably conditioned, withheld or delayed).

(c) Purchaser shall be responsible for all Transfer Taxes incurred in connection with the consummation of the Purchaser Restructuring and the transfer of assets (including equity interests in the Subsidiaries of Old Sake Parent) from Old Sake Parent to Subsidiaries of Midco, and Purchaser or a Purchaser Affiliate shall, at Purchaser’s expense, shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes pursuant to this Section 7.4(c) and Seller and its Affiliates shall provide any cooperation in connection therewith as reasonably requested by Purchaser.

Section 7.5 Section 351 Transaction. The Parties agree that the Purchaser Restructuring and the Dutch Assignment are part of a pre-arranged plan intended to constitute an exchange described in Section 351 of the Code.

Section 7.6 Controlled Foreign Corporations.

(a) After Closing, except as otherwise agreed by Seller, Purchaser shall (i) form an exempted company with limited liability incorporated under the laws of the Cayman Islands as a wholly-owned Subsidiary of Purchaser (“Midco”), (ii) transfer all of the equity interests in the directly-owned Subsidiaries of Purchaser (other than Midco) to Midco, (iii) cause Old Sake Parent to elect, under Section 301.7701-3(a) of the Treasury Regulations, to be treated as a disregarded entity for U.S. federal income tax purposes, and (iv) at the request of Seller, cause each non-U.S. direct or indirect wholly-owned Subsidiary of Purchaser (other than Midco), that (A) is a wholly-owned Subsidiary of Purchaser as of the Closing Date, (B) is specified by Seller, and (C) is not classified as a per se corporation under Section 301.7701-2(b)(8) of the Treasury Regulations, to elect, under Section 301.7701-3(a) of the Treasury Regulations, to be treated as a disregarded entity for U.S. federal income tax purposes. Seller Parent shall reimburse Purchaser or any Purchaser Group Company up to USD2,500 per electing entity of reasonable third-party costs incurred by Purchaser or any Purchaser Group Company to in making the elections described in clauses (iii) and (iv) of this Section 7.6(a) (including reasonable third-party costs incurred in connection with applying for an employer identification number, preparing and filing Internal Revenue Service Forms SS-4 and 8832 and determining whether an entity is eligible to be treated as a disregarded entity for U.S. federal income tax purposes).

(b) After Closing, Purchaser shall (i) notify Seller Parent before it engages in any proposed material intercompany transaction between two Subsidiaries of Purchaser or a Subsidiary and Purchaser (in each case, other than a transaction treated for U.S. federal income tax purposes as between two Subsidiaries that are disregarded entities and have the same regarded owner, or as between a Subsidiary that is a disregarded entity and its regarded owner) and (ii) engage in good faith consultations with Seller Parent with respect to such proposed material intercompany transaction described in (i) and on a biannual basis and at such other times as reasonably requested by Seller Parent regarding U.S. federal income tax planning related to the potential status of Purchaser or any Purchaser Group Company as a controlled foreign corporation as defined in the Code (a “CFC”) and/or as a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”). Any reasonable third-party costs incurred by Purchaser or any Purchaser Group Company as a result of such consultation shall be borne by Seller Parent.

ARTICLE VIII

THE CLOSING

Section 8.1 Closing. The Closing is taking place concurrently herewith via the remote exchange of electronic documents and signatures.

Section 8.2 Seller’s Closing Deliverables. At the Closing:

(a) Seller shall make or cause to be made the payment required under Section 3.1(c) within two (2) Business Days of Closing, if any such payment is owed by Seller;

(b) Seller shall deliver (or cause to be delivered) to Purchaser or any other applicable Purchaser Group Company each of the Transaction Documents, duly executed by Seller or its applicable Subsidiary, if applicable, as the case may be;

(c) Seller shall deliver (or cause to be delivered) to Purchaser true, correct and complete electronic copies of any required resolutions or applicable equivalent duly adopted by the governing bodies of each Local Support Company, authorizing the execution, delivery and performance of the applicable Bill of Sale and the transactions contemplated thereunder; and

(d) Seller shall deliver (or cause to be delivered) to Purchaser the Guarantee, duly executed by Seller Parent.

Section 8.3 Purchaser’s Closing Deliverables. At the Closing:

(a) Purchaser shall make or cause to be made the payment required under Section 3.1(c), within two (2) Business Days of Closing, if any such payment is owed by Purchaser;

(b) Purchaser shall issue to Seller 2 or the Local Support Companies, as applicable, the number of Purchaser Series G Preference Shares required to be delivered pursuant to Section 2.3 in the aggregate;

(c) Purchaser shall cause PT Solusi Transportasi Indonesia and GrabTaxi Company Limited to issue the applicable Local Promissory Note to PT Uber Indonesia Technology and Uber Vietnam Limited, respectively;

(d) Purchaser shall deliver (or cause to be delivered) to Seller or its applicable Subsidiary each of the Transaction Documents, duly executed by Purchaser or any other applicable Purchaser Group Company, as the case may be;

(e) Purchaser shall deliver (or cause to be delivered) to Seller a copy of the Shareholders Agreement, duly executed by such of Purchaser’s shareholders as required by the terms of the Shareholders Agreement to execute it;

(f) Purchaser shall deliver (or cause to be delivered) to Seller a copy of the Purchaser Amended Articles, which shall be effective as of the consummation of the Closing; and

(g) Purchaser shall deliver (or cause to be delivered) to Seller true, correct and complete electronic copies of any required resolutions or applicable equivalent duly adopted by any governing bodies of each Purchaser Group Company that is party to a Bill of Sale, authorizing the execution, delivery and performance of the applicable Bill of Sale and the transactions contemplated thereunder.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Seller Indemnification. Subject to the limitations set forth in this Article IX, following the Closing, each Seller undertakes, jointly and severally, to indemnify, keep indemnified and hold harmless Purchaser and its Affiliates from and against any and all Losses which any of Purchaser or any of its Affiliates suffers or incurs arising out of or resulting from:

(a) any breach or inaccuracy as of the Closing (except in any case that representations or warranties expressly speak as of a specified date, then as of such specified date or time) of any of the representations or warranties of Seller contained in Article IV of this Agreement (for purposes of determining if any such representation or warranty is inaccurate or breached and for purposes of calculating any Losses suffered or incurred arising out of or resulting from or in respect of such breach or inaccuracy, such representation and warranty shall be read as if it were not qualified by any concept of “material,” “materiality” or “Business Material Adverse Effect” or a similar qualification, except that (i) the “Business Material Adverse Effect” reference contained in Section 4.9 (Absence of Changes) and in clause (vii) of Section 4.11 (Liabilities) will not be deemed deleted and (ii) such qualifications shall be given effect with respect to: the definition of and any reference to Seller Material Contract or Seller Material Assigned Contract (i.e., the term “Seller Material Contract” shall not be read as “Seller Contract”); Section 4.6(b); the first reference to “material” in Section 4.7(a); clause (b) in the last sentence of Section 4.8; the second sentence of Section 4.13(b); Section 4.13(c); Section 4.15(c); and the second sentence of Section 4.16(b));

(b) any breach by the Seller of, or the failure by the Seller to perform, any of its covenants or other agreements contained in this Agreement;

(c) any Excluded Liability;

(d) any Liability for Taxes of, or imposed on, Seller, any of its Subsidiaries (including the Local Support Companies) or the Seller Business for, attributable to or arising in any Pre-Closing Tax Period;

(e) any Transfer Taxes and Transfer and Liquidation Costs, or share of any Transfer Taxes and Transfer and Liquidation Costs, for which Seller is liable under Section 7.4;

(f) any Liability under or with respect to the Lion City Agreements or otherwise with respect to the Lion City Transaction, which for the avoidance of doubt, shall not include the covenants of the Parties in Section 6.1, Section 6.4(b) or Exhibit 6.4(b), or any exhibits thereto;

(g) any Liability under or with respect to any portion of a Shared Contract to the extent allocated outside the Territories;

(h) any Liability with respect to any bonus payable by any Purchaser Group Company to any Seller Business Employee with respect to their services to Seller Parent or any of its Affiliates for any period prior to January 1, 2018, including 2017 Bonuses reimbursable under the proviso of Section 6.10(a)(ii), but excluding any 2018 Equity Refresh Grants; and

(i) notwithstanding anything to the contrary set forth in any Transaction Document, 50% of any Liability with respect to failure to comply with Applicable Law in connection with the transfer by Seller or any of its Affiliates of Seller Territory Data to any Purchaser Group Company in compliance with the Transition Services Agreement, including the Data Attachment to Schedule 3 of the Transition Services Agreement (other than the failure to comply with Applicable Law in Vietnam or Philippines which Liability shall be 100% borne by Purchaser). Notwithstanding anything to the contrary set forth in any Transaction Document, this Section 9.1(i) shall be the sole and exclusive remedy available to Purchaser for any breach of Applicable Law by Seller or its Affiliates (or any breach of representation or warranty of Seller relating thereto) with respect to the transfer by Seller or any of its Affiliates of Seller Territory Data to any Purchaser Group Company in compliance with the Transition Services Agreement, including the Data Attachment to Schedule 3 of the Transition Services Agreement.

Section 9.2 Purchaser Indemnification. Subject to the limitations set forth in this Article IX, following the Closing, Purchaser undertakes to indemnify, keep indemnified and hold harmless Seller and its Affiliates from and against any and all Losses which any of Seller or any of its Affiliates suffers or incurs arising out of or resulting from:

(a) any breach or inaccuracy as of the Closing (except in any case that representations or warranties expressly speak as of a specified date, then as of such specified date or time) of any of the representations or warranties of Purchaser contained in Article V of this Agreement (for purposes of determining if any such representation or warranty is inaccurate or breached and for purposes of calculating any Losses suffered or incurred arising out of or resulting from or in respect of such breach or inaccuracy, such representation and warranty shall be read as if it were not qualified by any concept of “material,” “materiality” or “Purchaser Material Adverse Effect” or a similar qualification, except that (i) the “Purchaser Material Adverse Effect” reference contained in Section 5.10 (Absence of Changes) and in clause (vii) of Section 5.12 (Liabilities) will not be deemed deleted and (ii) such qualifications shall be given effect with respect to: the definition of and any reference to Purchaser Material Contract (i.e., the term “Purchaser Material Contract” shall not be read as “Purchaser Contract”); Section 5.7(b); the first reference to “material” in Section 5.8(a); clause (y) in the last sentence of Section 5.9; the first and second sentence of Section 5.14(b); and Section 5.15(a), (d), (e) and (h)(i) (i.e., such provisions shall be read as “material to the operation of the Purchaser Group Companies”);

(b) any breach by the Purchaser of, or the failure by the Purchaser to perform, any of its covenants or other agreements contained in this Agreement;

(c) any Assumed Liability;

(d) any Transfer and Liquidation Costs, or share of any Transfer and Liquidation Costs, for which Purchaser is liable under Section 7.4;

(e) any Liability arising from the attempted assignment, winding down, fulfillment of performance or termination, as the case may be, of any Specified Local Assets; provided, that Seller complied with its obligations under Section 1.6 (except with respect to Losses directly resulting from the absence of insurance as would have been required by Section 1.6(f)) and Section 1.7; and

(f) any Liability for which Purchaser is responsible pursuant to Section 6.6(c);

(g) any Liability under or with respect to any portion of a Shared Contract to the extent allocated to the Territories (unless such Liability would be an Excluded Liability);

(h) notwithstanding anything to the contrary set forth in any Transaction Document, (i) 50% of any Liability with respect to failure to comply with Applicable Law (other than the failure to comply with Applicable Law in Vietnam or Philippines) and (ii) 100% of any Liability with respect to failure to comply with Applicable Law in Vietnam or Philippines, in each case of clauses (i) and (ii) in connection with the transfer by Seller or any of its Affiliates of Seller Territory Data to any Purchaser Group Company in compliance with the Transition Services Agreement, including the Data Attachment to Schedule 3 of the Transition Services Agreement (and the parties agree that this Section 9.2(h) will apply notwithstanding any breach of Applicable Law by Seller or its Affiliates (or any breach of representation or warranty of Seller relating thereto) with respect to the transfer by Seller or any of its Affiliates of Seller Territory Data to any Purchaser Group Company in compliance with the Transition Services Agreement, including the Data Attachment to Schedule 3 of the Transition Services Agreement); and

(i) any Liability with respect to the matters set forth on Exhibit 9.2(i).

Section 9.3 Time Limits.

(a) All of the representations, warranties, covenants and agreements of the parties contained in this Agreement, and all indemnification obligations with respect thereto, shall survive (and not be affected in any respect by) the Closing indefinitely, and any investigation conducted by any Party hereto and any information or knowledge which any Party may have or receive. Notwithstanding the foregoing, subject to Section 9.11(c), a Receiving Party shall not be liable:

(i) pursuant to Section 9.1(a) (other than with respect to Seller Fundamental Warranties) or Section 9.2(a) (other than with respect to Purchaser Fundamental Warranties), as the case may be, unless the Claiming Party gives the Receiving Party written notice of such Claim on or before the date being eighteen (18) months from the Closing;

(ii) for any Fundamental Warranty Claim (other than any Tax Claim) unless the Claiming Party gives the Receiving Party written notice of such Fundamental Warranty Claim on or before the date being six (6) years from the Closing;

(iii) for any Tax Claim unless the Claiming Party gives the Receiving Party written notice of such Claim on or before the date being thirty (30) days after the expiration of the applicable statute of limitation or any equivalent enforcement period of any local Tax authority; or

(iv) for any breach of any covenant under Section 6.1, Section 6.3, Section 6.4 or Exhibit 6.4(b), Section 6.5, Section 6.6 (except for Section 6.6(c)), Section 6.7, Section 6.8, Section 6.9, Section 6.10 or Section 6.11, unless the Claiming Party gives the Receiving Party written notice of such Claim on or before the date being eighteen (18) months from the last date for which performance is required by the Receiving Party pursuant to the terms of such covenant.

(b) The written notice of any Claim referred to in Section 9.3(a) shall be given as soon as reasonably practicable after the Claiming Party becomes aware of such matter stating reasonable details (to the extent known at the relevant time) of the nature of such Claim, the specific nature of the breach to which such Claim, is related, the circumstances giving rise to it and (if practicable) the Claiming Party’s bona fide estimate of any alleged Loss; provided, however, that the failure by the Claiming Party to deliver such notice shall not prevent the Claiming Party from being indemnified hereunder, except to the extent that the failure to so notify the Receiving Party materially prejudices the Receiving Party’s ability to defend against such Claim. If the Claiming Party has given notice of any Claim referred to in Section 9.3(a) in a timely manner and in accordance with this Section 9.3(b), such Claim shall not be subject to further time limitation.

Section 9.4 Contingent Liabilities. To the extent that a Claim arises out of a Liability which at the time that it is notified to the Receiving Party is contingent only, the Receiving Party shall not be under any obligation to make any payment to the Claiming Party unless and until the Liability ceases to be contingent and becomes an actual Liability (provided, that the foregoing shall not prevent any Claiming Party from bringing a Claim against a Receiving Party for any such Loss that is contingent or that has not yet become due and payable for purposes of Section 9.3).

Section 9.5 Monetary and Other Limits.

(a) Subject to Section 9.11(c), the aggregate amount of the Liability (the “Cap”) of either Seller and its Affiliates or Purchaser and its Affiliates, as the case may be, for Claims:

(i) in respect of the aggregate amount of all Losses indemnifiable pursuant to Section 9.1(a) (other than with respect to Seller Fundamental Warranties) or Section 9.2(a) (other than with respect to Purchaser Fundamental Warranties) shall not exceed USD285,928,668; provided, that the Cap set forth in this Section 9.5(a)(i) shall not be subject to any deduction of the amount of any Losses previously recovered that are subject to the Cap set forth in Section 9.5(a)(ii) as long as the aggregate amount of the Liability of either Seller and its Affiliates or Purchaser and its Affiliates, as the case may be, for Claims that are subject to the Cap set forth in Section 9.5(a)(i) and Section 9.5(a)(ii) does not exceed the Series G Preference Share Amount.

(ii) in respect of the aggregate amount of all (A) Fundamental Warranty Claims (other than for breaches or inaccuracies of the representations or warranties contained in Section 4.7 (Tax Matters), Section 5.8 (Tax Matters), Section 5.2(e) (Capitalization and Voting Rights) or Section 5.10(c)(v) and (vi) (Absence of Changes)) or (B) Claims pursuant to Section 9.1(b) or Section 9.2(b) (except with respect to Section 2.3(e), Section 6.1, Section 6.4 or Exhibit 6.4(b), Section 6.5, Section 6.6(c), Section 6.8, Section 6.9 and Section 6.11) shall not exceed the Series G Preference Share Amount, in each case less the amount of any Losses previously recovered that are subject to the Cap set forth in Section 9.5(a)(i); provided, that no obligation of Seller to indemnify Purchaser under Section 9.1(a) or Section 9.1(c) through Section 9.1(g), and no obligation of Purchaser to indemnify Seller under Section 9.2(a) or Section 9.2(c) through Section 9.2(f), shall be construed as a covenant within the meaning of Section 9.1(b) or Section 9.2(b), respectively, that would be subject to the Cap under clause (B) of Section 9.5(a)(ii).

(b) Subject to Section 9.11(c), and other than with respect to Seller Fundamental Warranties or Purchaser Fundamental Warranties, neither Seller and its Affiliates, nor Purchaser and its Affiliates, respectively, shall have any liability in respect of any Losses indemnifiable pursuant to Section 9.1(a) or Section 9.2(a), respectively:

(i) until the aggregate amount of such Losses with respect to an individual matter or series of related matters arising out of the same or substantially similar facts or circumstances exceeds USD200,000, in which case the full amount of all such Losses shall count towards the Threshold as provided in Section 9.5(b)(ii); provided, that the limitation on indemnification set forth in this Section 9.5(b)(i) shall cease to apply once an aggregate amount of Losses of USD4,625,000 (that would otherwise have counted towards the Threshold) shall not have counted towards the Threshold on account of the limitation on indemnification set forth in this Section 9.5(b)(i) and

(ii) subject to Section 9.5(b)(i), unless and until the amount of such Losses, when aggregated with the amount of any other Losses of a Claiming Party (or which would have been made but for the provisions of this Section 9.5(b)(ii)) exceeds USD22,874,293 (the “Threshold”), in which case the Receiving Party’s Liability in respect of such claim(s) shall be limited to the amount of such Losses in excess of the Threshold.

(c) The amount of any and all Losses indemnifiable pursuant to Section 9.1 or Section 9.2 shall be determined net of any Tax benefit (to the extent attributable to an indemnifiable Loss of Seller or its Affiliates, or Purchaser or its Affiliates, as applicable) realized as a reduction in cash Taxes by or a refund of Taxes to Seller and its Affiliates, or Purchaser and its Affiliates, as applicable, arising from the incurrence or payment of any such Loss (whether arising in the year of such Loss or in a subsequent year).

Section 9.6 Sums Recovered from Third Parties. Any sum actually recovered by a Claiming Party before settlement or final determination of any Claim (less any costs and expenses incurred by the Claiming Party in recovering the sum and any Tax attributable to or suffered in respect of the sum recovered) will reduce the amount of such Claim by an equivalent amount. If recovery is delayed until after such Claim has been satisfied by the Receiving Party, the Claiming Party shall (subject to the remaining provisions of this paragraph) pay to the Receiving Party the lesser of the amount so recovered and the amount paid by the Receiving Party to the Claiming Party in respect of such Claim (in each case less any costs and expenses incurred by the Claiming Party in recovering the sum and any Tax attributable to or suffered in respect of the sum recovered). If the amount so recovered exceeds the amount of such Claim satisfied by the Receiving Party, the Claiming Party shall be entitled to retain the excess.

Section 9.7 No Double Recovery. A Claiming Party shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity (i) more than once in respect of any one shortfall, damage, deficiency, breach or other set of circumstances which give rise to one or more Claims or (ii) with respect to a matter that is expressly taken into account in connection with the calculations contemplated by Article III (i.e., cash, Indebtedness, Net Working Capital, etc.). For this purpose, recovery by any Affiliate of a Claiming Party of any amounts from the Receiving Party shall be deemed to be recovery by the Claiming Party.

Section 9.8 Third Party Claims.

(a) Subject to Section 9.8(c), in respect of any fact, matter, event or circumstance which comes to the attention or notice of a Claiming Party which would reasonably be expected to result in a claim against it or any one of them (a “Third Party Claim”) and which, in turn, would reasonably be expected to result in a Claim, the Claiming Party shall (and shall procure, where relevant, that its Affiliates shall):

(i) as soon as practicable (but in any event within ten Business Days after receiving written notice of a Third Party Claim) give written notice to the Receiving Party stating reasonable details (to the extent known to the Claiming Party at the relevant time) of the nature of the Third Party Claim, the identity of the third-party claimant (to the extent known to the Claiming Party at the relevant time), copies of any formal demand or complaint, the circumstances giving rise to it, the specific nature of the breach to which such Third Party Claim is related, and (if practicable) a bona fide estimate of any alleged Loss (a “Third Party Claim Notice”);

(ii) allow the Receiving Party and its Representatives to investigate the Third Party Claim (including whether and to what extent any amount is or may be payable in respect thereof);

(iii) consult in good faith with the Receiving Party and its Representatives as to any ways in which the Third Party Claim might be avoided, disputed, resisted, mitigated, settled, compromised, defended or appealed;

(iv) make available (and shall use its reasonable endeavours to procure that any of its auditors, past or present, shall make available) to the Receiving Party and its Representatives all such information they may reasonably require, subject to the Receiving Party giving customary undertakings as to confidentiality as the Claiming Party may reasonably require; and

(v) subject to the Receiving Party meeting all of the requirements set forth in Section 9.8(b) and complying with the other provisions of Section 9.8, permit the Receiving Party (and its Representatives), at the Receiving Party’s expense, to participate in the defence, settlement or compromise with respect to the Third Party Claim.

(b) If the Receiving Party confirms in writing to the Claiming Party within thirty (30) days after receipt of a Third Party Claim Notice the Receiving Party’s acknowledgement (i) that the Third Party Claim is an indemnifiable Claim under this Article IX (provided, that such acknowledgement shall not be deemed an admission of the validity of, or Losses relating to any underlying claims of, such Third Party Claim) and (ii) that, as of such time, the Receiving Party (or, if the Receiving Party is Seller, Seller Parent) has adequate financial resources in order to indemnify for the reasonably likely amount of any potential Liability that the Receiving Party would be responsible for under this Agreement with respect to such Third Party Claim (and if requested by the Claiming Party in writing, the Receiving Party shall demonstrate, within such thirty (30)-day period, such adequate financial resources to the Claiming Party’s reasonable satisfaction), the Receiving Party may notify the Claiming Party in writing that the Receiving Party intends to take the sole control of such Third Party Claim within such thirty (30)-day period, except that, notwithstanding anything to the contrary contained in this Agreement, no Receiving Party may control the defense of any Third Party Claim involving (i) any Third Party Claim that seeks an order, injunction or other equitable relief against the Claiming Party or any of its Affiliates (other than the Receiving Party), (ii) any Third Party Claim pursuant to Section 9.1(a) or Section 9.2(a) if the aggregate amount of the Losses of the Claiming Party pursuant to such Third Party Claim and all prior Claims of the Claiming Party pursuant to this Article IX are reasonably expected to exceed the applicable Cap (if a Cap is applicable to such Third Party Claim), or (iii) any criminal proceeding. In the event the Receiving Party elects to take the sole control of such Third Party Claim, (provided, that the Receiving Party is permitted under this Section 9.8 to take the sole control), it shall take all such action, institute such proceedings and conduct such negotiations as the Receiving Party may reasonably deem necessary or appropriate to dispute, resist, appeal, compromise, defend, remedy or mitigate the Third Party Claim, provided, that:

(i) The Receiving Party shall keep the Claiming Party informed all of material developments in relation to any such action, proceedings or negotiations, and provide the Claiming Party with all information as the Claiming Party may reasonably request in relation thereto or otherwise in relation to such Third Party Claim; and

(ii) The Receiving Party shall not, without the prior written consent of the Claiming Party, settle or compromise or consent to the entry of any judgment in any pending or threatened Third Party Claim in respect of which indemnification may be sought under this Agreement, unless such settlement, compromise or consent by its terms obligates the Receiving Party to pay the full amount of the Liability in connection with such Third Party Claim, includes an unconditional release of the Claiming Party from all Liability arising out of such Third Party Claim and does not require the Claiming Party to admit to any fault or wrongdoing.

(iii) The Claiming Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Claiming Party, and the Receiving Party shall reasonably cooperate with the Claiming Party in such defense; provided, that in any Third Party Claim in which both the Receiving Party and the Claiming Party are named as parties and either the Receiving Party or the Claiming Party determines with advice of counsel that there may be one or more legal defenses available to it that are different in any material respect from or additional to those available to the other Party or that a conflict of interest between such Parties may exist in respect of such Third Party Claim, the Receiving Party shall be responsible for the reasonable fees and expenses of one counsel to such Claiming Party in connection with such defense.

(c) In the event the Receiving Party (i) elects not to take the sole control of a Third Party Claim in accordance with Section 9.8(b), (ii) fails to notify the Claiming Party of its election in accordance with Section 9.8(b) or (iii) is not entitled to take the sole control of a Third Party Claim in accordance with Section 9.8(b), the Claiming Party shall retain control of such Third Party Claim (and, in such instances, the Receiving Party shall have the right to participate (at its own cost) in the defense of any such Third Party Claim with counsel selected by the Receiving Party as specified in Section 9.8(a)(v)) and, subject to Section 9.8(a), take all such action, institute such proceedings and conduct such negotiations as the Claiming Party may in its sole discretion deem reasonably necessary to dispute, resist, appeal, compromise, defend, remedy or mitigate such Third Party Claim; provided, however, that the Claiming Party shall not settle such claim without the written consent of the Receiving Party (such consent not to be unreasonably withheld, conditioned or delayed).

(d) Notwithstanding any of the foregoing in this Section 9.8, Tax Contests shall be governed by Section 7.1, rather than this Section 9.8.

Section 9.9 Insurance; Mitigation. No Claiming Party shall be required to seek recovery under any insurance policy of the Claiming Party or its Affiliates as a result of this Article IX. Without limitation to any other provision of this Agreement, for the avoidance of doubt, no Claiming Party shall be prohibited from recovering any Losses from a Receiving Party under Section 9.1(a) (but solely with respect to Seller Fundamental Warranties) through (h) (if the Claiming Party is Purchaser or any of its Affiliates) or Section 9.2(a) (but solely with respect to Purchaser Fundamental Warranties) through (g) (if the Claiming Party is Seller or any of its Affiliates), as the case may be, and the amount of such Losses shall not be reduced, as a result of such Claiming Party failing or having failed to take steps to reduce, prevent or otherwise mitigate such Losses, and accordingly any duty on such Claiming Party to mitigate its Losses under these circumstances shall be excluded. Notwithstanding the preceding sentence, (i) once a Claiming Party notifies the Receiving Party of a Claim, the Claiming Party shall consider in good faith (for a period of 30 days following any such request) any request by the Receiving Party to take steps to reduce, prevent or otherwise mitigate Losses in connection with such Claim, and the Receiving Party shall reimburse, promptly upon receipt of invoices from the Claiming Party from time to time, the Claiming Party for any incremental Losses suffered, or any documented and out of pocket costs and expenses incurred, in connection with such steps, and (ii) if the amount of Losses awarded to such Claiming Party is nevertheless reduced by the Arbitral Tribunal as a result of such Claiming Party failing or having failed to take steps to reduce, prevent or otherwise mitigate its Losses, the Receiving Party shall promptly pay to such Claiming Party an amount equal to the amount by which such Claiming Party’s Losses have been so reduced.

Section 9.10 Consequential and Punitive Loss. No Receiving Party shall be liable in respect of any Claim for Losses to the Claiming Party for any (a) indirect, special or consequential Losses unless to the extent such Losses (i) were reasonably foreseeable by a prudent person or (ii) are actually awarded to a third party pursuant to a Third Party Claim, or (b) punitive or exemplary damages unless to the extent actually awarded to a third party pursuant to a Third Party Claim.

Section 9.11 General.

(a) Provisions of this Article IX apply notwithstanding any other provision of this Agreement to the contrary and shall not cease to have effect as a consequence of any rescission or termination of any other provisions of this Agreement.

(b) Except as provided in Section 10.8 (Specific Performance), Section 9.11(c) and Article III (Post-Closing Adjustment), from and after the Closing, this Article IX shall constitute the sole and exclusive remedy for claims arising out of or resulting from this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, the limitations on the Liability of the Receiving Party set out in this Article IX shall not apply in relation to the Receiving Party to the extent that the Claim is arising out of or resulting from or in respect of Fraud.

(d) Each of Seller and Purchaser may, at its election within ten (10) Business Days after it is finally determined that Seller or Purchaser, as the case may be, has a Liability as a Receiving Party hereunder, choose to settle any Liability it may have pursuant to this Article IX in cash or by delivery of Purchaser Shares to the other Party. In the event that a Party elects (by giving notice to the other Party) to deliver Purchaser Shares pursuant to this Section 9.11(d):

(i) at a time when Purchaser’s Ordinary Shares are not admitted, quoted or listed on an internationally recognized stock exchange, then Seller or Purchaser, as the case may be, will deliver to the other Party Purchaser Series G Preference Shares, and for purposes of determining the number of Purchaser Series G Preference Shares to be delivered, such shares will be valued at the greater of (x) the value per share as the most recent preferred series of stock issued by Purchaser prior to the initiation of the applicable claim or (y) the Fair Market Value of the Purchaser Series G Preference Shares at that time as determined in accordance with Section 9.11(e); and

(ii) at a time when Purchaser’s Ordinary Shares are admitted, quoted or listed on an internationally recognized stock exchange, then for purposes of determining the number of Purchaser Shares (or ADRs, as applicable) to be delivered, such shares will be valued at a price per share equal to the volume weighted average price of a Purchaser Ordinary Share (or ADR as applicable) on their primary trading market or exchange for the twenty (20) consecutive trading days ending on the second (2nd) trading day prior to the date of delivery.

(e) “Fair Market Value” means the price at which a willing seller would sell, and a willing buyer would buy, such Purchaser Shares having full knowledge of the relevant facts in an arm’s-length transaction without either party having time constraints, and without either party being under any compulsion to buy or sell, as determined in accordance with the following sentences of this Section 9.11(e). For the period ending thirty (30) days after a Party has received notice of the election of the other Party to deliver Purchaser Shares pursuant to Section 9.11(d), the Parties shall in good faith negotiate the Fair Market Value of such Purchaser Shares as of the date of such election (the “Mutual Valuation Period”). If the Parties are unable to reach agreement as to such Fair Market Value within the Mutual Valuation Period, they shall, at a date and time mutually agreed by Seller and Purchaser (but in any event no later than thirty (30) days after the expiration of the Mutual Valuation Period), each submit to a mutually agreed independent third party (in the event they cannot agree on such an independent third party during such thirty (30)-day period, then either of them may request the LCIA to select such third party) (such independent third party, the “FMV Arbitrator”), its determination of such Fair Market Value. At or prior to the time of such submission, Seller and Purchaser will each instruct the FMV Arbitrator to keep such submission confidential and not to disclose its contents to any other Person until the respective other Party has also submitted its determination to the FMV Arbitrator. The FMV Arbitrator will also be instructed by the Parties to give copies of each submission to both of them simultaneously promptly (but in any event within one day) after each such determination has been submitted to it. The FMV Arbitrator shall then determine the Fair Market Value of the Purchaser Shares by selecting either of the calculations of Fair Market Value submitted to the FMV Arbitrator by the Parties. The fees and expenses of the FMV Arbitrator in connection with its determination of Fair Market Value under this Section 9.11(e) shall be borne in their entirety by the Party whose calculation was not selected by the FMV Arbitrator.

ARTICLE X

MISCELLANEOUS

Section 10.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below.

“2017 Bonuses” means the aggregate amount of cash bonuses that are payable to Seller Business Employees with respect to their services to Seller Parent or any of its Affiliates in the fiscal year 2017.

“2018 Equity Refresh Grants” means the aggregate amount of equity refresh grants awarded in the course of Seller Parent’s global annual ordinary course performance review cycle to be completed by March 31, 2018 that are to be granted to Seller Business Employees with respect to their services to Seller Parent or any of its Affiliates in the fiscal year 2017 that are set forth in, on an individual basis, an email between Seller and Purchaser, dated March 25, 2018, 12:30 a.m. P.T., which information shall be anonymized for any Seller Business Employees for whom consent to share such data has not been obtained as required under Applicable Law as of such date and time (with the anonymized information of such Seller Business Employees to be provided promptly after Seller obtains such consents) (including the information called for in Section 4.2(c), it being understood that, to the extent that Purchaser (and not Seller Parent or any of its Affiliates) shall be required to make the applicable equity grants under Section 6.10, such provision shall be applied mutatis mutandis).

“Accounting Methods” means (a) in respect of Seller, the classifications, judgments and valuation and estimation methodologies (including the methodologies used to calculate reserves) used in the preparation of the balance sheet included in the most recent Seller Financial Statements or as otherwise set forth on Section 4.8 of the Seller Disclosure Schedule; provided, that if any such classifications, judgments and valuation and estimation methodologies (including the methodologies used to calculate reserves) are not in accordance with U.S. GAAP, applied on a consistent basis, or as otherwise set forth on Section 4.8 of the Seller Disclosure Schedule, then U.S. GAAP applied on a consistent basis shall prevail; provided, further, that any changes in assets or Liabilities as a result of purchase accounting adjustments arising from or resulting from the consummation of the Transaction shall be excluded, and (b) in respect of Purchaser, the classifications, judgments and valuation and estimation methodologies (including the methodologies used to calculate reserves) used in the preparation of the balance sheet included in the most recent Purchaser Financial Statements; provided, that if any such classifications, judgments and valuation and estimation methodologies (including the methodologies used to calculate reserves) are not in accordance with IFRS applied on a consistent basis, then IFRS applied on a consistent basis shall prevail; provided, further, that any changes in assets or Liabilities as a result of purchase accounting adjustments arising from or resulting from the consummation of the Transaction shall be excluded; and provided, further, that any changes in the accounting methods, principles or practices of Purchaser or Seller after the Closing Date shall not affect the Accounting Methods.

“Acquired Assets” means, collectively, the Dutch Acquired Assets and the Local Acquired Assets, including the Seller Territory Data, the Delayed Assets, the Uni EATS Assets, the Seller Assigned Contracts and copies of the employment and benefits-related records set forth on Schedule B to the Transition Services Agreement for the Continuing Employees.

“Action” means any charge, claim, action, complaint, petition, investigation, appeal, suit, litigation or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any Applicable Law.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person. For the avoidance of doubt, (x) under no circumstances will Seller Parent or any of its Affiliates be deemed to be Affiliates of Purchaser or any of its Subsidiaries or vice versa, (y) none of the shareholders of Seller Parent shall be deemed to be Affiliates of Seller or any of its Subsidiaries and (z) none of the shareholders of Purchaser or Old Sake Parent shall be deemed to be Affiliates of Purchaser or any other Purchaser Group Company.

“Amended Purchaser Articles” means the amended and restated memorandum and articles of association of Purchaser to become effective immediately prior to the Closing and to be filed by Purchaser with the registrar in the Cayman Islands within 15 days after effectiveness, in substantially the form attached hereto as Exhibit 10.1(A).

“Antitrust Laws” means any Applicable Law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, abuse of dominance, lessening of competition, impeding effective competition, restraint of trade or collusion.

“Applicable Law” means with respect to any Person, any foreign, national, federal, state, local, municipal or other law, statute, constitution, resolution, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any orders, writs, injunctions, awards, judgments and decrees applicable to such Person or its Subsidiaries, their business or any of their respective assets or properties.

“Arbitral Tribunal” means the arbitral tribunal that has been established in accordance with Section 10.12(a).

“Assumed Liabilities” means, collectively, the Dutch Assumed Liabilities and the Local Assumed Liabilities.

“Bills of Sale” means one or more bills of sale and instruments of assignment and assumption in respect of the applicable Acquired Assets and the applicable Assumed Liabilities, respectively, between Seller, a Subsidiary of Seller or a Local Support Company, on the one hand, and the applicable Purchaser Group Company, on the other hand, and, in the case of the Bill of Sale with respect to the Delayed Assets and the Delayed Liabilities, in the form attached hereto as Exhibit 10.1(B) and, in the case of the Bill of Sale with respect to the Uni EATS Assets and the Uni EATS Liabilities, in the form attached hereto as Exhibit 6.7(d).

“Business Data” has the meaning set forth on Exhibit 10.1(C).

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in San Francisco, United States, the Cayman Islands or Singapore.

“Business Material Adverse Effect” means, with respect to the Seller Transferred Business, Seller or any of its Subsidiaries (including the Local Support Companies), any event, change, effect, condition or circumstance (each, an “Effect”) that, either individually or in the aggregate with other Effects, has had, or would reasonably be expected to have, a material adverse effect on (i) the business, financial condition or results of operations of the Seller Transferred Business, taken as a whole, or (ii) the ability of Seller or any of its Affiliates to perform their respective obligations under this Agreement or any other Transaction Document that are material to the Transaction as a whole; provided, however, that, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Business Material Adverse Effect under clause (i) of the foregoing: (a) Effects resulting from conditions generally affecting the industries in which the Seller Transferred Business operates or any global economy or capital markets or the economy or capital markets of the Territories as a whole; (b) Effects resulting from earthquakes, acts of war, armed hostilities or terrorism or any material escalation thereof; (c) any failure to meet internal or published third party projections, estimates or forecasts, provided, that such exclusion shall not apply to any underlying Effect that may have caused such failure; (d) Effects resulting from the public announcement of this Agreement or the Transaction; or (e) changes in Applicable Law, regulatory conditions or applicable accounting principles; except, in the case of clauses (a), (b) or (e) of this definition, to the extent that such Effect or changes has a disproportionate effect on the Seller Transferred Business, taken as a whole, relative to other businesses engaged in the Territories in the same or substantially similar industries in which the Seller Transferred Business operates.

“Cause” means (i) the commission of an act of fraud, embezzlement or theft against any of the Purchaser Group Companies; (ii) a conviction (including a guilty plea or plea of nolo contendere) for any felony; (iii) a conviction (including a guilty plea or plea of nolo contendere) for any misdemeanor involving moral turpitude; (iv) chronic failure to comply in all material respects with reasonable instructions and directions of any direct supervisor, which, if such violation is curable, is not cured within thirty (30) days of written instruction or direction of such supervisor to cure such violation; (v) chronic unexplained absence from work, (vi) wilful misconduct or gross negligence in the performance of material duties, (vii) a violation of any material policy of any of the Purchaser Group Companies, which, if such violation is curable, is not cured within thirty (30) days after notice thereof to the individual; or (viii) a material violation of any Applicable Laws in connection with or during performance of the individual’s job function which, if such violation is curable, is not cured within thirty (30) days after notice thereof to the individual.

“Claim” means a claim against the Receiving Party pursuant to any of the provisions of Section 9.1 or Section 9.2.

“Claiming Party” means either Purchaser or Seller, when making a Claim against the other Party.

“Code” means the Internal Revenue Code of 1986, as amended.

“Continuing Employee” means (i) a Seller Business Employee who accepts an offer of employment with Purchaser (or one of its Subsidiaries) pursuant to Section 6.6(a) and becomes an employee of Purchaser (or one of its Subsidiaries) at the Employment Transfer Time applicable to such employee, or (ii) a Singapore Protected Employee who by operation of the Singapore Employment Act becomes an employee of Purchaser (or one of its Subsidiaries) at Closing.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the voting of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of board of directors or commissioners of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“COTS License” means any license or software-as-a-service agreement for “shrinkwrap,” “click-through” or other “off-the-shelf” software or for other software that is commercially available to the public generally (including terms of services with annual license, maintenance, support and other fees of less than USD200,000.

“D&O Indemnification Agreement” means the D&O indemnification agreement entered into as of the date hereof between Purchaser and Dara Khosrowshahi.

“Delayed Assets” means such Local Acquired Assets set forth on Exhibit 10.1(B) that are to be transferred, assigned, conveyed and delivered hereunder to MYTAXI.PH, INC..

“Delayed Liabilities” means such Local Assumed Liabilities set forth on Exhibit 10.1(B) that are to be transferred, assigned, conveyed and delivered hereunder to MYTAXI.PH, INC..

“DiDi” means Xiaoju Kuaizhi, Inc.

“Disclosed” means fairly disclosed (with sufficient detail to allow a reasonable purchaser to make an informed assessment of the nature and scope of the matters, facts and circumstances disclosed) in a Disclosure Letter or as otherwise specified in Section 4.2(c) Section 4.9(c)(vii), Section 4.16(b), Section 4.16(h) or Section 6.6(a).

“Disclosure Letters” means collectively, the Purchaser Disclosure Letter and the Seller Disclosure Letter (and each, as applicable and to the extent consistent with the context, a “Disclosure Letter”).

“Driver, Courier and Restaurant Payables” means the payables (including, for the avoidance of doubt, incentives and, in the case of the Purchaser only, any amounts held in any driver partner, courier or Restaurant Merchant wallets) to (i) driver partners in connection with providing transportation services to a rider or (ii) couriers and Restaurant Merchants in connection with providing food delivery services to an eater, (x) in the case of Seller and its Affiliates, under the Dutch Assigned Contracts, or (y) in the case of Purchaser and its Affiliates, under Purchaser Contracts.

“Driver Receivables” means the receivables from driver partners resulting from driver partners topping up their driver partner wallets (but solely to the extent there is a corresponding amount held in any driver partner, courier or Restaurant Merchant wallets that is included in Driver, Courier and Restaurant Payables).

“Due Diligence Clean Team Agreement” means that certain Due Diligence Clean Team Agreement dated as of March 1, 2018, by and between Old Sake Parent and Seller Parent, as amended.

“Dutch Acquired Assets” means all of the assets, properties, privileges, claims and rights of Seller or its Affiliates that are Related to the Seller Business (other than any Dutch Excluded Assets, Local Acquired Assets or Local Excluded Assets), including the Seller Territory Data and the Dutch Assigned Contracts, whether or not any of such assets, properties, privileges, claims or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in the books, records or financial statements of Seller or any other Person.

“Dutch Assigned Contracts” means, other than any Contracts included in Dutch Excluded Assets, all Contracts Related to the Seller Business, to which Seller or one of its Subsidiaries (other than any of the Local Support Companies) is a party or to which any of their respective properties or assets are bound, including Contracts with individual driver partners, riders and eaters.

“Employee Services Expiration Date” has the meaning given such term in the Transition Services Agreement.

“Employment Transfer Time” means (i) with respect to an applicable Seller Business Employee (other than the Singapore Protected Employees) who accepts an offer with Purchaser, the start date specified in the offer letter (which period of time between offer date and start date shall be as short as reasonably practicable and shall be in accordance with Purchaser’s historical practices for the applicable jurisdiction) applicable to such employee, but in the case of an Inactive Seller Business Employee, in no case earlier than the date such employee presents himself or herself to Purchaser for active employment in accordance with Section 6.6(a), and (ii) with respect to the Singapore Protected Employees, the Closing.

“Encumbrance” means, with respect to any asset (including, without limitation, any security) any mortgage, hak tanggungan, hipotek, lien, pledge, gadai, fiduciary transfer, security interest, option, charge, power of attorney to vote or sell, conditional assignment, restriction, third party right or interest or other encumbrance of any kind in respect of such asset.

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity or voting securities or such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or any Contract providing for the acquisition of any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any entity, any other entity that, together with such first entity, would be treated as a single employer within the meaning of Sections 414(b), (c), (m), or (o) of the Code or Section 40001(b)(1) of ERISA.

“Excluded Assets” means, collectively, the Dutch Excluded Assets and the Local Excluded Assets.

“Excluded Liabilities” means, collectively, the Dutch Excluded Liabilities and the Local Excluded Liabilities.

“Fraud” means fraud (including the element of scienter), but not constructive or equitable fraud by negligent or innocent breach of representation or warranty (it being understood that failure to disclose a breach or default under a Seller Assigned Contract that is not a Seller Material Contract or under a Seller Lease shall be deemed an innocent breach of representation or warranty as long as (i) Seller had no Knowledge of such breach or default, and (ii) none of Seller’s employees involved in the preparation of the Seller Disclosure Letter had any actual knowledge (after reasonable inquiry of other employees of Seller and its Affiliates who were aware of the Transaction prior to Closing and who would reasonably be expected to have knowledge of the matter)).

“Fundamental Warranty Claim” means a Claim against a Receiving Party pursuant to Section 9.1(a) or Section 9.2(a) involving a Seller Fundamental Warranty or a Purchaser Fundamental Warranty, respectively.

“Global Roaming Agreement” means the global roaming agreement entered into as of the date hereof between Purchaser and Uber B.V..

“Governmental Authority” means any supranational, national, federal, state, provincial, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, judicial or arbitral authority or arbitral tribunal, whether domestic or foreign.

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“IFRS” means International Financial Reporting Standards.

“Inactive Seller Business Employees” means the Seller Business Employees (excluding, for the avoidance of doubt, the Singapore Protected Employees) who are classified as “employees” and who are not actively at work at the Employment Transfer Time for other similarly situated Seller Business Employees because they are on an authorized leave of absence due to military leave, family and medical leave, maternity leave, or another approved leave (but, in each case, only to the extent they have reemployment rights guaranteed under Applicable Law, under the terms of any applicable collective bargaining agreement or under the terms of any applicable leave of absence policy of the Seller) or are on short-term disability under the Seller’s short-term disability program.

“Incentive Payment” means, for each Designated Transition Employee or certain Excluded Employees (as applicable), an amount, less all applicable Tax and other related withholdings, equal to (A) a minimum of one (1) month of such employee’s base salary (as in effect at the time of Closing), plus (B) an additional week of such employee’s base salary (as in effect at the time of Closing) for each additional week of service (if any) provided by the Designated Transition Employee, or certain Excluded Employees (as applicable), during the Designated Transition Period, or such other amount as mutually agreed by the Parties.

“Incidental License” means any: (i) licenses that arise as a matter of law by implication as a result of sales of products and services to customers in the Ordinary Course, or (ii) a Contract to purchase or lease equipment, such as a photocopier, computer, or mobile phone that also contains a license of Intellectual Property.

“Indebtedness” of any Person means, without duplication, each of the following of such Person: (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the Ordinary Course), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, in each case to the extent drawn, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced that are incurred in connection with the acquisition of properties, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations that are capitalized (including capitalized lease obligations), (vii) all obligations under banker’s acceptance or similar facilities, (viii) all obligations in respect of any interest rate swap, hedge or cap agreement, and (ix) all guarantees issued in respect of the Indebtedness referred to in clauses (i) through (viii) above of any other Person, but only to the extent of the Indebtedness guaranteed.

“Intellectual Property” means all intellectual property rights in any and all jurisdictions worldwide, including all of the foregoing to the extent protected under any of the laws of any jurisdiction: (i) Patents, (ii) Trademarks, (iii) copyrights and mask works, (iii) Trade Secrets, (iv) “moral” rights, rights of publicity or privacy, data base or data collection rights and other similar intellectual property rights, (v) registrations, applications, and renewals for any of the foregoing in (i)-(iv), and (vi) all rights in the foregoing. Notwithstanding the foregoing, solely for purposes of this Agreement (and not any other Transaction Document, except as expressly set forth in any such Transaction Document), the term “Intellectual Property” shall not include and expressly excludes any Business Data (or any intellectual property or other rights therein), including, but not limited to, any Seller Territory Data or any Purchaser Territory Data.

“Investor Agreements” means the Shareholders Agreement and the Investor Proxy.

“Investor Proxy” means the Voting Proxy Agreement and the relating Irrevocable Proxy and Power of Attorney (as attached to the Voting Proxy Agreement) entered into as of the date hereof between Purchaser, Anthony Tan and Seller 2.

“Knowledge” means (i) with respect to Seller, the actual knowledge of Dara Khosrowshahi, Katrina Johnson, Andrew Macdonald and Cameron Poetzscher after inquiry of their direct reports who are aware of the Transaction as of the Closing and would reasonably be expected to have knowledge on the matter at issue and (ii) with respect to Purchaser, the actual knowledge of Anthony Tan, Nicholas Anthony, Ming Maa, and Zafrul Hashim after inquiry of their direct reports who are aware of the Transaction as of the Closing and would reasonably be expected to have knowledge on the matter at issue.

“LCIA” means the London Court of International Arbitration

“Liabilities” means debts, liabilities and obligations (including Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, deferred or actual, determined or determinable, known or unknown, including those arising under any law, action or Governmental Order and those arising under any Contract.

“Lion City Agreements” means (i) the Lion City SPA, (ii) the Lion City Shareholders Agreement, (iii) the Collaboration Agreement and (iv) all other documents and agreements contemplated by the Lion City SPA or otherwise relating to the Lion City Transaction other than the Transaction Documents.

“Lion City Rentals” means, collectively, Lion City Holdings Pte. Ltd. and its Subsidiaries.

“Lion City Transitional Services Period” means the period from the consummation of the Closing until the earlier of (i) the date on which Mieten B.V. or its Affiliates, directly or indirectly, cease to own 100% of the share capital of Lion City Rentals and (ii) the date that is eighteen (18) months after the Closing Date; provided, that the Parties may mutually agree to extend the period set forth in clause (ii).

“Local Acquired Assets” means all of the assets, properties, privileges, claims and rights of the Local Support Companies (other than any Local Excluded Assets), including the Local Assigned Contracts, whether or not any of such assets, properties, privileges, claims or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in the books, records or financial statements of the Local Support Companies or any other Person and copies of corporate books and records of internal corporate proceedings.

“Local Assigned Contracts” means, other than any Contracts included in Local Excluded Assets, all of the Contracts Related to the Seller Business to which any of the Local Support Companies is a party or to which any of their respective properties or assets are bound.

“Local Support Companies” means, collectively, Uber Vietnam Limited, Uber Malaysia sdn bhd, Uber Singapore Technology Pte. Ltd., Uber Technology (Cambodia) Company Limited, Uber (Thailand) Ltd., PT Uber Indonesia Technology, Uber Myanmar Limited, and Uber Systems, Inc., all of which are directly or indirectly wholly-owned subsidiaries of Seller 1 (other than a de minimis number of director qualifying and nominee shares).

“Losses” mean losses, damages, deficiencies, claims, diminutions in value, awards, judgments, costs and expenses and other Liabilities, including interest, fines, penalties, fees, disbursements and amounts paid in settlement or otherwise with respect to any Action relating to the foregoing (including any costs or expenses suffered or incurred in investigating, settling or disputing any of the foregoing or in establishing or enforcing a right to be indemnified under this Agreement, and including, for the avoidance of doubt, reasonable and documented legal and other professional advisers’, experts’ and consultants’ fees).

“Ordinary Course” means, with respect to any Person that is an entity, the operations of such Person in the ordinary course of business consistent with past practice.

“Organizational Documents” means with respect to any Person, such Person’s articles or certificate of association, incorporation, formation or organization, by-laws, limited liability company agreement, partnership agreement or other constituent document or documents, each in its currently effective form as amended, restated and/or otherwise modified from time to time.

“Patents” means patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom.

“Permitted Encumbrance” means (i) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with the applicable Accounting Standards; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances or security interests arising or incurred in the Ordinary Course in respect of amounts that are not yet due and payable; (iii) rights of any third parties that are party or hold an interest in any Seller Assigned Contracts (insofar as the term “Permitted Encumbrance” relates to Seller or any of its Affiliates) or any Contract to which a Purchaser Group Company is a party (insofar as the term “Permitted Encumbrance” relates to any Purchaser Group Companies), as the case may be; and (iv) any other Encumbrances that have been incurred or suffered in the Ordinary Course and that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Encumbrance, provided, however, in case of each of clauses (i), (ii) and (iv), that when the term “Permitted Encumbrance” is used in this Agreement with respect to the Seller Business or Seller Transferred Business, such Encumbrance shall be a “Permitted Encumbrance” only to the extent that a Liability with respect to such Encumbrance is included in the Closing Net Working Capital Amount to the extent the Accounting Methods so require.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

“PII” has the meaning set forth on Exhibit 10.1(C).

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Prohibited Person” means any Person that is (i) a national or resident of any U.S. embargoed or restricted country, (ii) included on, or Affiliated with any Person on, the United States Commerce Department’s Denied Parties List, Entities and Unverified Lists; the U.S. Department of Treasury’s Specially Designated Nationals, Specifically Designated Narcotics Traffickers or Specially Designated Terrorists, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; UN Sanctions; or (iii) a Person with whom business transactions, including exports and imports, are restricted by a U.S. Governmental Authority, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Purchaser Benefit Plan” means any (i) employee benefit plan, program, policy, practice, Contract or other arrangement, including without limitation any compensation, severance, termination pay, deferred compensation, retirement, profit sharing, incentive, bonus, health, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, and (ii) any employment, indemnification, consulting, retention or stay-bonus agreement, severance or change-in control agreement, in each case, whether written, unwritten or otherwise, that is or has been sponsored, maintained, contributed to or required to be contributed to by Purchaser or its Affiliates for the benefit of any current or former employee, director, commissioner or officer, consultant or contractor of a Purchaser Group Company.

“Purchaser Conversion Shares” means the Purchaser Ordinary Shares issuable upon conversion of the Purchaser Series G Preference Shares.

“Purchaser Contracts” means all of the Contracts to which any of the Purchaser Group Companies is a party or to which any of their respective properties or assets are bound.

“Purchaser Data Room” means Purchaser’s virtual data room set up for this Transaction located at merrillcorp.corp.

“Purchaser Disclosure Letter” means the letter dated the same date as this Agreement from Purchaser to Seller in relation to the representations and warranties set out in Article V.

“Purchaser Fundamental Warranties” means, the representations and warranties set forth in Section 5.1 (Organization, Good Standing and Qualification) (except for the second and final sentences), Section 5.2(a), (d) and (e) (Capitalization and Voting Rights), Section 5.3 (Corporate Structure) (except for the last sentence and with respect to foreign qualifications and licenses in the first sentence), Section 5.4 (Authorization), Section 5.5 (Valid Issuance of Shares), Section 5.6(x)(B) (Consents; No Conflicts), Section 5.8 (Taxes), Section 5.10(c)(v) and (vi) (Absence of Changes), Section 5.14(a) (Title; Properties), and Section 5.19 (Brokers).

“Purchaser Group Companies” means Purchaser and its Subsidiaries.

“Purchaser Material Adverse Effect” means, with respect to each of the Purchaser Group Companies, any Effect that, either individually or in the aggregate with other Effects, has not had, and would reasonably be expected to have, a material adverse effect on (i) the business, financial condition or results of operations, in each case, of the Purchaser Group Companies, taken as a whole, or (ii) the ability of Purchaser or any of its Subsidiaries to perform their respective obligations under this Agreement or any other Transaction Agreement that are material to the Transaction as a whole; provided, however, that, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Purchaser Material Adverse Effect under clause (i) of the foregoing: (a) Effects resulting from conditions generally affecting the industries in which the Purchaser Group Companies operate or any global economy or capital markets or the economy or capital markets of the Territories as a whole; (b) Effects resulting from earthquakes, acts of war, armed hostilities or terrorism or any material escalation thereof; (c) any failure to meet internal or published third party projections, estimates or forecasts, provided, that such exclusion shall not apply to any underlying Effect that may have caused such failure; (d) Effects resulting from the public announcement of this Agreement or the Transaction, or (e) changes in Applicable Law, regulatory conditions or applicable accounting principles; except, in the case of clauses (a), (b) or (e) of this definition, to the extent that such Effect or changes has a disproportionate effect on the Purchaser Group Companies, taken as a whole, relative to other businesses engaged in the Territories in the same or substantially similar industries in which the Purchaser Group Companies operate.

“Purchaser Material Contracts” means, collectively, each Purchaser Contract that:

(i) involves obligations (contingent or otherwise), payments or revenues in excess of USD5,000,000 in the last twelve (12) months prior to the Closing Date or expected obligations (contingent or otherwise), payments or revenues in excess of USD5,000,000 in the next twelve (12) months after the Closing Date;

(ii) is required to be Disclosed under Section 5.15(e) of the Purchaser Disclosure Letter;

(iii) involves any provisions providing for exclusivity, non-competition, non-solicitation, “change in control”, “most favored nations”, rights of first refusal or first negotiation or similar rights, except with respect to such Purchaser Contracts (A) entered into with driver partners in connection with providing transportation services to riders, (B) that are marketing arrangements, partner programs with vendors, merchants, or other businesses, business development programs, driver partner incentive schemes, or non-disclosure agreements, or (C) with respect to Purchaser Contracts that contain a “change in control” provision, that involve payments or revenues not exceeding USD5,000,000;

(iv) is with a Purchaser Related Party (other than those employment agreements, confidentiality agreements, non-competition agreements or any other agreement of similar nature entered into in the Ordinary Course with employees or technical consultants) with an amount of over USD500,000;

(v) involves (A) Indebtedness (other than a guaranty) or (B) an extension of credit, a guaranty, surety or assumption of any obligation or any secondary or contingent Liabilities, deed of trust, or the grant of a Encumbrance (with an amount higher than USD2,000,000);

(vi) involves the lease, license, sale, use, disposition or acquisition of a business involving payments or revenues in excess of USD5,000,000;

(vii) involves the waiver, compromise, or settlement of any dispute, claim, litigation or arbitration with an amount higher than USD5,000,000;

(viii) involves the ownership or lease of, title to, use of, or any leasehold or other interest in, any personal property (except for personal property leases in the Ordinary Course and involving payments of less than USD5,000,000 in the last twelve (12) months prior to the Closing Date or expected payments of less than USD5,000,000 in the next twelve (12) months after the Closing Date);

(ix) involves the establishment, contribution to, or operation of a partnership, joint venture, alliance or similar entity, or involving a sharing of profits or losses (including joint development and joint marketing Contracts), or any investment in, loan to or acquisition or sale of the securities, equity interests or assets of any Person, involving payment of an amount higher than USD5,000,000;

(x) is with a Governmental Authority or sole-source supplier of any material product or service (other than utilities); or

(xi) is an original equipment manufacturer agreement (including original equipment manufacturer partnership agreements).

“Purchaser Owned IP” means all Intellectual Property owned or purported to be owned by any of the Purchaser Group Companies.

“Purchaser Registered IP” means Purchaser Owned IP issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority, Internet domain name registrar or other authority.

“Purchaser Related Party” means (i) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of any Purchaser Group Company, (ii) any director, commissioner or officer of any Purchaser Group Company, in each case of (i) and (ii), excluding any Purchaser Group Company.

“Purchaser Share Incentive Plan” means the employee share incentive plan of Purchaser, as amended from time to time.

“Purchaser Territory Data” has the meaning set forth on Exhibit 10.1(C).

“Purchaser Shares” means Purchaser Ordinary Shares and Purchaser Series G Preference Shares.

“Receiving Party” means either Purchaser or Seller, when receiving a Claim from the other Party.

“Regulatory Clean Team Agreement” means that certain Regulatory Clean Team Agreement dated as of March 1, 2018, by and between Old Sake Parent and Seller Parent, as amended.

“Related to the Seller Business” means primarily related to, or used primarily in connection with, the Seller Business.

“Representative” means with respect to any Person, any officer, manager, director, commissioner, employee, agent, attorney, accountant or advisor of such Person.

“Restaurant Merchant” has the meaning set forth on Exhibit 10.1(C).

“Restricted Period” means the date that is the later of five (5) years after the Closing Date and one (1) year after Seller ceases to own any Equity Securities of Purchaser.

“Rider and Eater Receivables” means the receivables from (i) riders for their use of transportation services, (ii) eaters for their use of food delivery services, or (iii) in the case of Purchaser only, any amounts held in any rider or eater wallets, in each case (x) with respect to Seller and its Affiliates, under the Seller Assigned Contracts, or (y) with respect to Purchaser and its Affiliates, under the Purchaser Contracts.

“RSU Exchange Ratio” means the quotient of (i) the implied value of one share of Seller Parent Common Stock reflected in the valuation of the shares of preferred stock issued by Seller Parent in its most recent issuance of shares of its preferred stock, divided by (ii) the implied value of one ordinary share of Old Sake Parent reflected in the valuation of the Series G preference shares of Old Sake Parent issued by Old Sake Parent in its most recent issuance of its Series G preference shares, in each case as of immediately prior to the Closing.

“Sake Drivers” means driver partners providing transportation services under Contracts to which Purchaser or any of its Affiliates is a party.

“Seller Assigned Contracts” means, collectively, the Dutch Assigned Contracts or Local Assigned Contracts.

“Seller Benefit Plan” means any (i) employee benefit plan, program, policy, practice, Contract or other arrangement, including without limitation any compensation, severance, provident fund contributions, pension scheme contributions, termination pay, deferred compensation, retirement, profit sharing, incentive, bonus, health, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, and (ii) any employment, indemnification, consulting, severance, retention or stay-bonus agreement, or change-in control agreement, in each case, whether written, unwritten or otherwise, and in each case that is or has been sponsored, maintained, contributed to or required to be contributed to by Seller and any of its Affiliates (including the Local Support Companies) for the benefit of any Seller Business Employee and, in the case of Transferred Statutory Plans only, for the benefit of any former employee, former temporary worker, former officer, former consultant, former director, former commissioner or former individual service provider or their beneficiaries or dependents.

“Seller Books and Records” means all records, papers and instruments of Seller, any Local Support Company or any other Subsidiary of Seller Related to the Seller Business, including all operational and customer-related records, accounting and financial records, employment and benefits-related records, environmental records and reports, sales records, and records relating to suppliers.

“Seller Business” means the business conducted by Seller Parent and its Subsidiaries (including Seller and its Subsidiaries (including the Local Support Companies)), as of the Closing Date, across all of the Territories, of (i) connecting, enabling or facilitating, through a technology application, providers and consumers of each of the following services: ridesharing (including motorcycles), delivery (food and otherwise), and logistics and all ancillary and related activity thereto and (ii) car, taxi and private hire vehicle rentals and leases; provided, however, that the Seller Business shall not include the business of Lion City Rentals, Viet Car Rental Company Limited, a Vietnamese company and Uber Philippines Centre of Excellence LLC.

“Seller Business Employees” means, as of immediately prior to the Closing Date, all employees, officers, directors and commissioners employed by the Local Support Companies, but excluding the Excluded Employees. For the avoidance of doubt, each Seller Business Employee is accounted for on the Seller Business Employee Census.

“Seller Data Room” means Seller’s virtual data room set up for this Transaction located at rrdvenue.com.

“Seller Disclosure Letter” means the letter dated the same date as this Agreement from Seller to Purchaser in relation to the representations and warranties set out in Article V.

“Seller Fundamental Warranties” means the representations and warranties set forth in the first, second and fourth sentence of Section 4.1 (Organization, Good Standing and Qualification)), Section 4.2(a) (except with respect to Lion City Rentals) and (d) (Capitalization and Voting Rights), Section 4.3 (Corporate Structure; Subsidiaries) (except with respect to foreign qualifications and licenses in the first sentence and except with respect to Lion City Rentals), Section 4.4 (Authorization), Section 4.5(x)(B) (Consents; No Conflicts), Section 4.7 (Taxes), Section 4.13(a) (Title; Properties), and Section 4.18 (Brokers).

“Seller Material Contracts” means, collectively, each Contract to which Seller, any Local Support Company or any other Subsidiary of Seller, in each case Related to the Seller Business, is a party or any of their respective properties or assets are bound, or any other Seller Assigned Contract, excluding any Contracts that are included in Excluded Assets, that:

(i) involves obligations (contingent or otherwise), payments or revenues in excess of USD2,000,000 in the last twelve (12) months prior to the Closing Date or expected obligations (contingent or otherwise), payments or revenues in excess of USD2,000,000 in the next twelve (12) months after the Closing Date;

(ii) is required to be Disclosed under Section 4.15(c) of the Seller Disclosure Schedule;

(iii) involves any provisions providing for exclusivity, non-competition, non-solicitation, “change in control”, “most favored nations”, rights of first refusal or first negotiation or similar rights;

(iv) is with a Seller Related Party (other than those employment agreements, confidentiality agreements, non-competition agreements or any other agreement of similar nature entered into in the Ordinary Course with employees or technical consultants) with an amount higher than USD500,000;

(v) involves (A) Indebtedness (other than a guaranty) or (B) an extension of credit, a guaranty, surety or assumption of any obligation or any secondary or contingent Liabilities, deed of trust, or the grant of a Encumbrance (with an amount higher than USD500,000);

(vi) involves the lease, license, sale, use, disposition or acquisition of a business involving payments or revenues in excess of USD2,000,000;

(vii) involves the waiver, compromise, or settlement of any dispute, claim, litigation or arbitration with a claim amount higher than USD2,000,000;

(viii) involves the ownership or lease of, title to, use of, or any leasehold or other interest in, any personal property (except for personal property leases in the Ordinary Course and involving payments of less than USD2,000,000 in the last twelve (12) months prior to the Closing Date or expected payments of less than USD2,000,000 in the next twelve (12) months after the Closing Date);

(ix) involves the establishment, contribution to, or operation of a partnership, joint venture, alliance or similar entity, or involving a sharing of profits or losses (including joint development and joint marketing Contracts), or any investment in, loan to or acquisition or sale of the securities, equity interests or assets of any Person, involving payment of more than USD2,000,000;

(x) is with a Governmental Authority, state-owned enterprise, or sole-source supplier of any material product or service (other than utilities); or

(xi) is an original equipment manufacturer Agreement (including original equipment manufacturer partnership agreements) relating to the Seller Business.

“Seller Parent” means Uber Technologies, Inc., a Delaware corporation and the ultimate parent of Seller.

“Seller Parent Common Stock” means the Class A Common Stock, par value USD0.00001 per share, of Seller Parent.

“Seller Parent Restricted Stock Unit” means a restricted stock unit awarded pursuant to the Seller Parent Share Incentive Plans.

“Seller Parent Share Awards” means the Seller Parent Restricted Stock Units, Seller Parent Stock Options and/or Seller Parent Stock Appreciation Rights.

“Seller Parent Share Incentive Plan” means the Seller Parent Amended and Restated 2010 Stock Plan or the Seller Parent 2013 Equity Incentive Plan, as amended.

“Seller Parent Stock Appreciation Right” means a stock appreciation right in respect of Seller Parent Common Stock awarded pursuant to the Seller Parent Share Incentive Plans.

“Seller Parent Stock Option” means an option to purchase Seller Parent Common Stock pursuant to the Seller Parent Share Incentive Plans.

“Seller Related Party” means (i) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of Seller or any of its Subsidiaries, (ii) any director, commissioner or officer of Seller or any of its Subsidiaries, in each case of (i) and (ii), excluding Seller and any of its Subsidiaries.

“Seller Territory Data” has the meaning set forth on Exhibit 10.1(C).

“Seller Transferred Business” means, collectively, the Acquired Assets and the Assumed Liabilities (excluding, for the avoidance of doubt, any Excluded Assets or Excluded Liabilities).

“Series G Preference Share Amount” means an amount, calculated in U.S. dollars, equal to the number of Purchaser Series G Preference Shares issued pursuant to this Agreement multiplied by USD5.54191.

“Share Option Exchange Ratio” means the quotient of (i) the implied value of one share of Seller Parent Common Stock reflected in the valuation of the shares of preferred stock issued by Seller Parent in its most recent issuance of shares of its preferred stock, divided by (ii) the implied value of one ordinary share of Old Sake Parent reflected in the valuation of the Series G preference shares of Old Sake Parent issued by Old Sake Parent in its most recent issuance of its Series G preference shares, in each case as of immediately prior to the Closing.

“Share Option/SAR To RSU Exchange Ratio” means the quotient of (i) the difference between (x) the implied value of one share of Seller Parent Common Stock reflected in the valuation of the shares of preferred stock issued by Seller Parent in its most recent issuance of shares of its preferred stock, minus (y) the per share exercise price or base price, as applicable, of the share of Seller Parent Common Stock subject to the Seller Parent Stock Option or Seller Parent Stock Appreciation Right, as applicable, divided by (ii) the implied value of one ordinary share of Old Sake Parent reflected in the valuation of the Series G preference shares of Old Sake Parent issued by Old Sake Parent in its most recent issuance of its Series G preference shares, in each case as of immediately prior to the Closing.

“Shared Contract” means any Contract that is used in the Seller Business and is also used by Seller or its Affiliates in the operation of their business in the Ordinary Course outside the Territories, and is set forth on Exhibit 10.1(D) to the extent it would be a Seller Material Contract if it were a Seller Assigned Contract. To the extent a Shared Contract is a BPO Contract, the Parties agree that Seller will not attempt to make the efforts specified in Section 1.8 until the end of the applicable Transition Period (e.g., rides or Uni EATS) specified in the Transition Services Agreement, unless expressly set forth otherwise in the Transition Services Agreement.

“Shareholders Agreement” means the Amended and Restated Shareholders Agreement, dated as of the Closing Date, among Purchaser, Seller and certain other parties named therein.

Singapore Employment Act” means the Employment Act, Chapter 91 of Singapore.

“Singapore Protected Employees” means the Seller Business Employees to which Section 18A of the Employment Act, Chapter 91 of Singapore applies.

“Social Insurance” means any form of social insurance required under Applicable Law, including social security, employment, unemployment or employee insurance, workmen’s compensation and medical insurance, and any contribution payable therewith to any Governmental Authority or social welfare organization.

“SoftBank” means SoftBank Group Capital Limited, a company formed under the laws of England and Wales or SB Cayman 2 Ltd, as applicable.

“Subsidiary” means, with respect to a Person, (i) any corporation of which a majority of the securities entitled to vote generally in the election of directors or commissioners thereof, at the time as of which any determination is being made, are owned by such Person, either directly or indirectly, (ii) any joint venture, general or limited partnership, limited liability company or other legal entity in which such Person is the record or beneficial owner, directly or indirectly, of a majority of the voting interests or the general partner, or (iii) any variable interest entity Controlled by such Person or its Subsidiary.

“Tax” or “Taxes” means (i) all forms of taxes and all other charges, fees, levies, duties, deficiencies or other similar assessments or Liabilities in the nature of a tax, whenever created or imposed, and shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to income, payroll and employee withholding taxes (including employment, social security or unemployment (or similar) taxes), sales and use taxes, ad valorem taxes, value added taxes (including business taxes and goods and services taxes)), withholding taxes, excise taxes, escheat, franchise taxes, business license taxes, real property taxes, stamp taxes, transfer taxes, severance taxes, occupation taxes, premium or windfall profit taxes, estate duty, customs and other import or export duties and other obligations of the same or of a similar nature to any of the foregoing including all interest, penalties and additions imposed with respect to such amounts, (ii) any Liability with respect to any item referred to in clause (i) by reason of being a member of a consolidated, unitary or combined group, and (iii) any Liability with respect to an item referred to in clause (i) or (ii) of any other Person imposed on or payable by a company pursuant to any Applicable Law or by reason of its affiliation with such Person, any Contract or Tax sharing or Tax allocation agreement or arrangement (other than customary commercial leases, financing agreements or Contracts with unaffiliated third parties entered into in the Ordinary Course that are not primarily related to Taxes) or successor Liability.

“Tax Claim” means a Claim pursuant to Section 9.1(a) (as it relates to a breach of any representation or warranty set forth in Section 4.7), Section 9.2(a) (as it relates to a breach of any representation or warranty set forth in Section 5.8), Section 9.1(c) (as it relates to Taxes), Section 9.1(d), Section 9.1(e) (as it relates to Taxes), Section 9.2(c) (as it relates to Taxes), or Section 9.2(d).

“Tax Returns” means all U.S. federal, state, local, provincial and non-U.S. returns, declarations, computations, notices, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes.

“Territories” means the following countries: Singapore, Malaysia, Indonesia, Thailand, Myanmar, Cambodia, Vietnam and the Philippines.

“Trade Secrets” means confidential or proprietary information and any know how and other inventions, processes, models, methodologies and other information that (i) derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Trademarks” means trade names, logos, trademarks, service marks, service names, trade dress, company names, collective membership marks, certification marks, slogans, toll-free numbers, and other forms indicia of origin, whether or not registerable as a trademark in any given country, together with registrations and applications therefor, and the goodwill associated with any of the foregoing.

“Transaction” means the Dutch Assignment, the LSE Assignment, the issuance of the Purchaser Series G Preference Shares and the other transactions contemplated hereby and in the Transaction Documents (excluding the liquidation or winding up of any Local Support Companies, the Purchaser Restructuring and the transactions contemplated in Section 7.6).

“Transaction Documents” means, collectively, this Agreement, the Investor Agreements, the Transition Services Agreement, the Global Roaming Agreement, the D&O Indemnification Agreement, the Guarantee, the Seller Disclosure Letter, the Purchaser Disclosure Letter, the Bills of Sale, the Local Promissory Notes and all other documents and certificates required to be executed by the Parties and their Subsidiaries pursuant to this Agreement and/or effect the Transaction.

“Transition Period Outside End Date” has the meaning given to such term in the Transition Services Agreement.

“Transition Services Agreement” means the transition services agreement as of the date hereof between Purchaser and Uber B.V..

“U4B” means the B2B enterprise platform of Seller and its Affiliates.

“Uni EATS Assets” means any Dutch Assigned Contracts between Uni Portier B.V. and any eaters, couriers or Restaurant Merchants.

“Uni EATS Liabilities” means any Dutch Assumed Liabilities of Uni Portier B.V.

“U.S. GAAP” means generally accepted accounting principles in the United States of America.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 5.1 shall have the meanings assigned to such terms in this Agreement.

Section 10.2 Governing Law. This Agreement and any disputes or claims arising out of, relating to or in connection with its subject matter or formation (including non-contractual disputes or claims) are governed by and shall be construed in accordance with the law of England and Wales; provided, that the provisions of Section 6.9 shall be governed by the laws of the Cayman Islands; and provided, further, that the transfer of the Dutch Acquired Assets shall be governed by Dutch law.

Section 10.3 Assignment; Binding Upon Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void, except that either Seller or Purchaser may assign its rights (but not its obligations) under this Agreement to any direct or indirect wholly-owned Subsidiary of such Party (and, with respect to Seller, any direct or indirect wholly-owned Subsidiary of Seller Parent) without the prior consent of the other Party; provided, however, in each case, that such assigning Party shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 10.4 Severability. Each of the provisions of this Agreement or any other Transaction Agreement is severable. If any such provision is held to be or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and, (i) the Parties shall use their reasonable efforts to replace such provision with a suitable and equitable provision in order to carry out as closely as is possible, so far as may be valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (ii) the remainder of this Agreement or the applicable other Transaction Agreement and the application of such provision to other persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures transmitted by facsimile or other electronic transmission (including PDF) shall be accepted as originals for all purposes of this Agreement.

Section 10.6 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such Party, and the exercise of any one remedy shall not preclude the exercise of any other. Notwithstanding anything to the contrary contained herein, the Parties agree that rescission of this Agreement is not a remedy available to either Party hereunder. Subject to Section 9.7 and, in the case of representations and warranties, unless otherwise set forth in Section 4.11(vi), Section 4.15(h), Section 5.12(vi) or Section 5.15(i) or, in the case of covenants and agreements, unless otherwise expressly set forth in this Agreement, the Parties intend that each representation, warranty, covenant, indemnity and agreement set forth in this Agreement shall have independent significance; if there is any inaccuracy, breach or violation by any Party of a representation, warranty, covenant or agreement contained in this Agreement and another Party has a Claim with respect thereto, (i) the fact that there exists another representation, warranty, covenant or agreement of such Party in this Agreement relating to the same subject matter (regardless of the relative levels of specificity) which was not inaccurate, breached or violated shall not detract from or mitigate the fact that the first representation, warranty, covenant or agreement was inaccurate, breached or violated, as the case may be, and such other Party has a Claim with respect thereto, and (ii) the fact that there exists another representation, warranty, covenant or agreement of such Party relating to the same subject matter (regardless of the relative levels of specificity) in this Agreement which was inaccurate, breached or violated shall not detract from the fact that the first representation, warranty, covenant or agreement was also inaccurate, breached or violated, as the case may be, and such other Party has a Claim with respect to the inaccuracy, breach or violation by the first Party of each such representation, warranty, covenant or agreement.

Section 10.7 Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the Party to be bound thereby. The waiver by a Party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. The failure of any Party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such Party thereafter to enforce such provisions.

Section 10.8 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, and without limitation to Section 6.9(d), each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, without posting a bond or proving the inadequacy of monetary damages as a remedy, in any action instituted before the Arbitral Tribunal or in any court of England and Wales having jurisdiction over the Parties and the matter, in addition to any other remedy to which it may be entitled, at law or in equity.

Section 10.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) upon transmission, if sent by facsimile or electronic transmission (in each case with receipt verified by electronic mail or telephone confirmation) during regular business hours at the location of the addressee and otherwise on the next Business Day, or (iii) three (3) Business Days after being sent by overnight courier or express delivery service (with proof of delivery), provided, that in each case the notice or other communication is sent to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such Party shall have specified in a written notice given to the other Parties):

(a) If to Seller:

Uber Technologies, Inc.

1455 Market Street, Suite 400

San Francisco, CA 94103

United States of America

Attention: General Counsel

Email: twest@uber.com

with copies (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

555 Mission Street

San Francisco, CA 94105

United States of America

Attention: Stewart L. McDowell

Facsimile Number: +1 415 393 8322

Email: smcdowell@gibsondunn.com

(b) If to Purchaser:

Grab Holdings Inc.

c/o 28 Sin Ming Lane, #01-143

Midview City, Singapore 573972

Attention: Mr. Anthony Tan

Facsimile Number: Anthony.tan@grab.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004-1482

United States of America

Attention: Ken Lefkowitz

Facsimile Number: +1 (212) 299-6557

Email: ken.lefkowitz@hugheshubbard.com

Section 10.10 Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include”, “include” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” References to “USD” or “US$” or “$” means United States Dollars. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document. In the event of a conflict between any of the Transaction Documents or any Exhibit or Schedule hereto, this Agreement shall govern unless the context otherwise requires. The statement that any information, document or other material has been “delivered,” “provided” or “made available” shall mean that such information, document or material (i) with respect to Seller, was available for review in the Seller Data Room as of 11:59 p.m. on the day that is one (1) day immediately prior to the Closing Date; or (ii) with respect to Purchaser, was available for review in the Purchaser Data Room as of 11:59 p.m. on the day that is one (1) day immediately prior to the Closing Date. If the last day of a period during which any action has to be taken under this Agreement is not a Business Day, such period shall be extended through the end of the next Business Day. “Representation” or “representations” as used in this Agreement is to be interpreted under English law as a representation excluding tortious rights and remedies.

Section 10.11 Third Party Beneficiary Rights. No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a Person who is not a party to this Agreement (other than any Affiliate of Purchaser or Seller entitled to indemnification under Section 9.1 or Section 9.2, respectively) (any such person, a “Third Party”). The Parties may by agreement terminate or vary any term of this Agreement without the consent of any Third Party.

Section 10.12 Dispute Resolution. The Parties agree that any claim, dispute, difference or controversy of whatever nature arising under, out of, relating to or in connection with this Agreement (including a claim, dispute, difference or controversy regarding its existence, termination, validity, interpretation, performance, breach, the consequences of its nullity or any non-contractual obligations arising out of or in connection with this Agreement), but excluding any claim, dispute, difference or controversy of whatever nature arising under, out of, relating to or in connection with Article III or Section 9.11(e) (a “Dispute”), they shall notify in writing the other Parties and attempt in good faith to resolve such Dispute. If no such resolution can be reached during the 30-day period following the date of such written notice (the “Negotiation Period”), then such Dispute shall be referred to and finally settled by arbitration in accordance with the LCIA Arbitration Rules (the “Rules”) in force as of the date of this Agreement and as modified by this Section 10.12, which Rules shall be deemed incorporated into this Section 10.12 and capitalised terms used in this Section 10.12 which are not otherwise defined in this Agreement have the meaning given to them in the Rules.

(a) The number of arbitrators shall be three (3), one of whom shall be nominated by the Claimant(s), one by the Respondent(s) and the third (3rd) of whom, who shall act as presiding arbitrator, shall be nominated by the two (2) party-nominated arbitrators, provided, that if the third (3rd) arbitrator has not been nominated within thirty-five (35) days of the nomination of the second party-nominated arbitrator such third (3rd) arbitrator shall be appointed by the LCIA Court. Notwithstanding the provisions of this Section 10.12(a), the LCIA Court may order expedited formation of the arbitral tribunal pursuant to Article 9A of the Rules and for that purpose the LCIA Court may elect and appoint the presiding arbitrator at any time. Notwithstanding any provision to the contrary in the Rules, the Parties may nominate and the LCIA Court may appoint arbitrators (including the presiding arbitrator) from among the nationals of any country, whether or not a Party is a national of that country.

(b) The seat or legal place of arbitration shall be London, England, and the language used in the arbitral proceedings shall be English. All documents submitted in connection with the arbitral proceedings shall be in the English language or, if in another language, accompanied by an English translation. Sections 45 and 69 of the Arbitration Act 1996 shall not apply.

(c) Having regard to the Arbitral Tribunal’s general duty set out in section 33(1) of the Arbitration Act 1996, the Parties hereby agree that, without derogating from its other powers, the Arbitral Tribunal may, following a written request by any Party at any time after the response is due, give directions as to a procedure (the “Summary Procedure”) for determining (i) whether any claim(s), counterclaim(s) or part(s) thereof is reasonably arguable and/or (ii) whether any reasonably arguable defense to the claim(s), counterclaim(s) or part(s) thereof exists and thereafter make an award (which may be a final award) if it determines, respectively, that (x) any claim(s), counterclaim(s) or part(s) thereof is not reasonably arguable or (y) no such reasonably arguable defense exists. The Arbitral Tribunal shall exercise its discretion under the Arbitration Act 1996 to adopt a procedure suitable for the determination of a request made under this Section 10.12(c) consistently with its duty as set out in section 33(2) of the Arbitration Act 1996. As part of the Summary Procedure, the Party requesting the Summary Procedure shall be required to make a written submission as to why any claim(s), counterclaim(s) or part(s) thereof is appropriate for summary determination and every other party to the arbitration shall have the opportunity to submit a written response to such submission. The Parties acknowledge and agree that this Section 10.12(c) provides for due process and gives each Party adequate opportunity to be heard, and that no Party shall challenge or resist enforcement of an award made pursuant to this Section 10.12(c) on the basis of a failure of due process or lack of opportunity to be heard, whether under Article V(1)(b) of the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, Section 68(2)(a) of the Arbitration Act 1996 or otherwise.

(d) Each Party agrees that any arbitration under this Section 10.12 shall be confidential to the Parties and the arbitrators and that each Party shall therefore keep confidential, without limitation, the fact that the arbitration has taken place or is taking place, all non-public documents produced by any other Party for the purposes of the arbitration, all awards in the arbitration and all other non-public information provided to it in relation to the arbitral proceedings, including hearings, save to the extent that disclosure may be requested by a regulatory authority, or required of it by legal duty, to protect or pursue a legal right or to enforce or challenge an award in bona fide legal proceedings before a state court or other judicial authority.

(e) The law of this arbitration agreement, including its validity and scope, shall be the law of England and Wales, and the law of England and Wales shall govern this Section 10.12 and any non-contractual provisions arising out of or in connection with this Section 10.12.

(f) This agreement to arbitrate shall be binding upon the Parties, their successors and permitted assigns.

Section 10.13 Process Agent.

(a) Each of Seller and Purchaser irrevocably appoints Law Debenture Corporate Services Limited as its agent under this Agreement, and as the agent of the Local Support Companies or the Purchaser Group Companies that are a party to a Bill of Sale, respectively, under the applicable Bill of Sale, for service of process in England and Wales, and agrees that the process by which any proceedings are commenced in the courts of England and Wales in support of, or in connection with, an arbitration commenced pursuant to Section 10.12 may be served on it by being delivered to Law Debenture Corporate Services Limited at Fifth Floor, 100 Wood Street, London EC2V 7EX. If such person is not or ceases to be effectively appointed to accept service of process on behalf of a Party, or ceases to be able to act as agent for service of process under this Section 10.13(a), or ceases to have an address in England or Wales, that Party shall immediately and irrevocably appoint a further person in England or Wales (that shall be reasonably acceptable to the other Parties) to accept service of process on its behalf, and shall notify the other Parties accordingly within ten (10) Business Days.

(b) Each Party agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings or render service of those proceedings ineffective.

(c) Nothing in this Section 10.13 shall affect the right of any Party to serve process in any other manner permitted by Applicable Law.

Section 10.14 Disclosure Letters. The Seller Disclosure Letter has been arranged into separate parts corresponding to the subsections of Article IV. The Purchaser Disclosure Letter has been arranged into separate parts corresponding to subsections of Article V. Information set forth in a part of Disclosure Letters shall be deemed to be Disclosed for purposes of the corresponding Section or subsection of this Agreement and no disclosure made in any particular part of the Disclosure Letters shall be deemed made in any other part unless (i) expressly made therein (by cross-reference or otherwise) or (ii) it is reasonably apparent on the face of such disclosure that such disclosure applies to such other representation, warranty or covenant, as applicable. No reference to or disclosure of any item or other matter in the Disclosure Letters shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or Disclosed in the Disclosure Letters. The information set forth in the Disclosure Letters is Disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever, including of any violation of Applicable Law or breach of any Contract. Nothing contained in the Disclosure Letters is intended to broaden the scope of any representation or warranty contained in this Agreement, or to limit the right of Purchaser or any of its Affiliates to indemnification under any provision of Section 9.1 other than Section 9.1(a), or the right of Seller or any of its Affiliates, to indemnification under any provision of Section 9.2 other than Section 9.2(a).

Section 10.15 Entire Agreement. The Transaction Documents and the related exhibits and schedules, constitute the entire understanding and agreement of the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the Parties with respect hereto (including, for the avoidance of doubt the term sheet executed by the representatives of certain of the Parties on November 21, 2017, the binding obligations of which are hereby terminated notwithstanding anything in that document which purports to do otherwise) other than the Mutual NDA, the Regulatory Clean Team Agreement and the Due Diligence Clean Team Agreement (which shall remain in full force and effect, subject to Section 6.3). The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof. Each Party confirms that, in any event, without prejudice to any Liability for Fraud, the only rights or remedies in relation to any representation, warranty, assurance, covenant, indemnity, undertaking or commitment given or action taken in connection with the Transaction Documents are those pursuant to such Transaction Document and the relating exhibits and schedules, and for the avoidance of doubt and without limitation, no Party has any other right or remedy (whether by way of a claim for contribution or otherwise) in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in this Agreement).

Section 10.16 No Set Off, Deduction or Counterclaim. Except as specifically provided in Article III, every payment payable by a Party under this Agreement shall be made in full without any set off or counterclaim howsoever arising and shall be free and clear of, and without deduction of, or withholding for or on account of, any amount which is due and payable to a Party under this Agreement.

Section 10.17 No Partnership. Nothing in this Agreement or in any document referred to in it shall constitute any of the Parties a partner of any other, nor shall the execution, completion and implementation of this Agreement confer on any Party any power to bind or impose any obligations to any third parties on any other Party or to pledge the credit of any other Party.

Section 10.18 Tax. Any payment made by or due from a Party under, or pursuant to the terms of, this Agreement shall be free and clear of all Tax whatsoever save only for any deductions or withholdings required by Applicable Law on taxation. Each Party shall be entitled to deduct and withhold from any payment pursuant to this Agreement to the extent required by Applicable Law. To the extent that amounts are so withheld or deducted by a Party, as applicable, such withholding or deduction shall be (i) remitted by such Party to the applicable Tax authority and (ii) treated for all purposes of this Agreement as having been paid to the other Party.

Section 10.19 Language. This Agreement was negotiated in English and, to be valid, all certificates, notices, communications and other documents made in connection with it shall be in English. If all or any part of this Agreement or any such certificate, notice, communication or other document is for any reason translated into any language other than English the English text shall prevail. Each of the Parties understands English and is content for all communications relating to this Agreement to be served on it in English.

Section 10.20 Expenses. Except as set forth elsewhere in this Agreement, including in Section 1.6, Section 1.8, Section 3.2(c), Section 6.1, Section 6.4, Section 6.6, Section 6.7, Section 7.4, Section 9.1, Section 9.2 and Section 9.11(e), all fees and expenses (other than Taxes) incurred in connection with this Agreement and the Transaction (including, without limitation, fees of attorneys, accountants and financial advisors) shall be paid (or caused to be paid) by the Party incurring such fees or expenses.

Section 10.21 Exchange Rate. All payments to be made between the Parties pursuant to this Agreement shall be made in US Dollars based on the indicative exchange rate of the Oversea-Chinese Banking Corporation Limited for the relevant currencies applicable at the close of business on the Business Day preceding the date of the payment agreed upon between Parties.

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Purchaser

GRAB HOLDINGS INC.

By:	/s/ Anthony Tan Ping Yeow
Name: Anthony Tan Ping Yeow
Title: Director

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Seller 1

NEBEN, LLC, acting in its capacity as the general partner and in the name and for the risk and account of UBER INTERNATIONAL C.V.

By:	/s/ Todd Alan Hamblet
Name: Todd Alan Hamblet
Title: Manager

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Seller 2

NEBEN, LLC, acting in its capacity as the general partner and in the name and for the risk and account of APPARATE INTERNATIONAL C.V.

By:	/s/ Todd Alan Hamblet
Name: Todd Alan Hamblet
Title: Manager

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